04046087

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bulgari S.p.A

*CURRENT ADDRESS Lungotevere Marzio 11
00186 Rome
Italy

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 16 2004
THOMSON
FINANCIAL

B

FILE NO. 82- 34836 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 11/10/04

82-34836

BVLGARI

12-31-03
AR/S

Contents

5 Letter from the Chairman
7 Letter from the Chief Executive Officer
8 The Bulgari Group
Key figures and financial highlights
11 The Bulgari Group in 2003
13 Group structure
15 The Bulgari story
17 Bvlgari creations
21 Bvlgari quality
23 Distribution
25 Human resources
27 The Board of Directors
and the Statutory Auditors
31 Report of the Board of Directors
on Performance as
at 31 December 2003
on the consolidated financial statements of Bulgari S.p.A
and subsidiaries and on the individual financial statements
of Bulgari S.p.A.
51 Bulgari S.p.A. and Subsidiaries
Consolidated financial statements
as at 31 December 2003
as at 31 December 2002
57 Bulgari S.p.A. and Subsidiaries
Accompanying notes
to the consolidated financial statements
as at 31 December 2003
87 Bulgari S.p.A. and Subsidiaries
Certification report on the
consolidated financial statements as at 31 December 2003
89 Bulgari S.p.A.
Financial statements
as at 31 December 2003
as at 31 December 2002
95 Bulgari S.p.A.
Accompanying notes
to the financial statements
as at 31 December 2003
124 Bulgari S.p.A.
Report of the Statutory Auditors
on the financial statements for the year ended
31 December 2003
126 Bulgari S.p.A.
Certification report on the
financial statements as at 31 December 2003

Letter from the Chairman

2003 was distinguished by a very difficult environment, both from a political and international security standpoint, which unfortunately worsened the already very uncertain economic conditions of the previous year.

To face these challenges, our Group focused on the launch of new creations in all product categories to further reinforce and consolidate the brand image. First of all, we focused our attention on high jewellery by enriching the *High Jewellery Collection* with extraordinary, unique creations that represent the quintessence of Bulgari design. Furthermore we introduced two new collections which were very successfully received: *Allegra*, distinguished by the use of color and an exceptional lightness of design and *Theme* – inspired by the 1970s sautoirs of the *Vintage Collection* – characterized by an exuberant retro-modern elegance.

Also watches witnessed the launch of new creations: the *Lucea* watch - inspired by the design of the successful jewellery line and distinguished by a modern and seductive design – and new sport lines and complicated models with sophisticated and highly technical movements thus confirming our remarkable position within the high-end watch making sector.

Finally, by introducing *Omnia*, Bulgari entered the world of the great oriental fragrances.

From an image point of view, we kept our strong presence in the movie and fashion world. Exclusive occasions such as the Venice Film Festival, the Academy Awards and the Cannes Film Festival have become important occasions where several celebrities have worn our extraordinary creations thus becoming ambassadors of the Bulgari style – from Nicole Kidman to Emma Thompson and Naomi Watts to name but a few.

This confirms, once again, how strong our brand image is today.

The results obtained in 2003 prove that despite the still unfavourable environment, our Group can count on a solid organizational structure and on a very high-level and consolidated image. We are convinced that passion and commitment evidenced in our work is the key to a future of constant success.



Paolo Bulgari



Paolo Bulgari, Chairman



Nicola Bulgari, Vice-Chairman



Francesco Trapani, Chief Executive Officer

Letter from the Chief Executive Officer

Dear Shareholders,

2003 was a very difficult year distinguished by deeply unfavourable geo-political conditions that had a definitively negative impact on the international economic trends and subsequently on the entire luxury business. Nevertheless, at the end of this year our Group registered a turnover of 759 Euro million with an increase of 5% at constant exchange rates (-2% at current exchange rates).

Furthermore, 2003 witnessed an increase both of operating profits - from 108 million Euro in 2002 to 117 million Euro in 2003 (+9%) - and net profits – equal to 92 million Euro against 76 million Euro of the previous year (+21%). I believe this strong increase of profitability has to be underlined as it was achieved thanks to a dedicated activity of improvement of all operational processes that will facilitate a further expansion of the Group itself. Indeed we created new, highly innovative and creative products and strengthened our distribution network opening the first stores in China – a very promising market.

As far as the *Bvlgari Hotels&Resorts* project is concerned, in 2003 we announced the creation of a unique resort in Bali located on the southern tip of the Jimbaran Peninsula that is due to open at the end of 2005.

The present year is still characterized by an uncertain economic environment even though the end of 2003 showed constant signs of recovery. I am therefore confident that 2004 will be a year of further growth based on an exceptionally strong brand, the solid organizational structure of the Group and the launch of new, extraordinary products.

Francesco Trapani

The Bulgari Group in 2003

Key figures and financial highlights


Net revenues
(millions of Euro)
1992
77,9
1993
110,1
1994
149,3
1995
199,0
1996
231,8
1997
296,2
1998
365,3
1999
485,3
2000
676,0
2001
766,1
2002
773,6
2003
799,3


Operating income
(millions of Euro)
1992
5,6
1993
15,8
1994
17,8
1995
23,6
1996
36,2
1997
50,3
1998
53,5
1999
71,8
2000
122,8
2001
102,1
2002
107,6
2003
116,9


Net income
(millions of Euro)
1992
2,2
1993
10,0
1994
13,0
1995
20,4
1996
29,8
1997
39,3
1998
44,1
1999
59,0
2000
95,5
2001
68,2
2002
76,1
2003
92,1


Shareholders' equity
(millions of Euro)
1992
43,0
1993
55,8
1994
70,7
1995
183,8
1996
185,6
1997
221,8
1998
255,3
1999
305,6
2000
405,0
2001
475,1
2002
548,1
2003
586,9


Personnel
(number of employees at year-end)
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
351
401
489
573
684
840
1.038
1.251
1.569
1.876
1.827
1.824


Operating cash flow
(millions of Euro)
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
6,8
15,0
17,4
27,6
38,4
52,1
59,1
81,0
124,6
107,0
115,9
129,2


Investments
(millions of Euro)
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
4,9
5,4
4,9
12,4 *
12,2
21,6
23,8
32,4
97,0
48,8
32,6
41,0


(Indebtedness) Net liquidity
(millions of Euro)
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
(47,3)
(42,7)
(37,9)
31,4
39,5
47,3
7,1
(42,2)
(198,4)
(284,3)
(136,4)
(44,9)

* Excludes IPO


BVLGARI

High Jewellery Collection advertising campaign

The Bulgari Group in 2003

The Bulgari Group ended 2003 with consolidated net revenues of Euro 759 million, an increase of 5% at constant exchange rates (-2% at current rates).
Bulgari is today one of the global players in the luxury market.

Revenues by product category

Jewels	41%
Watches	32%
Perfumes	18%
Accessories	7%
Royalties and Other	2%

Revenues by geographical area

Italy	14%
Europe (excluding Italy)	25%
America	14%
Japan	22%
Far East	19%
Middle East and Other	6%

Employees

in 42 companies in 23 countries	1.824

Ownership

Bulgari family:	54,09%
Paolo Bulgari	
Nicola Bulgari	
Francesco Trapani	
Floating	45,91%

The Bulgari Group
as at 31 December 2003
42 companies in 23 countries

Bulgari S.p.A.
Is the parent company and owner of the Bvlgari brand name. It also performs coordination activities in the areas of product development, marketing, finance and management of human resources. Bulgari S.p.A. is 54.09% owned by the Bulgari family and since 17 July 1995 has been listed on the electronic system of the Italian Stock Exchange. The stock is also currently traded on the IRS service of the London Stock Exchange.

Bulgari Netherlands B.V.
Sub-holding company that manages international investments.

Bulgari Parfums Italia S.p.A.
Company that distributes Bulgari perfumes in Italy

Bulgari Portugal Accessorios de Luxo Lda
Company involved in international operations

Bulgari International Cooperation (BIC) N.V.
Sub-holding company which manages international investments and financial transactions

Bulgari Gioielli S.p.A.
Company that coordinates the production of jewels and silver in Italy

Bulgari Italia S.p.A.
Company that manages stores in Italy

Bulgari (UK) Ltd.
Company that manages stores in the United Kingdom.

Bulgari Corporation of America Inc.
Company that manages stores in the United States.

Bulgari Asia Ltd.
Sub-holding company that manages international investments in commercial companies.
Company in liquidation.

Bulgari Parfums USA Inc.
Company that distributes Bulgari perfumes in the United States.

Bulgari South Asian Operations Pte Ltd.
Company that manages stores in Singapore

Bulgari Parfums S.A.
Company that produces and distributes Bulgari perfumes.

Bulgari Jewels S.A.
Company that produces jewels

Bulgari Time (Switzerland) S.A.
Company that produces watches, accessories and silk products

Bulgari España S.A. Unipersonal
Company that manages stores in Spain.

Bulgari S.A.
Company that manages stores in Switzerland.

Bulgari France S.A.
Company that manages stores in France.

Bulgari (Deutschland) GmbH
Company that manages stores in Germany.

Bulgari Japan Ltd.
Joint venture company with Itochu and AOI which manages stores in Japan

Bulgari Montecarlo S.A.M.
Company that manages the Montecarlo store

Bulgari Latin America N.V.
Company that distributes Bulgari products in Latin America and in the Caribbean

Bulgari Latin America Service N.V.
Company that provides logistical support and services to retailers and franchisees in Latin America and in the Caribbean.
Company in liquidation.

Bulgari (Malaysia) Sdn Bhd
Company that manages stores in Malaysia.

Bulgari Australia Pty. Ltd.
Company that manages stores in Australia

Bulgari Belgium S.A.
Company that manages stores in Belgium

Opera Management S.A.
Company that manages the "Opera Participations S.c.a." fund

Opera Participations S.c.A.
Company that invests in companies that produce goods and services with the "made in Italy" tag

Luxlook Ltd.
Company that sells luxury products on the Internet.
Company in liquidation.

Bulgari Operational Services ApS
Company that buys and leases aircraft and provides additional services related to this activity.

Bulgari Global Operations S.A.
Company involved in the development, production, promotion and marketing of Bulgari products on an international level.

Daniel Roth et Gérald Genta Haute Horlogerie S.A.
Company that produces and distributes watches.

Bulgari Korea Ltd.
Company that manages stores in Korea.

Bulgari Collection Internationale S.A.
Company that produces jewels.

Bulgari (Luxembourg) S.A.
Sub-holding company that manages the *Bulgari Hotels&Resorts B.V.* project

Bulgari Hotels&Resorts B.V.
Company that buys companies active in the hotel industry.

Bulgari (Hong Kong) Ltd.
Company that manages stores in Hong Kong.

Bulgari (Taiwan) Ltd.
Company that manages stores in Taipei.

Bulgari Milan Hotels Leasing Company S.r.l.
Società per la gestione di alberghi, resorts e residenze esclusive a marchio Bvlgari in Italia.

Bulgari Reinsurance Company Ltd.
Company that manages exclusive Bulgari hotels, resorts and residences in Italy.

Bulgari Saint Barth S.a.S.
Company that reinsures on the market Group risks which are already insured

Crova S.p.A.
Company that manages the Saint Barthelemy store.

Bulgari Retail USA S.r.l.
Company involved in the retail sale of Bulgari products and brands in the United States.

Group structure
as at 31 December 2003


Bulgari S.p.A.
Rome
Bulgari Netherlands B.V. Amsterdam
Bulgari Parfums Italia S.p.A. Rome
Bulgari Portugal Acessorios de Luxo Lda. Madeira
Bulgari International Corporation (BIC) N.V. Amsterdam
Bulgari Italia S.p.A. Rome
Bulgari (Luxembourg) S.A. Luxembourg
Bulgari Retail USA S.r.l. Rome
Bulgari (UK) Ltd. London
Bulgari Corporation of America Inc. New York
Bulgari Parfums USA Inc. New York
Bulgari Hotels & Resorts B.V. Amsterdam 65%
Bulgari Milan Hotels Leasing Company S.r.l.** 65% Rome
Bulgari (Hong Kong) Ltd. Hong Kong 51%
Bulgari South Asian Operations Pte Ltd. Singapore
Bulgari (Taiwan) Ltd. Taiwan 51%
Bulgari España S.A. Unipersonal Madrid
Bulgari Korea Ltd. Seoul 51%
Bulgari S.A. Geneva
Bulgari France S.A. Paris
Bulgari (Deutschland) GmbH Munich
Bulgari Japan Ltd. Tokyo 80%
Bulgari S.Barth S.a.S. Saint Barthelemy
Bulgari Montecarlo S.A.M. Montecarlo
Opera Management S.A. Luxembourg 50%
Bulgari Latin America Services N.V. Aruba
Bulgari Latin America N.V. Aruba
Bulgari Australia Pty. Ltd. Sydney
Bulgari Asia Ltd. Hong Kong
Bulgari Belgium S.A. Brussels
Bulgari (Malaysia) Sdn Bhd. Kuala Lumpur
Bulgari Global Operations S.A. Neuchâtel
Luxlook Ltd. New York 2%
Bulgari Operational Services ApS
Bulgari Reinsurance Company Ltd.
Opera Participations S.c.a. Luxembourg 11.72%*

- Holding
- Sub-holding company
- Production
- Distribution
- Other

* Company owned by Bulgari International Corporation (BIC) N.V. which directly holds 11.72% of all class A.1 shares. In addition, Opera Management S.A., 50% owned by Bulgari International Corporation (BIC) N.V., owns 100% of class B.1 shares.

** Company owned indirectly through Bulgari Hotel&Resorts B.V. at a percentage of 61.75% (95% * 65%, investment of Bulgari Hotel&Resorts B.V. in Bulgari Milan Hotel Leasing Company S.r.l) and directly through Bulgari S.p.A. at a percentage of 3.25%.



Sotirio Bulgari

Giorgio Bulgari



The Bulgari story

The Bulgaris descend from an ancient family of Greek silversmiths whose activity began in the small village of Epirus, where Sotirio, the founder of the family, crafted precious objects in silver. In the mid-19th century, Sotirio emigrated to Italy where in 1884 he opened his first shop in via Sistina in Rome.

With the help of his sons Costantino and Giorgio, in 1905, he inaugurated the shop on via Condotti, which still today is Bvlgari's flagship store. During the first decades of the 20th century, the two brothers developed a passionate interest in precious stones and jewels, gradually taking over their father's role. The 1950s were a turning point in the history of the company as Bulgari moved away from the strict disciplines of the French school to create its own unique style inspired by Greco-Roman classicism, the Italian Renaissance and the 19th century goldsmith school in Rome. The 1970s marked the beginning of Bulgari's international expansion with the opening of the first overseas store in New York, and in Paris, Geneva and Monte Carlo. It was also during this decade that the *Bvlgari-Bvlgari* watch was created, which was destined to become a great classic and is still Bulgari's best selling watch. At the start of the 1980s, Bulgari Time (Switzerland) S.A. was founded in Switzerland and is the company that creates and manufactures all Bulgari watches.

The 1990s marked a important moment in the history of the Group, which started a process of diversification with the creation of fragrances and accessories. In February 1993, Bulgari Parfums S.A. was founded in Switzerland marking the Group's entry into the market of perfumes. On 17 July 1995, the parent company, Bulgari S.p.A., was listed on the Italian Stock Exchange electronic system and the stock is also currently traded on the IRS (International Retail Service) of the London Stock Exchange.

In 1996, Bulgari launched its first silk collection and, the following year, the first series of leather accessories. An agreement was signed with Luxottica for the production and distribution of glasses. The year 2000 was particularly intense, characterised by the acquisition of the companies Daniel Roth SA, Gérald Genta SA and Manufacture de Haute Horlogerie and by the creation, together with other partners, of *Opera*, a closed fund that invests in goods and services which are typical of the Italian lifestyle. In 2001, Bulgari announces the creation of *Bvlgari Hotels&Resorts* a joint venture blending the expertise of the Ritz Carlton Group with the unmistakable style of Bulgari - with plans to open seven luxury five-star hotels. In September of that year, the new jewellery line *Lucea* was launched.

The years 2002 and 2003 were very challenging for the Group, given the major economic and political uncertainty which hit the entire luxury goods industry.

To face this situation, a strategy was adopted that aimed to control costs and to improve efficiency and manufacturing processes. All while continuing to invest in both distribution, by expanding and refurbishing the most important stores (in Europe, Asia and America), and production, by launching new and highly innovative creations within each product category. The financial results achieved have legitimised this strategy, confirming once again the exceptional strength of the Bvlgari brand, the success and high quality of its products and the solid organizational structure of the Group.


BVLGARI

High Jewellery Collection advertising campaign

Bvlgari creations

Bvlgari creations are all recognisable for their bold, elegant and refined style and are highly regarded by an international clientele for their high quality and unmistakable design.

Jewels

A sense of volume and a love for linear and symmetrical forms and for details inspired by art and architecture are the distinctive features of all Bulgari jewels. Bulgari offers ten different jewellery lines all of which have an alluring and unmistakable design. *Parentesi, Tubogas, Spiga, Alveare, XL, Trike* and *Nuvole* are jewels designed for the contemporary woman who seems them as an expression of herself and of her femininity and elegance. *Lucea* is a unique homage to a notion of contemporary and sophisticated femininity, whilst the *B.zero1* line is a unique synthesis of tradition and innovation. *Allegra* and *Optical* are the perfect interpretation of the more joyful and feminine side of elegance thanks to the brilliant colours of *Allegra* and the intriguing hypnotic effect of *Optical*.
Finally, in autumn 2003, the *Theme Limited Edition* was launched, characterised by a touch of retro-modern exuberant elegance inspired by the sautoirs from the 1970s *Vintage Collection*.

The range of jewellery creations is also enriched by the *Vintage Collection*, which includes almost forty unique creations dating from the 1920s to the 1980s. Necklaces, bracelets, rings, brooches and earrings show how the Bvlgari style has evolved over the years.

Occupying its own place is the *High Jewellery Collection*, a collection of unique pieces displayed on rotation in Bvlgari stores the world over. This represents the quintessence of Bvlgari design as well as an unmistakable taste for beauty, a sense of volume and skill in the use of precious materials. The collection contains over 400 unique pieces created on the basis of designs for precious stones of exceptional workmanship.

Watches

Bvlgari watches are made for men and women and fulfil the strictest criteria of Swiss watchmaking together with a contemporary creative style which identifies all Bvlgari creations. Bulgari offers various lines including the classic *Bvlgari-Bvlgari, Quadrato, Anfiteatro, Ovale, Rettangolo, B.zero1* and *Lucea*. Furthermore, the watches *Diagono* and *Diagono Professional*, with their inclined bezel and high-tech elements, include various sports models which Bulgari has developed over the years. These are available in a variety of materials and equipped with automatic movements, chronograph functions and highly sophisticated elements. Watches with complicated movements and high-tech elements are available for aficionados of fine watchmaking.
Amongst the "Grandes Complications" models, as well as *Anfiteatro Tourbillon* and *Repetition Minutes*, Bulgari has just presented the *Bvlgari-Bvlgari Tourbillon*, its first "Grandes Complications" watch designed and manufactured entirely by the Group, which combines an elegant design with highly sophisticated mechanisms, fruit of the excellent watchmaking craft of Bulgari and Daniel Roth.
As for the "Petites Complications" models, these include, amongst others, the *Bvlgari-Bvlgari Annual Calendar* equipped with annual calendar movement and the *Bvlgari-Bvlgari Moon Phases*.


BVLGARI

Omnia advertising campaign

Perfumes

Bulgari offers eight different fragrance lines with a complementary bath line, characterised by an essential style and conception destined to make them new classics.

Eau Parfumée is fresh and citrus-scented and characterised by a novel hint of green tea alongside the concentrated version, *Extrême*. *Bvlgari pour Femme* is flowery and powdery with a hint of jasmine tea whilst the male fragrance, *Bvlgari pour Homme*, is characterised by precious musks and a hint of Darjeeling tea. Other perfumes include the line designed for children and their mothers, *Petits et Mamans*, with hints of camomile and talc while *Black* is a cosmopolitan perfume for men and women.

BLV has an original hint of ginger, around which an extraordinary olfactory ambience evolves.

BVL pour homme, which was launched after the great success of *BLV*, is a fragrance of unexpected contrasts and surprising harmonies, like the man for whom it is created.

With the launch of *Omnia*, Bulgari enters the world of great oriental fragrances. An ideal meeting point of different places, eras and cultures, *Omnia* is a surprising combination of unexpected flavours skilfully blended in an aroma of absolute femininity.

Accessories

The range of Bvlgari creations includes accessories made from silk, leather and a line of spectacles and sunglasses. Pens, key-rings and gifts complete the range.

Bvlgari Hotels&Resorts

The first Bvlgari Hotel, in Milan, is the latest tribute from the contemporary Italian jeweller to the world of luxury.

The five-star hotel is situated on Via Privata Fratelli Gabba, in the most prestigious area of Milan, from both a cultural and commercial point of view, thanks to its proximity to Via Montenapoleone, Via della Spiga, the Teatro alla Scala and the Brera district.

Designed by the architects Citterio&Partners, the hotel combines the contemporary style of Bulgari with its own unmistakable identity of design and service.

The second *Bulgari Hotels&Resorts* project involves the opening of a new resort in Bali. This exceptional and luxury five-star resort will open at the end of 2005.



Bvlgari quality

A spirit of excellence permeates every Bvlgari creation. Attention to detail and the pursuit of absolute quality, typical of all the products, coexist with an innate desire to surpass and respond with passion to the ever-changing requirements of the market.

Every Bvlgari product, whether it be a jewel, watch, perfume or accessory, is an object that has been checked in the most minute detail to ensure that it upholds the Bvlgari tradition of quality and is perfectly faithful to the sensitivity and intentions of its creator.

Bvlgari jewels are initially conceived with a design in watercolour or tempera. At this point, the craftsman takes over using his skilled hands and experience to create an object with a particular softness, roundness and perfection. From the first drawing, the idea is analysed and developed creatively, so as to assess the materials and colours best suited to its development and wearability as well as its compatibility with Bvlgari tradition and style.

With watches also, Bulgari has succeeded in combining a refined design with sophisticated mechanisms, produced and checked according to the stringent and rigorous criteria of Swiss certification, a guarantee of high quality.

All Bvlgari watches are manufactured in the Neuchâtel workshops of Bulgari Time in Switzerland.

In order to guarantee the same level of quality for all Bvlgari creations, perfumes are produced with the same care and attention to detail. For this reason, Bulgari has chosen to control directly every stage of the creation, production and distribution of its perfumes through Bulgari Parfums.

The strong relationship developed with Luxottica's product development team has resulted in the creation of an innovative and refined eyewear collection.

Customer service also receives significant attention as part of Bulgari's pursuit of absolute quality.

Personnel are trained under the Excellence programme used since 1990 to bring to every Bvlgari store the standards of excellence which are a feature of the century-long experience of the via Condotti store in Rome.



Rome

Distribution

The distribution of Bvlgari products is based on ensuring the presence of selected stores in the world's major cities in order to guarantee the best product placement.

All Bvlgari stores are designed in a modern and highly distinctive style. Italian marbles, prized timber and exhibition spaces are carefully designed to enhance the entire range of Bvlgari collections, from jewels to watches and accessories, thus contributing towards a welcoming atmosphere.

The distribution of watches has followed a well-defined strategy. Care is taken to select franchisees who are capable of offering impeccable customer service.

The distribution network for Bvlgari perfumes is also operated with the same criteria of quality and selectivity.

Bvlgari fragrances are only available in finest perfumeries and department stores all over the world.



From left: Silvio Ursini, Flavia Spena, Alessandro Bogliolo, Francesco Trapani, Paolo Alberti, Ernesto Greco

Human Resources

At the end of 2003, Bulgari had 1,824 employees. Personnel training has been based on the Excellence programme since 1990 and focuses on spreading the corporate culture and is aimed, in particular, at new store assistants. All personnel receive the Bvlgari Newsletter every three months, an internal publication aimed at informing and fostering a sense of belonging within the Group.

The Executive Committee

The Executive Committee of the Bulgari Group consists of seasoned professionals of the highest calibre with experience in major international companies.

Their acquired knowledge and strong personal motivation has made them a harmonious and successful team who have a common philosophy and who carry out Bulgari's prestigious mission effectively and successfully.

Francesco Trapani
Chief Executive Officer

Paolo Alberti
Perfume Division
Executive Vice President

Alessandro Bogliolo
Jewellery, Watches and Accessories Division
Executive Vice President

Ernesto Greco
Corporate Finance and Administration
Executive Vice President

Flavia Spena
Corporate Human Resources and Organization
Executive Vice President

Silvio Ursini
New business developments
Executive Vice President

The Board of Directors

Chairman
Paolo Bulgari

Vice-Chairman
Nicola Bulgari

Chief Executive Officer
Francesco Trapani

Directors
Francesco Ago
Giuseppe Ansaldo
Giulio Figarolo di Gropello
Roberto Zanchi

The Board of Auditors

Chairman
Paolo Resta

Statutory Auditors
Maurizio de Magistris
Stefania Libori

Substitute Auditors
Berardino Di Paolo
Alberto Sabatini

Auditing Company

KPMG S.p.A.





Bulgari S.p.A. and Subsidiaries

Report of the Board of Directors on Performance as at 31 December 2003

Introduction

Pursuant to Article 2428 of the Civil Code and Legislative Decree no. 58/1998 and in compliance with Consob resolutions and recommendations, the Board of Directors of Bulgari S.p.A. has drawn up this performance report for the 2003 financial year which contains both the consolidated financial statements and the individual financial statements of Bulgari S.p.A.
The financial statements as at 31 December 2003, prepared in accordance with the criteria laid down by current legislation, have been compared with the financial statements for the year ended 31 December 2002.
Bulgari S.p.A.'s individual and consolidated financial statements as at 31 December 2003 have been audited by the company KPMG S.p.A. in accordance with current legislation.

Dear Shareholders,

the year which has just ended was one of two halves: the first half of the year was particularly unfavourable from a macroeconomic and geopolitical perspective, influenced by the war in Iraq and, subsequently, by the Sars epidemic whilst the second half of the year saw consistent signs of recovery at least in certain areas.
At the end of 2003, where conditions on the whole still remain difficult and challenging, the financial statements that we present here certainly confirm that the actions undertaken by the Group to counter the adverse market conditions were appropriate, timely and effective.
The results achieved in 2003 by the Bulgari Group, despite substantially stable revenues, were in fact on the whole very impressive.
Consolidated net sales totalled 759.3 million euros, down at current exchange rates by 1.9% on the 773.6 million euros achieved in 2002 but up by almost 5% if we disregard the negative currency effect when comparing the two years. Operating income was 116.9 million euros, up by 8.6% on the 107.6 million euros achieved last financial year, whilst net income totalled 92.1 million euros, a 21.0% rise on the 76.1 million euros earned in 2002.
From an equity point of view, the Group also made great strides to such an extent that net indebtedness fell from 136.4 million euros at the end of 2002 to 44.9 million euros by the end of 2003.
In view of the strength shown, once again, by the BVLGARI brand name and the capacity to react that the organisation has shown to possess, we believe that this difficult period over the last two years could be an important stage in the further development of your company.
Over the next few months, our focus is on achieving growth in sales volumes through important new releases in all product categories in which the Group operates. It is clear that market trends will, once again, play a decisive role as a factor outside the control of the Group. Making an analysis of the macroeconomic situation, albeit a very concise one, is an appropriate starting point for gaining a better understanding of the Group's results in 2003 and its prospects for the forthcoming months.

Macroeconomic situation

2003 was undeniably a two-speed year. In the first half of the year, the war in Iraq, firstly, and, subsequently, the Sars epidemic undoubtedly had negative repercussions on the entire global economy. From the end of June, however, the first consistent signs of recovery were seen in almost all economies, except for countries in the euro area, in particular, the economies of Germany, France and Italy, which ended the year with largely flat GDP results.
But even ignoring the exception of Europe, it is nevertheless clear that we are still far from the climate of euphoria that prevailed between the end of the nineties and which ended with the tragic events of September 2001, a climate which is unlikely to be repeated over the next few years. Under those positive conditions, the luxury goods market was one of the areas that most benefited from the situation both in terms of an increased propensity to buy the products of this sector and the rapid generation of wealth following increases on the financial markets.


BVLGARI



Sautoir from the *Vintage Collection*

The economic recession, which affected the entire global economy from the middle of 2001 to at least the first few months of 2003, seems, for a number of months now, to have been giving way to a gradual recovery, particularly in the United States and in Asia. However, what is now being expected, far from the euphoric climate at the end of the nineties, seems to be that we will instead return to a climate of normality, which unfortunately is still today threatened by the constant dramatic terrorist alerts.
Companies in the luxury goods sector have, over the last two years, faced a drastic slowdown in demand.
Under these circumstances, all companies, in order to be able to post positive results, have tested their capacity to tackle the crisis by exercising control over the endogenous factors of their business, i.e. their operating costs and the efficiency of their invested capital.
In 2004, consolidation of the recovery in America and in Asia and extension of this recovery to Europe could be the opportunity for the market to return to a situation of growth. And, although we must remain cautious in our expectations, the efforts made over recent months to achieve more slimline and efficient structures could bring about further increases in profitability.
As regards the markets that are of major interest for your Group, further details are given below.

USA
In the United States, there have been clear signs that the country is emerging from the recession with recovery more robust than had been predicted by the International Monetary Fund or by the World Bank. Growth was 1.4% in the first quarter of 2003, 3.3% in the second, an incredible 8.2% in the third, a trend that was carried through into the fourth quarter in which growth was 4.3%.
There are numerous reasons behind these results. Firstly, a monetary policy which is one of the most expansive in the last 40 years, with interest rates hovering around 1%. Then, fiscal policy, also highly expansive, which brought about a 5% deficit in GDP in 2003 from a 1% budget surplus in 2001.
Then there was the depreciation of the dollar, which has fallen by more than 20% against the euro and by at least 10% as a weighted value against the other major currencies. Of course, this exchange trend has been a boost to US exports and a major barrier to imports.
Meanwhile, the rate of inflation has remained around 2% and, finally, labour productivity has also increased with rates that are almost double those seen in the eighties.
The most encouraging aspect, in terms of prospects, is the fact the conditions described above also seem likely to continue throughout this present year. In fact, the factors that have thus far brought about significant growth in the US economy should remain unchanged at least until the end of the summer and probably until the presidential elections to be held in November. Until that time, according to the main financial analysts, it is highly likely that interest rates will remain at their historical lows, around one percentage point, whilst unemployment, which in 2003 was one of the few indicators giving cause for concern, could fall further still from its current values to reach 5.5%.
For 2004, therefore, everything points towards America being a driving force in the world economy.

EUROPE
For the euro area, after a difficult 2002, there was certainly not much to smile about in 2003, with growth remaining flat at just half a percentage point, and even falling in Germany (minus 0.1 percent).
The reasons for this trend in the community economy can be found in a restrictive monetary policy, with an interest rate still at 2%, higher than in the US, despite the fact that the trend inflation rate is falling.
Fiscal policy over these months has also not been particularly stimulating and the strengthening of the euro, blocking exports, has meant that the possibility of seeing any serious sign of recovery is extremely unlikely.
In Italy, GDP increased by just 0.3%, after achieving 0.4% growth in 2002. There is no doubt therefore that the economy in Italy is substantially stable. The modest increase in GDP in 2003 was, in particular, the result of falls in exports and investments, which are the factors that, in general, most stimulate growth. In particular, it would seem that, within the euro area, Italy is the country that has suffered the most from the effects of the revaluation of the single currency, both in 2002 and in 2003. During this two-year period, exports in Italy have dropped by more than 7% and 1% in France, whilst actually increasing by 4.6% in Germany.



Nicole Kidman wearing Bvlgari jewels at the Cannes Film Festival 2003
photo credit: Benainous-Catarina / Agence Gamma

Tourism in Italy, especially visitors from outside the EU, was once again hit hard not only by the strong euro but also by the constant international tensions and by the Sars virus. And in Italy, the tax-free shopping market is still a key indicator for strong sales, particularly in the area of luxury goods.
What most concerns the majority of analysts is the sudden brake in consumer spending in Italy in the final quarter of the year, which has placed a large question mark over the country's actual growth prospects for 2004. For this reason, the vast majority of research offices now no longer believe in the Government's target estimates, which talk of 1.9% growth for the current year, but, instead, predict that GDP will, in the best case scenario, grow by around 1.1%.
In France, following 1% growth in the economy in 2002, modest growth of 0.2% was recorded in 2003. Unfortunately, in France too, the most recent economic indicators fail to show signs of recovery. The fear is that France may face the prospect of stagnation continuing into 2004, with equally negative prospects, in particular, for employment (48,700 more unemployed in 2003 compared with the previous year). The rate of unemployment is around 10% compared with the European average of 8.8%, 5.7% in the US and 5% in Japan.
The situation of the German economy, which we recall represents almost one third of the euro area's domestic production, is the one giving most cause for concern. In 2002, growth was close to zero whilst, in 2003, GDP actually fell by 0.1%.
The performance of the British economy is highly dependent upon the recovery in the United States, given the close trade and investment ties between the two nations. In 2003, Britain was the only exception in Europe, needing to raise interest rates twice in order to curb growth in consumption with the risk of returning to a two-speed economy with the services industry expanding and manufacturing in decline.

JAPAN

In Japan, prospects are definitely improving. Growth in actual GDP for the whole of 2003 was 2.6%, with even a 7% year-on-year rise in the final quarter, the most sustained period of growth in the last thirteen years and much higher than predicted by economists.
The main drivers of the economy are exports, particularly towards China, and company investments.
All economists nevertheless remain cautious because domestic demand is still rather weak, although improving and, above all, the problem of deflation is not showing signs of disappearing.
Precisely to tackle this latter phenomenon, the new governor of the Bank of Japan is continuing the liquidity expansion policy that had been started by his predecessor, probably in an even more determined and incisive manner, with the aim of forcing prices back up as soon as possible.
The weakness of domestic demand, however, with its resulting difficulties for retail sales, continues to affect sales of luxury goods.

Financial markets

We have already specified that the rates applied in the United States by the Federal Reserve to support the economic recovery are the lowest for forty years.
The European Central Bank has also reduced the cost of money in the euro area in the last two years but has always fallen short of more drastic actions. The rate therefore has stopped at 2%, a higher level than in the US.
The rather negative trend of the economy in the euro area in 2003 perhaps confirmed the theory of those who maintained that relaxing credit would be pointless, at a time of great uncertainty and with modest growth forecasts for the region.
Inflation however remains low as a result of the combined effect of the weak economy and the significant rise of the euro against the dollar.
On the subject of the euro/dollar exchange rate, a significant change has occurred over the last two years, during which rates have shifted from below 0.90 in the first months of 2002 to around 1.10 at the start of 2003 and then to the record levels seen at the start of 2004, when the exchange rate was as high as 1.30 and is still above 1.20.
Since the end of the war in Iraq, the stock markets, particularly in America, have finally started growing again after suffering throughout 2002 and following the huge falls in 2001. All the major markets therefore ended 2003



Bvlgari-Bvlgari Moon Phases watch.

with a positive sign. The trend seems to be holding in the first few months of 2004, although the tragic terrorist attacks in Madrid could mark the point where the recovery reaches a standstill or even goes into reverse.

Gold price

Historically, the price of gold has risen in periods of political uncertainty. Indeed, before the terrorist attacks on the US, gold was less than 300 dollars/ounce, whilst throughout 2003, it remained closer to the rate of 400 dollars/ounce and reached 428 dollars/ounce on 12 January 2004.

It is nevertheless important to remember the correlation between the price of gold and the performance of the dollar. The loss in value of the US currency was in fact one of the key reasons for the metal's bullish phase and, consequently, any forecast as to its future value will be contingent on the performance of the dollar.

The price of gold expressed as euro/ounce is in fact much more stable, remaining around an average value of 320-330 euro/ounce (31 December 2002: 331 euro/ounce; 31 December 2003: 330 euro/ounce).

Significant Group activities

In market conditions which remain uncertain and in which we are constantly on the lookout for signs of a stable and lasting recovery, the Group's attention has focussed on developing and launching new products and on carrying out further research into making its management and manufacturing processes more efficient.

During the year, significant investments were made to boost the prestige of the BVLGARI brand name and to support the sales network, such as the reopening of the Los Angeles flagship store (USA) and the opening of new stores in Sapporo, Yokohama and Nagoya (Japan), Capri as well as another store at Fiumicino airport (Italy), Valencia (Spain) and Daegu (Korea).

These actions enabled the Group, particularly in the second half of the year as the first signs of recovery began to emerge, to achieve undeniably positive results and these actions are set to continue over the forthcoming months.

Development and launching of new products

To breathe new life into a weak market, the Bulgari Group, in 2003, was involved in launching a large number of new products, which were immediately well received by our customers, and is carrying out intensive activity in preparation for the launch of new products in 2004 as well.

Examples of new products for 2003 include, in the jewellery range, the new *Allegra* collection, full of fantasy and vivacity, which was launched with great success. The energy of the colours of this new collection merges harmoniously with elegance and sensuality and inspires six different designs: *Coriandoli, Caramelle, Optical, Metropolis, Tondo-Shake* and *Sassi,* the latter inspired by the success of the necklace made to launch the perfume BLV. The *Theme Collection* was also launched in the jewellery line, which harks back to a number of famous designs from Bulgari collections in the seventies.

In the watches collection, many new products were introduced including the Scuba watch, water-resistant to a depth of 2000 *Moon Phases* and *Annual Calendar* in the Bulgari-Bulgari range, the *Lucea* precious watches and the new assortment of colours in the *B.zero1* line, launched in 2002, and the *Rettangolo* and *Quadrato* lines.

In our perfumes range, 2003 saw the launch of the new fragrance *Omnia,* notable for its refined oriental fragrance and for the creative design of the bottle, which will be a further addition to the list of fragrances that make Bulgari a hugely successful operator in this sector.

With regard to accessories, the leather goods range was extended with the introduction of the new bags Décolleté Soft, Geometrica, Luna and the Ascot line, whilst the new autumn-winter silk range was launched.

"Opera" closed fund

On 5 February 2003, the subsidiary Bulgari International Corporation (BIC) N.V. subscribed and paid for, at a price of 1,000 euros per share, a further 4,075 shares in Opera Participations S.c.a., at an overall cost of 4.1


BVLGARI

Rettangolo watch advertising campaign

million euros, thus bringing the total number of shares to 16,104. This further subscription financed the acquisition of another significant investment by the fund itself.
"*Opera*" is the name of the first closed fund to specialise in investments in the area of goods and services that are typical of the Italian lifestyle and whose "made in Italy" tag may represent a competitive advantage. This fund, created in accordance with Luxembourg law in the form of a limited partnership with share capital, had subscription commitments as at 31 December 2003 in the total amount of almost 225 million euros. In this project, the Bulgari Group plays the role of investor, with a stake at the end of 2003 of almost 12% of class A.1 shares (A.1 shares have preference in the distribution of dividends whereas B.1 shares do not enjoy any preference in the distribution of dividends, but enable their holder to exercise voting rights on particularly important decisions). The Bulgari Group also has the role of management partner, holding 50% of investments in the management company of the fund, which, in turn, holds 100% of the B.1 shares in Opera Participations S.c.a..

Other significant events

- On 20 February 2003, a 50% stake was purchased in the company Crova S.p.A., a leading company in the production of top-of-the-range jewellery, with which the Bulgari Group has had business relations for over 25 years. As well as consolidating this long working relationship, the operation is the premise for the development of further projects such as product concept, product development, prototyping and production on behalf of non-Bulgari brands wanting to include jewellery within their core business.
- The Dublin-based company Bulgari Reinsurance Company Ltd., formed on 9 July 2002, became operational on 15 July 2003. The company is wholly owned by Bulgari International Corporation (BIC) N.V. and has a fully paid-up authorised capital of 635 thousand euros. The purpose of Bulgari Reinsurance Company Ltd. is to reinsure on the market the risks of theft of goods for the Group. As at 31 December 2003, this investment was valued at cost because, besides its diversity in relation to the other activities performed by the Group, the size of the investment is negligible in terms of a true representation of the Group.
- Since 1 August 2003, the activity of distributing Bulgari products to retailers in Latin America is carried out by Bulgari Corporation of America Inc., which already sells in the US. This activity was previously carried out by Bulgari Latin America N.V. with the logistical support of Bulgari Latin America Services N.V.. Consequently, the activities of the latter were transferred to Bulgari Corporation of America Inc. and their capital returned to the parent company Bulgari International Corporation (BIC) N.V.. During 2004, both companies will be liquidated.
- On 22 December 2003, Bulgari Retail USA S.r.l. was incorporated under Italian law. The company is wholly owned by Bulgari S.p.A., with an initial subscribed and paid-up capital of 50,000 euros. During 2004, this company will take over responsibility from Bulgari Corporation of America Inc. for the management of retail activities in the United States, through a local branch.
- Bulgari International Corporation (BIC) N.V. purchased from Bulgari Asia Ltd., on 26 December 2003, 100% of the shares of Bulgari South Asian Operations Pte Ltd.; on 29 December 2003, 51% of the shares of Bulgari (Hong Kong) Ltd.; and, on 31 December 2003, 51% of the shares of Bulgari (Taiwan) Ltd.. The operation is part of a process of rationalisation and simplification of the Group's corporate structure, in anticipation of the purchase (see paragraph "Subsequent events") by Bulgari International Corporation (BIC) N.V. of 49% of the remaining shares in the latter two companies mentioned which are currently held by third parties

Results

In 2003, the Bulgari Group's consolidated net revenues were significantly influenced by the strengthening of the euro against all other currencies, totalling 759.3 million euros, down by 1.9% on the 773.6 million euros achieved in 2002. At comparable exchange rates, however, the year-on-year change shows a 5% increase, which should be regarded as a positive result if we consider the critical nature, particularly in the first half of the year, of the international context in which these results were achieved and the difficulties experienced by all operators in the watches market, which represents almost one third of the Bulgari Group's revenues.

It should be recalled that since 1 January 2003, Crova S.p.A has been consolidated under the pro-rata method and Bulgari S.p.A. has purchased 50% of its shares. This change in the scope of consolidation had entirely negligible effects (approximately half a percentage point) on the change in the Group's sales, as the main supplies of this company are principally made to other Group companies.
Given that sales have remained substantially stable, the results are impressive insofar as they represent a significant year-on-year growth.
Operating profit jumped from 107.6 million euros in 2002 to 116.9 million euros in 2003, a year-on-year rise of 8.6%, whereas in terms of effect on net revenues, it rose from 13.9% in 2002 to 15.4% in 2003.
Net income reached 92.1 million euros, up by 21% on the 76.1 million euros posted last year and represents 12.1% of revenues (9.8% in the 2002 financial year).
A significant factor in achieving these results were the actions carried out in order to optimise the Group's manufacturing processes and organisational structures. These actions were implemented not just in 2003 but also during 2002 and the rewards have only been fully reaped in the year just ended.
Product contribution margins improved, with all operating costs down, except for promotional costs to support the brand name (almost 81 million euros) which were up by 5.9% on the figure for 2002.
The most important promotional investments last year, which accounted for 10.6% of revenues, included those made for the launch of the new jewellery range *Allegra*, the new fragrance *Omnia* and investments to support the entire *B.zerol* line.
Financial expenses and interest fell from 17.7 million euros in 2002 to 14.6 million euros in 2003, thanks to the reduction in the Group's average indebtedness between 2002 and 2003.
Taxes set aside during the year totalled 16.8 million euros with a resulting effective tax rate of 15.5% (15.6% in 2002). Following the cautious assessment made by the directors, as commented in the accompanying notes, no provision for deferred tax assets was made against the tax losses of Bulgari S.p.A.

A summary of the results is given in Table 1.

table 1 Bulgari Group. Summary Income Statement (million euros)

	31/12/03	31/12/02	31/12/01
Consolidated net revenues	759.3	773.6	766.1
Operating profit	116.9	107.6	102.1
Profit before taxes and third party interests	109.3	91.5	88.5
Net income	92.1	76.1	68.2

Revenues in Italy fell by 2% compared with 2002, the principal cause of which was the drop in tourist traffic caused by the major strengthening of the euro and by the continuing international tensions.
The fall in the number of tourists is one of the factors that also hit the Group's sales in other European countries (-1%), along with the rather negative economic situation, especially in France and Germany. However, sales in Spain and in the UK increased significantly.
The sales trend in the Americas was heavily influenced by the need to convert financial figures into euros. The apparent year-on-year fall of 6% at current exchange rates, in fact, becomes, at comparable exchange rates, a significant rise of more than 9% (+21% in the final quarter), confirmation of the market's recovery, with Bulgari achieving success in all product categories.
The same applies for sales in Japan, which on the surface appear to have increased by just 1% but, at comparable exchange rates, show an increase of almost 11%, thus demonstrating the extraordinary success of the BVLGARI brand name in this market.
Even more significant is growth in the Far East which, at current exchange rates, is 7.5% and, at comparable exchange rates, more than 20%, despite the considerable impact of Sars in the second quarter of the year.
In the "Other" category, the decrease is essentially due to sales in Australia, which are down following their extraordinary performance in 2002, when they more than doubled compared with the figure for 2001.

Table 2 below shows the value of revenues by geographical area according to market outlet, their percentage contribution towards total revenues and year-on-year growth.

table 2 Bulgari Group. Ricavi per area geografica (million euros)

Geographical Area	2003			2002			2001		
Italy	105.5	14%	-2%	107.3	14%	+3%	104.3	14%	+19%
Europe (excl. Italy)	189.7	25%	-1%	191.4	25%	-3%	198.0	26%	+24%
America	108.7	14%	-6%	115.9	15%	-2%	118.3	15%	- 16%
Japan	166.4	22%	+1%	164.9	21%	+7%	153.7	20%	+7%
Far East	142.6	19%	+8%	132.7	17%	-7%	142.0	19%	+27%
Middle East	29.1	4%	-5%	30.6	4%	-13%	35.3	4%	+71%
Others	17.3	2%	-44%	30.8	4%	+114%	14.5	2%	+37%
Total revenues	759.3	100%	-2%	773.6	100%	+1%	766.1	100%	+13%

In 2003, sales increased (despite being hit by a negative exchange rate effect) in all product categories except for watches (-17% at current exchange rates and -11% at comparable exchange rates).
A marked increase was seen in sales of jewellery, up by 13% at comparable exchange rates (5% at current exchange rates), which represented 41% of total revenues in the year. This result is even more remarkable given the constant growth over the last few years (+2% in 2002 and +26% in 2001).
Growth in the sales of accessories reached an extraordinary level of almost 50% at comparable exchange rate (40% at current exchange rates) and these now represent 7% of the Group's entire revenues.
Perfume sales, which were down in the first half of the year owing to the anticipated launch of the new fragrance *Omnia*, had recovered by the end of the year to record a year-on-year growth of 8.5% at comparable exchange rates (3% at current rates).
Sales of watches, despite falling, nevertheless showed consistent recovery throughout the year. It should also be noted that in 2002, the basis of comparison for 2003, sales had been particularly low in the first six months and very high in the second half of the year.
The drop in sales of watches is actually affecting the majority of operators and is more pronounced for sales made through indirect retailers, which are seeking to reduce their working capital.

Table 3 below shows the amount of revenues, the percentage of the total revenues according to product type and the year-on-year increase.

table 3 Bulgari Group. Revenues by type of product (million euros)

	2003			2002			2001		
Jewellery	307.6	41%	+ 5%	293.8	38%	+ 2%	287.7	38%	+ 26%
Watches	244.2	32%	- 17%	292.9	38%	- 1%	295.9	39%	- 6%
Perfumes	136.7	18%	+ 3%	132.6	17%	+ 5%	126.5	16%	+ 37%
Accessories	55.7	7%	+ 40%	39.9	5%	+ 4%	38.5	5%	+ 48%
Royalties and other	15.1	2%	+ 5%	14.4	2%	- 18%	17.5	2%	+ 11%
Total	759.3	100%	- 2%	773.6	100%	+ 1%	766.1	100%	+ 13%

The Group's financial situation

The Group's net indebtedness, at the end of the 2003 financial year, was 44.9 million euros, as compared with a net indebtedness of 136.4 million euros as at 31 December 2002. The significant reduction is due not only to the good cashflow generated by operations but also to the continuation of activities aimed at achieving a more effective and rationalised stock management. The inventory value, partly also as a result of the exchange trend, fell from 477 million euros at the end of 2002 to 430 million euros as at 31 December 2003 (-10%). It should be noted that this reduction was achieved in highly unfavourable market conditions and that it follows on from the already excellent results achieved in 2002 (at the end of 2001, the inventory value was 548 million euros). For the future too, the Group will seek to achieve a further improvement in the rotation of its invested capital.

The Group's indebtedness therefore decreased further still reaching a gearing (net indebtedness/total shareholders' equity) of 8% by the end of the year.

Long-term indebtedness is characterised by bank loans totalling 73 million euros, which have been obtained by Bulgari Japan Ltd. (41 million euros), Bulgari Corporation of America Inc. (20 million euros), for which a letter of patronage was issued by the Parent Company, and Bulgari S.p.A. (12 million euros).

The short-term position however shows available funds resulting from receipts from end-of-year sales.

The Group's net financial situation as at 31 December 2003 is shown in Table 4.

table 4 Bulgari Group. Financial situation (million euros)

assets (liabilieties)	31/12/03	31/12/02	31/12/01
Bank overdraft and borrowing due within one year	(13.5)	(10.5)	(188.7)
Bank overdraft and borrowing due after one year	(73.6)	(70.8)	(36.1)
Bonds falling due after one year	-	-	(100.0)
Bonds falling due within one year	-	(100.0)	-
Payables to other lenders due within one year	(6.3)	(1.5)	(1.0)
Payables to other lenders due after one year	-	(5.4)	(6.4)
Cash and bank balances	45.1	48.9	47.9
Financial receivables due within one year	2.7	2.6	-
Financial receivables due after one year	0.7	0.3	-
TOTAL NET CASH (BORROWINGS)	(44.9)	(136.4)	(284.3)
Of which due within one year	28.0	(60.5)	(141.8)
Of which due after one year	(72.9)	(75.9)	(142.5)

Investment spending

During 2003, investments in tangible assets totalled 23.6 million euros (24.0 million euros in 2002) and principally related to the works for the opening or refurbishing of stores, such as the Los Angeles "flagship store", the new stores in Sapporo, Yokohama and Nagoya (Japan), Capri as well as another store at Fiumicino airport (Italy), Valencia (Spain) and Daegu (Korea).

Significant investments were also made by Bulgari Global Operations S.A. in preparing for the Basle Fair (4.5 million euros) and in purchasing showcases to be used in the third party distribution network for exhibiting BVLGARI products.

Finally, improvements were made to the Parent Company's General Management and Administrative offices (1.4 million euros) and to the new offices of Daniel Roth et Gérald Genta Haute Horlogerie S.A. (0.5 million euros).

Intangible investments totalled 14.6 million euros (8.6 million euros in 2002) and mainly concerned the purchase and implementation of software for managing the Group's main operating activities as well as costs relating to the "BVLGARI Hotels & Resorts" project.

Other information

Corporate Governance

In the General Meeting of Shareholders called to approve the consolidated and individual financial statements, the Board of Directors of Bulgari S.p.A. presented a report comparing the rules of corporate governance of Bulgari S.p.A. with the measures contained in the Self-Discipline Code for Listed Companies. In the meeting of 10 March 2004, the Board of Directors decided to update this report by issuing a new report, a brief description of which is given below.

Bulgari S.p.A.'s system of corporate governance, in accordance with the law and with CONSOB regulations, is aimed at ensuring adequate control and management over business risks and at communicating transparently with the market.

In order to prevent unlawful or irresponsible behaviour on the part of those who operate in the name and on behalf of the individual companies that together form the Bulgari group, in the meeting of the Board of Directors of 10 March 2004, a Code of Ethics was passed which defines the general rules and the ethical and social responsibilities applicable to the performance of activities.

The current Board of Directors, whose term of office ends with the approval of the individual financial statements as at 31 December 2003, consists of two executive directors, the Chairman and the Chief Executive Officer, and five non-executive directors. The non-executive directors are, in view of their number, professional qualifications and authority, able to make a substantial contribution to board decisions. From the information received from each director, we can confirm, including with regard to the 2003 financial year, that the majority of the non-executive directors are independent, insofar as they do not have any economic relations with the company which are of an extent that is liable to limit their independence of opinion and they do not hold significant equity interests in the company.

With regard to the suggestions in the Self-Discipline Code for the creation of specific Committees to support and control the management of the company, the following decisions were taken and these will be presented to the General Meeting of Shareholders called to approve the consolidated and individual financial statements as at 31 December 2003:

Compensation committee:

During the 2003 financial year, the Company did not have a committee responsible for determining fees or for possible stock option or share allotment plans. However, in the board meeting of 10 March 2004, the Board of Directors of the Parent Company, in accordance with the recommendations contained in the Self-Discipline Code and with the duties indicated therein, deemed it expedient to approve the setting-up of the Compensation committee of which only non-executive directors are members.

This Committee will merely have a propositional role, without prejudice to the fact that the power to set the remuneration of directors invested with special responsibilities pursuant to the deed of incorporation remains with the Board of Directors. In the performance of its duties, the Committee will be entitled to make use of external consultants, at the company's expense. The compensation committee is also given the task of proposing that the Board of Directors, on the basis of the information made available by the chief executive officers, should adopt general criteria for the remuneration of the company's top management.

The remuneration of the Chief Executive Officer is commensurate with the Group's results, insofar as this also comprises a variable amount proportional to the Group's consolidated net income. Furthermore, the Chief Executive Officer, by virtue of the decision taken by the meeting of 29 April 2002, amended on 7 March 2003, receives a stock option plan whose subscription rights may be assigned to him, in one or more tranches, by the Board and, on its behalf, by the Chairman thereof, by 31 December 2004.

Nominating Committee:

The company does not have a committee for proposing nominations to the position of Director and there are no particular procedures for the nomination of Directors, such as the slate vote or the filing of nomination proposals along with the curricula vitae of the candidates.

Internal Control Committee:

Pursuant to Article 10 of the Self-Discipline Code, the Board of Directors of the Company, in its meeting of 10 March 2004, deemed it expedient to set up the Internal Control Committee, comprising all non-executive Directors who remain independent in terms of the ownership and management of the company. The Chairman of the Statutory Auditors and/or other members of the auditing team participate in the work of the committee together with the Chief Executive Officer and, at the invitation of one of the committee members, officials, managers and/or consultants of the company.

Information on the adoption of I.A.S. as from 2005

The Parent Company, Bulgari S.p.A., on the basis of Commission Regulation no. 1725 of 29/9/2003 adopting certain international accounting standards in accordance with Regulation no. 1606/2002 of the European Parliament, will be required to prepare the consolidated and individual financial statements for the financial years starting from 1 January 2005 in accordance with International Accounting Principles known as IAS (International Accounting Standards) or IFRS (International Financial Reporting Standards).
With regard to the starting date, it should nevertheless be kept in mind that the figures for the 2005 financial years must be comparable with those for the 2004 financial year.
To this end, it is necessary to prepare a balance sheet as at 31 December 2003 which meets the criteria laid down by the international principles.
The Bulgari Group has therefore started to analyse and assess the major problems, from an accounting, organisational, business and information system perspective, which are associated with the introduction of the IFRS, and is preparing to manage the impacts of these changes as efficiently as possible. Preparing the financial statements according to international accounting principles will lead, also, to a change in the corporate reporting procedures and in the valuation principles used.
In this regard, the most significant impacts that are likely to affect the Bulgari Group and Bulgari S.p.A., in terms of information systems or in economic terms, concern the adoption of the following principles:

IFRS 1 First time application
IFRS 2 Share-based payment
IAS 7 Cash flow statement
IAS 14 Segment reporting
IAS 16 Property, plant & equipment
IAS 19 Employee benefits
IAS 22 Business combination
IAS 36 Impairment of assets
IAS 38 Intangible assets
IAS 39 Financial instruments: recognition and measurement

Analysis will continue over the forthcoming months in order to determine the actual impacts that the above principles will have on the Group's consolidated shareholders' equity and on the shareholders' equity of Bulgari S.p.A..

Powers granted to the Chairman and Chief Executive Officer

By decision of the Board of Directors of Bulgari S.p.A. on 27 April 2001, the Chairman and Chief Executive Officer were granted powers of ordinary and extraordinary administration to be exercised with a single, independent and individual signature, in each of the Company's business areas.
The following powers remain under the exclusive remit of the Board of Directors:

- where the commitment exceeds the amount of 30 million euros for each individual transaction, [the power] to buy and sell equity interests, set up new companies or associate bodies in Italy or abroad, carry out capital transactions in relation to new or existing companies;
- where the commitment exceeds the amount of 30 million euros for each individual transaction, [the power] to enter into financial debt transactions and issue guarantees;
- where the commitment exceeds the amount of 2 million euros for each individual transaction, [the power] to purchase goods and services;
- to buy and sell real estate, with the exception of transactions with companies owned directly or indirectly;

• to release and hold trademark licences, names and rights on original works and inventions belonging to the company, except for temporary concessions thereof.

During 2003, neither the Chairman nor the Chief Executive Officer exercised any power of extraordinary administration nor did the Board assign them specific powers in relation to capital transactions regarding subsidiaries for amounts exceeding the powers already conferred.

Investments in Bulgari S.p.A. and in subsidiaries held by Directors

In compliance with Article 79 of Consob resolution 11971/99, as subsequently supplemented, the table below shows the investments held in Bulgari S.p.A. and in its subsidiaries by the Directors as recorded in the Shareholder Register and on the basis of communications and information received. We specify that none of the Statutory Auditors holds investments in Bulgari S.p.A. or its subsidiaries.

First name and surname	Company	No. of shares owned at the end of last year	No. of shares bought	No. of shares sold	No. of shares owned at the end of the present yeear
Paolo Bulgari	Bulgari S.p.A.	73,490,000 [1]	–	–	73,490,000 [1]
Nicola Bulgari	Bulgari S.p.A.	73,549,000 [1]	–	20,000	73,529,000 [1]
Francesco Trapani	Bulgari S.p.A.	13,207,348 [2]	–	1,000	13,206,348 [2]
Giuseppe Ansaldo	Bulgari S.p.A.	5,000	–	–	5,000
Roberto Zanchi	Bulgari S.p.A.	4,000	2,000	–	6,000
Francesco Ago	Bulgari S.p.A.	10,000	–	10,000	–

[1] of which 73,440,000 shares form part of the union block vote and are held through Unione Fiduciaria S.p.A.

[2] forming part of the union block vote and are held through Unione Fiduciaria S.p.A.

Information on stock option plans

In compliance with Consob recommendation no. 11508 of 15/2/2000, comprehensive information is given below on the data corresponding to the stock option plans reserved for special categories of employees and for the Chief Executive Officer.

The following tables are intended to show the development of these plans over time, the number of existing rights exercisable at the start and end of the year as well as the number of rights assigned, exercised and expired in the year. In relation to each division of these rights, the average exercise prices and market prices are also indicated. We remind you, finally, that these plans were approved by the Extraordinary General Meetings (EGM) of Shareholders held on 10 April 1996 and 30 April 1998 and then subsequently supplemented and/or amended on 27 June 2001, in order to provide the opportunity for the Chief Executive Officer and a number of key management figures within the Company and the Group involving these members to be included amongst the Company's shareholders as part of the achievement of the company's objectives.

Changes in the stock option plan during the financial year: (prices expressed in euros)

	Year 2003			Year 2002		
	Number of option	Average exercise price	Market price (*)	Number of option	Average exercise price	Market price (*)
(1) Rights existing as at 1/1	4,255,590	7.03	4.52	3,447,590	8.05	8.72
(2) New rights assigned in the period	2,570,000	4.35	4.40	909,500	3.52	4.00
(3) (Rights exercised in the period)	305,220	3.59	5.48	64,000	2.80	6.47
(4) (Rights expired in the period)	96,000	5.98	5.48	37,500	9.00	6.47
(5) Rights existing as at 31/12	6,424,370	6.09	7.35	4,255,590	7.03	4.52
(6) Of which: exercisable as at 31/12	3,380,695	7.39	–	2,262,740	7.55	–

NOTE: (5) = (1)+(2)+(3)+(4)

(*) The market price is the yearly average for the quantity of options specified in points (3) and (4) and the exact price for points (1), (2) and (5)

Division according to exercise price band and residual contract life (prices expressed in euros)

	Rights assigned as at 31.12.03 (granted)		of which exercisable as at 31.12.03 (vested)
Exercise price	Residual contract life		Total
	< 2 years	> 2 years	
< = 2,0	-	18,000	18,000
> 2,0 ; < = 5,0	97,200	3,462,360	772,810
> 5,0	423,600	2,423,210	2,589,885
Total	520,800	5,903,570	3,380,695

Events subsequent to 31 December 2003 and outlook for 2004

- On 21 January, the company Bulgari (Deutschland) GmbH purchased, from third parties, a 100% stake in the company Bulgari Parfums Deutschland GmbH, based in Wiesbaden, Germany, which will enable the Group to operate directly in the distribution of perfumes in one of the strategic markets of the sector.
- On 24 February 2004, the company Bulgari International Corporation (BIC) N.V. increased its investment in Bulgari (Hong Kong) Ltd. and Bulgari (Taiwan) Ltd. to 100% respectively by buying 49% of the shares previously held by third parties. The transaction consolidates the Group's presence in strategic markets offering the possibility of further expansion.
- On the basis of the decisions made on 23 March 2004 by Bulgari International Corporation (BIC) N.V. and Bulgari Netherlands B.V., the former will shortly take over the latter with effect from 1 January 2004. This operation will bring about a reduction in costs and offer the possibility of a better and more slimline management of investments within the Group.

Despite the necessary precautions which have been imposed by uncertainty in the economic and geopolitical climate, it seems that 2004 will see a moderate recovery in demand for luxury goods. Together with the launch of many new innovative products, these forecasts justify the Bulgari Group's positive outlook for the year ahead.

Comments on the performance of the Parent Company Bulgari S.p.A.

Performance

The financial statements of the Parent Company for the year ended 31 December 2003 show net revenues of 45.9 million euros compared with 47.3 million euros last year (-3.0% on 2002). At comparable exchange rates, an increase of approximately 4% would have been recorded.

Revenues from royalties paid by Group and third party licensees for the use of the BVLGARI brand name represented virtually all net revenues (96%) and totalled 44.2 million euros compared with the figure of 46.0 million euros in the 2002 financial year.

Operating profit was 16.3 million euros (20.7 million euros in 2002) and therefore down by 4.4 million euros on last year. This result was affected by higher rates of amortisation/depreciation (+2.1 million euros) and increased personnel costs (+2.0 million euros).

Net income for the year was 30.0 million euros, compared with 22.1 million euros in 2002. This result was principally due to the higher dividends received compared with the previous year and lower writedowns of financial assets.

table 5 Bulgari SpA. Summary of income statement (million euros)

	2003	2002	2001
Net revenues	45.9	47.3	50.3
Operating profit	16.3	21.0	21.0
Pre-tax profit	31.4	23.7	37.2
Net income	30.0	22.1	35.7

A breakdown of revenues by geographical area is given in Table 6 below.

table 6 Bulgari SpA. Revenues by geographical area

Geographical Area	2003		2002		2001	
Italy	5.6	12%	5.3	11%	5.0	10%
Europe (excl. Italy)	26.2	57%	27.0	57%	29.8	60%
America	2.2	5%	2.3	5%	2.5	5%
Japan	7.4	16%	7.9	17%	7.8	15%
Far East	3.2	7%	3.7	8%	3.7	7%
Middle East / Others	1.3	3%	1.1	2%	1.5	3%
Total revenues	45.9	100%	47.3	100%	50.3	100%

As shown in the table above, the breakdown of revenues from royalties and from services provided to subsidiaries according to geographical area has not changed substantially from last year and, therefore, strikes a sound balance between the various world markets.

Production costs totalled 37.2 million euros, compared with 33.9 million euros last year, thus posting an increase of approximately 10% due mainly, as mentioned above, to an increase in amortisation/depreciation and personnel costs. Services costs amounted to 12.4 million euros compared with 13.3 million euros last year (-6.7%). These mainly relate to the costs of supporting and promoting the BVLGARI brand name (2.4 million euros), external service charges for IT, technical, organisational, tax, legal and administrative advice (2.5 million euros), fees paid to directors and statutory auditors (2.8 million euros), travel expenses of employees and members of the Board of Directors (1.9 million euros) and costs for the protection and registering of trademarks and models (0.6 million euros).
It should also be noted that:

- personnel costs amounted to 14.7 million euros as compared with 12.7 million euros as at 31 December 2002 (+2.0 million euros) and the average number of employees rose from 184 in 2002 to 202 in 2003. On 31 December 2003, there was a total of 216 employees (188 on 31 December 2002). This rise is due, in part, to the increase in the average number of staff (+10%) and, in part, to an increase in wages and salaries;
- amortisation and depreciation of intangible and tangible assets respectively totalled 5.9 million euros compared with 4.3 million euros in 2002 (+1.6 million euros). These principally concerned intangible assets (4.5 million euros) and, in particular, to the amortisation of application software (3.9 million euros). As regards the depreciation of tangible assets (1.3 million euros) this mainly concerned the amounts appropriated for electronic and computer equipment amounting to 0.8 million euros of which 0.2 million euros corresponds to accelerated depreciation.

Financial income and expenses have a positive balance of 39.1 million euros compared with 34.6 million euros last year. Dividends for the year, received by Bulgari International Corporation N.V. alone, totalled 37.0 million euros compared with 30.0 million euros received, again by the same Dutch company, in the 2002 financial year.

Adjustments to the value of financial assets, totalling 23.1 million euros (30.2 million euros in 2002) arise almost entirely from the hedging transaction in relation to the equity deficit of Bulgari Netherlands B.V., as specified below and in the accompanying notes.

Taxes amounted to 1.4 million euros (1.5 million euros in 2002) and relate entirely to the provision for the year made for the Regional Tax on Productive Activities (IRAP).

Financial situation

The Parent Company's net financial situation as at 31 December 2003 was 82.8 million euros, down by 29.1 million euros on the figure for 31 December 2002.
As shown in the table below, short-term net cash was 3.4 million euros compared with 8.9 million euros as at 31 December 2002, a difference of 5.5 million euros.
During the year, investments totalling 67.6 million euros were made, of which 58.4 million euros were financial investments whereas, as specified previously, dividends received were equal to 37.0 million euros.
The net reduction in the items of the shareholders' equity was 20.8 million euros and substantially relates to the payment of dividends to shareholders for the 2002 financial year.
In December 2003, the bond was paid back (100 million euros as at 31 December 2002).
Bank overdraft and borrowing falling due after one year essentially relates to a loan of 15.0 million US dollars granted by Unicredit Banca and to a medium/long-term loan of 0.2 million euros granted by Simest S.p.A..
For the 2003 financial year too, the Parent Company's net cash was mainly invested within the Group in order to reduce their financial exposure to banks.
The net credit position vis-à-vis Group companies fell, compared with 31 December 2002, by 112.1 million euros to reach a figure of 91.5 million euros by the end of the 2003 financial year. This decrease is substantially due to the aforementioned repayment of the bond which absorbed part of the available funds.

table 7 Bulgari SpA. Financial situation (million euros)

	31/12/03	31/12/02	31/12/01
Cash and bank balances	3.8	9.3	3.5
Bank overdraft and borrowing available within one year	(0.4)	(0.4)	(6.1)
Short-term net cash	3.4	8.9	(2.6)
Bonds due within one year	-	(100.0)	-
Bonds due after one year	-	-	(100.0)
Bank overdraft and borrowing due after one year	(12.1)	(0.6)	(1.0)
Financial receivables from subsidiaries	91.5	203.6	211.7
Total net cash	82.8	111.9	108.1

Investment spending

Investment spending in 2003 totalled 67.6 million euros and is broken down as follows:
4.5 million euros on intangible assets mainly for the purchase of application software and related development and implementation costs (3.7 million euros of which 1.0 million euros relate to assets under construction and advance payments);
4.7 million euros on tangible assets in relation to the purchase of electronic machines such as servers and printers (0.6 million euros), the costs of refurbishing the General Management and Administrative offices (0.7 million euros) and, chiefly, to the costs incurred in the "Bvlgari Museum" (3.0 million euros). This latter item involves the acquisition of products which are representative of the past and present production of jewels and watches and the collection of accessories which together form an historical archive of Bvlgari products;
58.4 million euros on financial investments, principally relating to the payment to cover the losses of Bulgari Netherlands B.V. (36.8 million euros), to the capital contribution made for Bulgari Italia S.p.A. (13.0 million euros) and to the 50% stake acquired in Crova S.p.A. (7.9 million euros).

Research and development activities

During 2003, the Parent Company did not carry out any research and development activities.

Transactions with related parties

Bulgari S.p.A., based in Rome, is the Parent Company and has an authorised capital of 20.7 million euros. Bulgari S.p.A. is the owner of the BVLGARI trademark. The company's main activities are the following:

- purchasing equity stakes and granting loans to Group companies;
- commercial exploitation linked to the use of the BVLGARI name and trademark;
- the technical, financial and administrative co-ordination of the subsidiaries;
- the invention, design and creation of items of jewellery, gold jewellery, watches, perfumes, silk and leather accessories and porcelain, silver and crystal items.

As at 31 December 2003, there were 10 subsidiaries and associated companies owned directly (4 of which are based abroad), and 32 companies owned indirectly, all based abroad.

Companies owned directly

Bulgari Gioielli S.p.A.
based in Rome, is wholly owned and has an authorised capital of 2.6 million euros. Its business is the production of classic and precious mid-range/top-of-the-range jewellery and gold jewellery.

Bulgari Italia S.p.A.
based in Rome, is wholly owned and has an authorised capital of 12.0 million euros.
Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores.

Bulgari Parfums Italia S.p.A.
based in Rome, is wholly owned and has an authorised capital of 1.0 million euros. Its business is the distribution and marketing of BVLGARI perfumes in Italy.

Bulgari Portugal Acessorios de Luxo Lda
based in Funchal (Madeira), is wholly owned and has an authorised capital of 0.05 million euros. The company is responsible for promoting the Bulgari brand name in the accessories sector.

Bulgari Netherlands B.V.
based in Amsterdam, is a wholly owned sub-holding company with an authorised capital of 9.9 million euros. The company holds equity interests in Bulgari Corporation of America Inc. (100%) and in Bulgari U.K. Ltd. (100%).

Bulgari International Corporation (BIC) N.V.
based in Amsterdam, is a wholly owned sub-holding company with an authorised capital of 18.3 million euros. The company holds equity interests in Bulgari Collection Internationale S.A., Bulgari Time (Switzerland) S.A., Bulgari S.A., Bulgari Jewels S.A., Bulgari France S.A., Bulgari (Deutschland) Gmbh, Bulgari Japan Ltd, Bulgari Espana S.A., Bulgari Parfums S.A., Bulgari Asia Ltd, Bulgari Latin America Services N.V., Bulgari Latin America N.V., Bulgari Belgium S.A., Bulgari Australia Pty Ltd, Bulgari (Malaysia) Sdn, Bulgari Global Operations S.A., Bulgari Korea, Bulgari Operational Services ApS, Opera Management S.A., Opera Participations S.c.a., Daniel Roth et Gérard Genta Haute Horlogerie S.A., Bulgari Asian Operations Pte Ltd., Bulgari (Hong Kong) Ltd., Bulgari (Taiwan) Ltd., Bulgari Saint Barth S.a.S., Bulgari Reinsurance Company Ltd. and LuxLook Ltd.

Bulgari (Luxembourg) S.A.
based in Luxembourg, is a wholly owned sub-holding company with an authorised capital of 100 thousand euros. It holds 65% of the shareholding in Bulgari Hotels & Resorts B.V.

Bulgari Milan Hotel Leasing Company S.r.l.
based in Rome, is 3.25% owned and has an authorised capital of 10 thousand euros. The company is also owned indirectly by Bulgari Hotels & Resorts B.V. which holds a 95% stake; the remaining 1.75% is held by Luxury Hotels International B.V., a Marriott Group company.
Its business will be the management of exclusive BVLGARI hotels, resorts and residences in Italy.

Bulgari Retail U.S.A. S.r.l.
based in Rome, is wholly owned and has an authorised capital of 50 thousand euros. The company, set up in December 2003, will be involved in the management, through its own branch, of Bulgari's exclusive retail stores in the United States.

Crova S.p.A.
based in Valenza (Alessandria), is 50% owned and has an authorised capital of 2.7 million euros. Its business is the production of classic and basic jewellery.

Companies owned indirectly

Bulgari Collection Internationale S.A.
based in Neuchatel, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 3 million Swiss francs. The company is involved in the production of exclusive top-of-the-range jewellery.

Bulgari Time (Switzerland) S.A.
based in Neuchatel, is wholly owned by Bulgari International Corporation N.V and has an authorised capital of 1 million Swiss francs. Its business is the production of watches and accessories.

Bulgari S.A.
based in Geneva, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 600 thousand Swiss francs. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores in Geneva, Zurich and St. Moritz.

Bulgari Jewels S.A.
based in Neuchatel, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 5 million Swiss francs. Its business is the production of basic jewellery and gold jewellery.

Bulgari France S.A.
based in Paris, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 225 thousand euros. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores. The company holds a 100% stake in Bulgari Montecarlo S.A.M.

Bulgari (Deutschland) GmbH
based in Monaco, is wholly owned by Bulgari International Corporation N.V and has an authorised capital of 2.6 million euros. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores.

Bulgari Japan Ltd.
based in Tokyo, is 80% owned by Bulgari International Corporation N.V and has an authorised capital of 400 million yen. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores. The remaining 20% of the authorised capital is held by the AOI and Itochu Groups.

Bulgari Espana S.A. Unipersonal
based in Madrid, is wholly owned by Bulgari International Corporation N.V and has an authorised capital of 4.9 million euros. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores.

Bulgari Parfums S.A.
based in Neuchatel, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 1 million Swiss francs. Its business is the production, distribution and marketing of BVLGARI perfumes throughout the world.

Bulgari Asia Ltd.
based in Hong Kong, is a sub-holding company wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 12.1 million Hong Kong dollars. During 2003, the company sold the equity interests held in Bulgari South Asian Operations Pte Ltd., Bulgari (Hong Kong) Ltd. and Bulgari (Taiwan) Ltd. to its parent company. The company is currently in the process of liquidation.

Bulgari Belgium S.A.
based in Brussels, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 2.5 million euros. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive store.

Bulgari Australia Pty Ltd.
based in Sydney, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 1.2 million Australian dollars. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores.

Bulgari (Malaysia) Sdn Bhd
based in Kuala Lumpur, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 1 million Malaysian ringgit. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive store.

Bulgari Global Operations S.A.
based in Neuchatel, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 1 million Swiss francs. Its business is the development, production, promotion and marketing of BVLGARI products throughout the world.

Bulgari Operational Services A.p.S.
based in Copenhagen, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 500 thousand Danish kroner. Its corporate purpose is to buy and lease aircraft and to provide auxiliary services related to this activity.

Bulgari Korea Ltd.
based in Seoul, is 51% owned by Bulgari International Corporation N.V. and has an authorised capital of 4,500 million Korean won. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores. The remaining 49% of the authorised capital is owned by the Itochu Group.

Bulgari South Asian Operations Pte Ltd.
based in Singapore, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 1 million Singapore dollars. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores and distribution to local franchisees.

Bulgari (Hong Kong) Ltd.
based in Hong Kong, is 51% owned by Bulgari International Corporation N.V. and has an authorised capital of 1 million Hong Kong dollars. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores in Hong Kong. The remaining 49% of the authorised capital is owned by Dickson Concepts (Retail) Ltd..

Bulgari (Taiwan) Ltd.
based in Taipei, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 59.8 million Taiwan dollars. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores. The remaining 49% of the authorised capital is owned by Dickson Trading (Taiwan) Co. Ltd..

Opera Management S.A.
based in Luxembourg, is 50% owned by Bulgari International Corporation N.V. and has an authorised capital of 100 thousand euros. The company holds 16.93% of the shareholding in Opera Participations S.c.A.

Opera Participations S.c.a.
based in Luxembourg, is currently 16.93% owned by Opera Management S.A. and 11.72% (of class A shares only) owned by Bulgari International Corporation N.V., and has an authorised capital of 1.2 million euros. The company's main activity is to invest in companies producing "made in Italy" goods and services that are typical of the Italian lifestyle.

Daniel Roth et Gérald Genta Haute Horlogerie S.A.
based in Geneva, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 7.1 million Swiss francs. Its business is the production and distribution of watches under the Daniel Roth and Gérald Genta name.

Bulgari Saint Barth S.a.S.
based in Saint Barthelemy, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 40 thousand euros. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive store in Saint Barth.

Bulgari Reinsurance Company Ltd.
based in Dublin, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 635 thousand euros. It operates in the field of insurance and, in particular, its business is to reinsure on the market the risks of theft of goods for the Group.

LuxLook Ltd.
based in New York, is 2% owned by Bulgari International Corporation N.V.. The company is currently in liquidation.

Bulgari Corporation of America Inc.
based in New York, is wholly owned by Bulgari Netherlands B.V. and has an authorised capital of 24.3 million US dollars. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores. It also sells articles of jewellery and watches in the United States to licensees of the BVLGARI trademark.

Bulgari (UK) Ltd.
based in London, is wholly owned by Bulgari Netherlands B.V. and has an authorised capital of 11.1 million pounds sterling. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores.

Bulgari Montecarlo S.A.M.
based in Montecarlo, is wholly owned by Bulgari France S.A. and has an authorised capital of 800 thousand euros. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive store.

Bulgari Parfums USA Inc.
based in New York, is wholly owned by Bulgari Corporation of America Inc. and has an authorised capital of 100 thousand US dollars. Its business is the distribution and marketing of Bulgari perfumes in the United States.

Bulgari Hotel & Resorts B.V.
based in Amsterdam, is a sub-holding company in which Bulgari (Luxembourg) S.A. has a 65% stake. It has an authorised capital of 90 thousand euros and holds 95% of the authorised capital of Bulgari Milan Hotel Leasing Company S.r.l. Its business is the takeover of companies operating in the hotel industry. The remaining 35% of the authorised capital is owned by the Marriott Group.

It should also be noted that the companies Bulgari Latin America N. V. and Bulgari Latin America Services N. V., both based in Aruba (Netherlands Antilles), are currently in liquidation.

Bulgari S.p.A. has business relations, governed by special contracts concerning the use of the BVLGARI trademark, with the various subsidiaries that produce and distribute BVLGARI products.
The Parent Company also has business relations, again governed by special contracts between the parties, relating to the provision of technical, administrative, commercial, financial and IT services to its subsidiaries.
The Parent Company also carries out a financial activity in terms of the provision of centralised treasury management for Group companies, for which it is paid at market rates.

It is specified that there were no further transactions with related parties, as defined by Consob communication no. 2064231 of 30 September 2002, other than those mentioned above.

Significant events

The Annual and Extraordinary General Meeting of Shareholders held on 29 April 2003 approved the financial statements for the year ended on 31 December 2002, showing a net income of 22.1 million euros, and decided upon the distribution of a dividend per share of 0.074 euros making a total of 21.9 million euros.
The Annual General Meeting decided to authorise the transactions for the purchase and sale of treasury stocks, including using put and call options, in a total amount not exceeding 29,000,000, equivalent to approximately 10% of the authorised capital, in accordance with Article 132 of Consolidation Act no. 58 of 20.02.1998 and with the procedures and time schedules laid down in the Regulations for Markets Organised and Managed by Borsa Italiana S.p.A..
Information was also given in the same meeting on compliance with the recommendations contained in the Self-Discipline Code for Listed Companies, as required by the Regulations of Borsa Italiana S.p.A. and as described in depth above in the section "Other information - *Corporate Governance*".
As regarding the extraordinary discussions, in reference to the Extraordinary General Meeting held on 29 April 2002 concerning the subject of increasing the authorised capital reserved for the Chief Executive Officer under

a stock option plan, it was agreed to reduce the minimum issue price for each share set in this meeting from 7.5 euros to 3.00 euros.
The Meeting also approved a divisible capital increase by issuing 7,000,000 shares each with a face value of 0.07 euros. This increase, which is reserved, pursuant to Article 2441, paragraph 8 of the Civil Code, for Company and Group employees, will be implemented by allotting stock options.
In relation to the stock option plans, it should be noted that, during the 2003 financial year, share options were exercised on a total of 305,220 shares, with ownership from 1 January 2003, with a consequent increase of 21 thousand euros in the authorised capital.
On 31 December 2003, the authorised capital therefore consisted of 296,300,140 shares each with a face value of 0.07 euros making an overall value of 20.7 million euros.
Under the powers conferred by the Meeting, during the 2003 financial year, a total of 160,000 treasury stocks were sold for a total sale price of 756 thousand euros, thus achieving a gain of 33 thousand euros. The corresponding proportion of the authorised capital owned as at 31 December 2003 amounts to 29 thousand euros.

The Annual General Meeting of Shareholders held on 24 November 2003 decided to approve the Board of Director's proposal to revoke, with just cause, the appointment of the company Reconta Ernst & Young S.p.A. to audit and certify the Group's consolidated and individual financial statements, by board decision of 30 September 2002. The Meeting also approved the Board's proposal to confer upon KPMG S.p.A., for the three-year period 2003-2005:

- the task of auditing the individual financial statements of Bulgari S.p.A. and the consolidated financial statements of the Bulgari Group;
- the task of checking, during the financial year, that the books are being kept properly and that management details are entered correctly in the accounting records;

the task of carrying out a limited audit of the consolidated half-yearly report of Bulgari S.p.A. and its subsidiaries as from the 2004 financial year.

The same Meeting decided to renew the authorisation for the transactions for the purchase and sale of treasury stocks, including using put and call options, in a total amount not exceeding 29,000,000, at a unit purchase price of between a minimum of 1.00 euro and a maximum of 15.00 euros for each share, in accordance with Article 132 of Consolidation Act no. 58 of 20.02.1998 and with the procedures and time schedules laid down in the Regulations for Markets Organised and Managed by Borsa Italiana S.p.A..
Finally, in the same meeting, it was decided to approve the Regulations for Meetings of the Company as proposed by the Board of Directors together with the additions made during the Meeting.

In August, the process of reorganising the administrative and accounting activities performed by the Italian subsidiaries Bulgari Italia S.p.A., Bulgari Gioielli S.p.A and Bulgari Parfums Italia S.p.A. was completed. With a view to developing professional synergies and also improving cost effectiveness, the administrative activities of the above Italian subsidiaries are therefore outsourced by Bulgari S.p.A. on the basis of specific contracts.

Pursuant to Article 25 of the technical rules on security measures – Annex B of Legislative Decree no. 196 of 30 June 2003 ("Personal data protection code") – it is specified that Bulgari S.p.A. has adopted the security measures required by the regulation which are based on a wish to minimise the risks of these data being destroyed or lost, including accidentally, as well as to prevent unauthorised access or processing of data without permission or for purposes which do not comply with those for which the data were collected. It is also specified that the company is completing the formalisation of the security policy document required by the regulation and will complete this process within the time periods set down by law.

Capital transactions in relation to subsidiaries and associate companies

To supplement the information given above on financial investments, during 2003, payments totalling 36.8 million euro were made to Bulgari Netherlands B.V. to cover the equity deficit of this company arising from losses suffered by its subsidiary Bulgari Corporation of America Inc..
In relation to the agreements signed with the Marriott Group, and concomitant with the loans to Bulgari Milan Hotel Leasing Company S.r.l., capital contributions were made in favour of Bulgari (Luxembourg) S.A. (0.6 million euros) and in favour of Bulgari Milan Hotel Leasing Company S.r.l. (29 thousand euros).
As previously specified, on 20 February 2003, the Company bought a 50% stake in Crova S.p.A. costing 7.9 million euros, whilst in December 2003, a capital contribution of 13 million euros was made in favour of Bulgari Italia S.p.A. in order to provide the company with additional and adequate financial resources.
Finally, again in December 2003, the company Bulgari Retail U.S.A. S.r.l. was set up with the payment of the authorised capital (50 thousand euros). Its business will be the management of retail sales in the United States through exclusive Bulgari stores.

Events subsequent to 31 December 2003 and outlook

As specified above, in the board meeting of 10 March 2004, the Code of Ethics was approved, in accordance with the instructions contained in Legislative Decree 231/2001, with the aim of stating the ethical and behavioural principles required to implement the model specified by the rules contained in this decree, prepared on the basis of the recommendations given by Borsa Italiana S.p.A.. In this regard, it is confirmed that the process of mapping the company's areas considered at risk is nearing completion.
In the same board meeting, the annual explanatory report on the system of corporate governance adopted within Bulgari S.p.A. was furnished, as required by Borsa Italiana S.p.A.
The constant uncertainty of the international situation, recently exacerbated by the terrorist attack on Spain on 11 March 2004, makes it unquestionably difficult to make any forecast on the trend of the economy and the markets over the next few months.
Despite this, we believe that, although we need to proceed with extreme caution and to pay special attention to market developments, the current year can also be positive for the company.

Bulgari S.p.A.
Chairman of the Board of Directors
Paolo Bulgari

Approval of the Company's Financial Statements as at 31 December 2003 and allocation of net income

Dear Shareholders,

On 29 April 2004, the Annual General Meeting (AGM) approved the proposed financial statements of Bulgari S.p.A., as already approved by the Board of Directors and certified by the company KPMG S.p.A., together with the proposal for allocation on net income for the year 2003 of 29,991,348.08 euros.
In the same meeting, the Consolidated Financial Statements, also certified by KPMG S.p.A., were presented to the Shareholders.

The AGM, furthermore, resolved to distribuite a dividend, for the 2003 fiscal year, equal to 0,11 euros per share by a total distribution of the 2003 net income and by a distribution of past years retained earnings for the difference. In accordance with the Regulations for Markets Organised and managed by Borsa Italiana S.p.A., the dividend may be paid, as from 27 May 2004, by detachment of coupon no.10 on 24 May 2004.

Bulgari S.p.A. and Subsidiaries

Consolidated financial statements
as at 31 December 2003 and at 31 December 2002
(Figures given in thousands of euros)

Bulgari S.p.A. and Subsidiaries

Consolidated Balance Sheet
as at 31 December 2003 and at 31 December 2002
(Figures given in thousands of euros)

Assets		31/12/2003	31/12/2002
A.	**Receivables from shareholders for unpaid amounts**	**-**	**-**
B.	Long-term assets		
I	Intangible assets:		
1)	Organization and start-up costs	1,401	1,434
2)	Research, development and advertising costs	1,202	1,207
3)	Industrial patents and intellectual property rights	9,135	5,979
4)	Concessions, licences, trademarks and similar rights	354	477
5)	Goodwill	6,172	7,774
6)	Construction in progress and advance payments	1,257	5,800
7)	Other intangible assets	5,839	7,265
8)	Difference on Consolidation	33,634	28,740
Total intangible assets		**58,994**	**58,676**
II	Tangible assets:		
1)	Land and buildings	6,708	6,126
2)	Plant and machinery	3,000	1,827
3)	Industrial and commercial equipment	3,180	3,553
4)	Other tangible assets	70,129	68,268
5)	Construction in progress and advance payments	450	7,808
Total tangible assets		**83,467**	**87,582**
III	Financial investments		
1)	Investments in:		
a)	Subsidiaries	1,599	1,289
d)	Other comapnies	16,121	12,104
2)	Receivables:		
d)	other receivables		
	due within one year	844	170
	due after one year	12,747	13,045
3)	Other securities	69	-
Total financial investments		**31,380**	**26,608**
Total assets (B)		**173,841**	**172,866**
C.	Current assets		
I	Inventory:		
1)	Raw materials, parts and supplies	21,124	24,659
2)	Work in progress and semi-finished goods	121,020	139,250
4)	Finished goods and packaging	287,820	313,545
Total inventory		**429,964**	**477,454**
II	Receivables:		
1)	trade receivables		
	due within one year	131,999	142,990
5)	other receivables		
	due within one year	33,189	44,866
	due after one year	39,490	36,934
Total receivables		**204,678**	**224,790**
III	Financial assetas not included in long-term assets		
5)	Treasury stocks	2,722	2,623
Total financial assets not included in long-term assets		**2,722**	**2,623**
IV	Cash and bank balances		
1)	Bank and post office deposits	43,509	47,861
2)	Cheques on hand	265	145
3)	Cash on hand and cash assets	1,347	856
Total cash and bank balances		**45,121**	**48,862**
Total current assets (C)		**682,485**	**753,729**
D. Accrued income and prepaid expenses		**5,630**	**4,593**
Total assets (A+B+C+D)		**861,956**	**931,188**

Liabilities		31/12/2003	31/12/2002
A	Shareholders' equity		
I	Authorised Capital	20,741	20,720
II	Share premium reserve	111,329	110,317
III	Revaluation reserves	–	–
IV	Legal reserve	5,762	5,762
V	Reserve for own shares in portfolio	2,722	2,623
VI	Reserves required by law	–	–
VII	Other reserves	(379)	31,228
	– other reserves	2,106	2,106
	– reserve for translation differences	(2,485)	29,122
VIII	Retained earnings	345,997	291,774
IX	Income (loss) for the year	92,141	76,127
Total Group shareholders' equity		578,313	538,551
Minority interests		8,545	9,577
Total shareholders' equity (A)		**586,858**	**548,128**
B.	Reserve for risks and charges		
2)	For taxes	9,055	13,263
3)	Other reserves	2,199	7,389
Total reserves for risks and charges (B)		**11,254**	**20,652**
C.	**Reserve for employee severance pay**	**10,559**	**8,877**
D.	Payables		
1)	Bonds		
	due within one year	–	100,000
3)	Bank overdraft and borrowings		
	due within one year	13,447	10,475
	due after one year	73,630	70,792
4)	Payables to other lenders		
	due within one year	6,333	1,514
	due after one year	–	5,392
5)	Advance payments		
	due within one year	3,423	2,409
6)	Trade payables		
	due within one year	108,664	118,017
11)	Taxes payables	24,697	24,234
12)	Payable to social security institutions	2,958	2,662
13)	Other payables		
	due within one year	16,275	13,304
	due after one year	2,888	3,098
Total payables (D)		**252,315**	**351,897**
E.	**Accrued liabilities and deferred income**	**970**	**1,634**
Total liabilities and shareholder's equity (A+B+C+D+E)		**861,956**	**931,188**

Contingent liabilities and Guarantees		
Rental and lease fees due	**187,987**	**197,686**
Guarantees issued	12,458	4,500
Guarantees received:		
Rental and lease fees due	22,552	18,604
Other:		
Factoring	12,920	14,979
Foreign exchange swap and forwards	239,259	200,457
Rental and lease payments	42,339	50,294
Total contingent liabilities and guarantees	**517,515**	**486,520**

Bulgari S.p.A. and Subsidiaries

Consolidated Income Statement
as at 31 December 2003 and at 31 December 2002
(Figures given in thousands of euros)

		31/12/2003	31/12/2002
A.	**Revenues**		
1)	**Revenues from sales and services**	**759,267**	**773,643**
	Gross sales	*812,539*	*833,066*
	Discounts, allowances	*(68,342)*	*(73,798)*
	Net sales	*744,197*	*759,268*
	Services	*6,451*	*6,301*
	Royalties	*8,619*	*8,074*
2)	Change in the inventory of work in progress, semi-finished and finished goods	(4,171)	(55,648)
4)	Increases in capitalised production costs	2,886	129
5)	Other revenues and income	13,066	8,614
Total revenues (A)		**771,048**	**726,738**
B.	**Production costs**		
6)	Raw materials, consumables and goods	210,625	190,636
7)	Services	202,894	196,952
8)	Rental and lease payments	38,810	39,389
9)	Personnel costs	129,078	125,229
	a) wages and salaries	*98,020*	*98,388*
	b) social security contributions	*21,343*	*18,843*
	c) employee severance pay	*3,506*	*2,469*
	e) other costs	*6,209*	*5,529*
10)	Amortisation, depreciation and write-downs		
	a) Amortisation of intangible assets:	12,422	12,587
	amortisation of start-up and expansion costs	*526*	*431*
	amortisation of research, development and advertising costs	*915*	*1,133*
	amortisation of industrial patents and intellectual property rights	*6,567*	*6,872*
	amortisation of concessions, licences, trademarks and similar rights	*193*	*211*
	amortisation of goodwill	*782*	*943*
	amortisation of other intangible assets	*1,420*	*1,324*
	amortisation of consolidation difference	*2,019*	*1,673*
b)	Depreciation of tangible assets	24,646	27,220
	depreciation of buildings	*299*	*257*
	depreciation of plant and machinery	*946*	*911*
	depreciation of industrial and commercial equipment	*1,262*	*1,312*
	depreciation of other tangible assets	*22,139*	*24,740*
c)	Other write-downs of assets	2,205	1,185
d)	Write-down of receivables included in the current assets	1,182	559
11)	Change in the inventory of raw materials consumables and goods	5,089	(1,594)
12)	Provisions for risks	1,468	7,229
14)	Other operating expenses	25,736	19,706
Total production costs (B)		**654,155**	**619,098**
Difference between revenues and production costs (A-B)		**116,893**	**107,640**

		31/12/2003	31/12/2002
C.	**Financial income and expenses**		
16)	Other financial income		
	interest receivable from bank deposits	*3,879*	*5,305*
	gains on foreign exchange	*68,073*	*45,091*
	other financial income	*1,201*	*2,020*
17)	Interest and other financial expenses		
	interest and financial expenses	*14,575*	*17,689*
	losses on foreign exchange	*67,040*	*43,441*
Total financial income and (expenses)		**(8,462)**	**(8,714)**
D.	**Adjustments to financial assets**		
18)	Revaluations		
c)	of securities included in current assets that are not investments	822	–
19)	Write-downs		
a)	of investments	402	–
c)	of securities included in current assets that are not investments	–	1,135
Total adjustments to financial assets		**420**	**1,135**
E.	**Extraordinary income and expenses**		
20)	Extraordinary income	3,779	–
21)	Extraordinary expenses	3,317	6,341
Total extraordinary income and (expenses)		**462**	**(6,341)**
Income before taxes and minority interests		**109,313**	**91,450**
22)	Income taxes	16,840	14,056
Minority interests		**(332)**	**(1,267)**
23)	**Net income for the year**	**92,141**	**76,127**

Bulgari S.p.A. and Subsidiaries

Consolidated cash-flow statement
for the year ended 31 December 2003 and at 31 December 2002
(Figures given in thousands of euros)

	31/12/2003	31/12/2002
A. Initial short-term net cash (indebtedness)	**(60,332)**	**(141,724)**
B. Cash flow from (to) operating activities		
Net income for the year	92,141	76,127
Amortisation and depreciation	37,068	39,809
Net book value of fixed assets sold during the year	227	83
Net change in the reserve for employee severance pay	446	1,204
Other net changes	9,906	6,933
Cash flow of operating activities before changes in working capital	139,788	124,156
(Increase) Decrease in receivables under current assets	26,962	(11,671)
(Increase) Decrease in the inventory	(2,531)	45,474
Exchange difference on inventory	52,514	24,600
Increase (Decrease) in trade payables and other payables	(20,881)	(12,376)
Increase (Decrease) in reserve for risks and charges	(9,415)	10,183
B. Total cash flow from operating activities	**186,437**	**180,366**
C. Cash flow from (to) investment activities		
Investments in fixed assets:		
Share purchasing (included net indebtness acquired)	(11,000)	-
Intangible and tangible assets	(23,271)	(32,541)
Financial investments	(4,325)	(2,883)
C. Total cash flow to investment activities	**(38,596)**	**(35,424)**
D. Cash flow of shareholders' equity		
Change in minority interests	(1,032)	(1,031)
Dividends paid	(21,904)	(18,347)
Change in shareholders' equity following increase in authorised capital	21	180
Change in share premium reserve	1,011	-
D. Total cash flow of shareholders' equity	**(21,904)**	**(19,198)**
E. Cash flow from (to) financial activities		
Net change in medium/long-term payables	(2,765)	(66,313)
Other changes in medium/long-term receivables	(2,257)	5,860
E. Total cash flow to financial activities	**(5,022)**	**(60,453)**
F. Cash flow for the year (B+C+D+E)	**120,915**	**65,292**
G. Change in shareholders' equity due to foreign exchange conversion	**(31,607)**	**16,100**
H. Final short-term net cash (indebtedness) at the end of the year (A+F+G)	**28,976**	**(60,332)**

Bulgari S.p.A. and Subsidiaries

Notes to the Consolidated Financial Statements as at 31 December 2003



Notes to the Consolidated Financial Statements as at 31 December 2003

General accounting principles

The consolidated financial statements of Bulgari S.p.A. have been prepared in accordance with Legislative Decree no. 127 of 9 April 1991 supplemented by the accounting principles drawn up by the National Association of Public Accountants and, where not specified by them, by the international accounting principles published by the International Accounting Standards Board (IASB). They consist of the balance sheet, the income statement and these accompanying notes. For the purposes of providing better reporting, a cash-flow statement has also been included.
In order to show the Group's financial situation and results as clearly as possible, the amounts, in view of their size, have been expressed in thousands of euros, unless otherwise indicated, and items with a value of zero have been omitted.
Comments on the most significant events occurring in the year are given in the Report of the Board of Directors on Performance, to which reference should also be made for information on the nature of the Group's activities, significant events occurring after the end of the year, the outlook and transactions with subsidiaries and associated companies.
The consolidated financial statements as at 31 December 2002 are presented for purposes of comparison.
In performance of its duties conferred pursuant to Legislative Decree no. 58/98, the auditing company KPMG S.p.A. has audited the Parent Company's individual financial statements and the consolidated financial statements for the 2003 financial year.

Scope of consolidation

The consolidated financial statements include, according to the full consolidation method, the individual financial statements of the Parent Company, Bulgari S.p.A., as at 31 December 2003, and the financial statements of those Companies over which it exercises direct or indirect control as defined by the Italian Civil Code and by Article 26 of Legislative Decree no. 127 of 9 April 1991, with the exception of Bulgari Retail USA S.r.l. and Bulgari Reinsurance Company Ltd., both valued at cost, as the former is not yet operational and the latter, which became operational during 2003, is nevertheless irrelevant in terms of a true representation of the Group. Bulgari Hotels and Resorts B.V. and Bulgari Milan Hotels Leasing Company S.r.l., have been valued according to the equity method, as both will become fully operational only as from the 2004 financial year.
The consolidated companies are clearly indicated in Table 1 "list of companies included in the consolidation according to the full consolidation method", which forms an integral part of the accompanying notes. Table 5 shows the changes in the area of consolidation. One particular change compared with 31 December 2002 is in relation to Crova S.p.A., which has been consolidated according to the pro-rata method, as it is 50% owned by the Group without further factors determining its full control.
The reference date for the consolidated financial statements is 31 December 2003, which is also the reference date for the individual financial statements of the parent company, Bulgari S.p.A., and all the consolidated subsidiaries. The financial statements prepared by the Directors for approval by the General Meetings of the individual Companies have been used as the basis of the consolidation. All financial statements are audited by KPMG S.p.A. or its foreign correspondents, with the exception of the financial statements of Bulgari Italia S.p.A., Bulgari Gioielli S.p.A. and Bulgari Parfums Italia S.p.A. which were audited by Deloitte & Touche Italia S.p.A. and the financial statements of Opera Management S.A. which were audited by Fiduciarie Grande-Ducale S.A.. In addition, the financial statements of Bulgari Parfums USA Inc., Bulgari Latin America N.V., Bulgari Latin America Service N.V. and Bulgari Operational Services Aps., in view of their limited size, underwent a limited review by KPMG S.p.A. or by its foreign correspondents.
A number of adjustments and/or reclassifications have been made to some financial statements in order to bring these into line with the standard accounting principles and valuation principles applied by the Parent Company.

Principles of consolidation

The technical principles of consolidation used in the full consolidation method are as follows:

- the book value of investments in consolidated subsidiaries is eliminated against the corresponding shareholders' equity on the date of first inclusion in the consolidated financial statements. Any excess in the book value of the consolidated investments is directly charged to the individual assets and liabilities items of the subsidiaries to which this excess relates. Any residual part that it is not possible to allocate to specific assets and liabilities items of the subsidiaries is posted to the consolidated assets under "Consolidation difference" if positive and to a specific item of the shareholders' equity if negative, or if this relates to the prediction of unfavourable results, to an item of the liabilities called "Consolidation reserve for future risks and charges". Any difference generated after the acquisition, which cannot be charged to net income, is posted as a consolidation reserve to the specific reserves to which the changes correspond;

- the part of net income or losses and shareholders' equity corresponding to third party shareholders is shown under special items in the income statement and shareholders' equity;
- profits and losses not yet realised arising from transactions between Group Companies are eliminated, net of the theoretical tax effect applicable, as likewise are all entries giving rise to receivables, payables, costs and revenues between consolidated companies;
- any dividends distributed within the Group are eliminated from the consolidated income statement;
- value adjustments and provisions made solely to comply with tax rules are eliminated. Deferred tax liabilities and, if their recovery is reasonably certain, advance taxes are calculated on the temporary differences between the taxable income taken for tax purposes and the result used for the consolidation of the businesses included in the consolidation;
- when converting the financial statements of foreign companies into euros, assets and liabilities are converted at the exchange rate in force at year-end whilst shareholders' equity items are converted at the historical exchange rates in the corresponding year of formation and income statement items at the average exchange rate for the year. Any exchange differences generated as a result of this conversion are directly posted to the consolidated shareholders' equity under "other reserves" and the item "reserve for translation differences".

The euro exchange rates for those countries that have not using the euro are shown below:

	31/12/2003		31/12/2002	
Currency	Income Statement	Balance Sheet	Income Statement	Balance Sheet
US $	1.1308	1.2630	0.9449	1.0487
YEN	130.9533	135.0500	118.0562	124.3900
SwFr	1.5208	1.5579	1.4671	1.4524
Lgs	0.6918	0.7048	0.6287	0.6505
Sing $	1.9698	2.1450	1.6903	1.8199
HK $	8.8054	9.8049	7.3694	8.1781
AUD	1.7385	1.6802	1.7367	1.8556
MYR	4.2999	4.7684	3.5935	3.9880
DKK	7.4307	7.4450	7.4305	7.4288
TWD	38.8916	42.7450	32.6379	36.3990
KRW	1,347.0760	1,506.3200	1,175.4749	1,243.7656

Valuation principles

The valuation principles adopted in the consolidated financial statements are those established by the Parent Company, as described below, and applied in its individual financial statements where applicable. These valuation principles were used in the 2003 financial year in a manner consistent with their use in the 2002 financial year.

Intangible assets

Intangible assets are stated at the cost of acquisition, including incidental expenses, and are systematically amortised over their remaining useful life, generally up to a maximum period of five years from the date of their

capitalisation, with the exception of the additional store lease agreement costs, which are amortised over the term of the lease.
Goodwill arising from the purchase of a company or business line is recorded in the assets when a sum is paid for this purchase and is amortised on a straight-line basis over the expected period of use, and in any case, over a maximum of 20 years. If the consolidation of companies acquired during the year shows a positive difference between the value of the investment and the value of the shareholders' equity, this value, if it cannot be assigned to specific asset items of the companies taken over, is considered a consolidation difference. On the basis of the expected future profitability specified in the plans of these companies, the consolidation difference is amortised on a straight-line basis and, in any case, over a period of no more than 20 years.
Intangible assets are devalued when their value is permanently less than their remaining usefulness. If, in subsequent years, the basis for the write-down is no longer applicable, the original value is reinstated, less adjusted amortisation.

Tangible assets
Tangible assets are stated at the cost of acquisition or transfer value, including any directly attributable incidental expenses.
These assets are systematically depreciated each year on a straight-line basis according to economic and technical rates which are determined in relation to the estimated future usefulness of the assets. The rates applied are shown in the section commenting on the assets.
Where, irrespective of depreciation already recorded, an asset suffers a permanent impairment of value, the asset is devalued accordingly. If, in subsequent years, the basis for the write-down is no longer applicable, the original value is reinstated, less adjusted depreciation.
Improvements made to leased premises are stated at cost and are depreciated over the remaining term of the lease and the estimated usefulness, whichever is the lesser.
Ordinary repair and maintenance costs are charged fully to the income statement when incurred; costs leading to an increase in value are charged to the assets to which they relate and are depreciated according to their remaining usefulness.

Financial investments
Investments in non-consolidated subsidiaries and in associated companies are valued according to the equity method, unless they are irrelevant for the purposes of giving a true representation of the Group, in which case they are valued at cost in the same way as investments in other non-subsidiary or non-associated companies. Any losses in excess of the proportion of shareholders' equity (equity deficit) of the associated companies are shown in the liabilities section under the item "reserve for risks and charges".
Receivables included under financial investments include security deposits, which are stated at their face value, and financial receivables, which are stated at their net realisation value.

Inventory
Inventories are stated at the lower of cost of acquisition or production and the estimated realisation value inferable from the market trend.
The cost configuration adopted is as follows:
a. stocks of finished goods, consisting of single pieces, are valued on the basis of the specific identification of the cost;
b. all other stocks, grouped together in homogeneous categories, are valued on the basis of the weighted average cost.
The value of obsolete and slow-moving goods is devalued on the basis of an estimation of their future use/realisation, by creating a special adjustment reserve to reduce the value of the inventories.

Receivables and payables
Receivables are stated at their estimated realisation value, which corresponds to the difference between their

nominal value and the appropriations made to the provision for bad debts, whereas payables are stated at their nominal value, which is deemed to be representative of their redemption value.
Foreign currency transactions carried out by Group companies are recorded at the exchange rate on the date on which the transactions took place. Exchange rate differences generated when receivables are collected or payables are paid in a foreign currency are recorded in the income statement.
Receivables and payables expressed in a foreign currency and specifically hedged against the exchange rate risk are stated at the rate of exchange defined through hedging transactions.
Foreign currency receivables and payables existing at year-end are stated at the exchange rate in effect on that date as published by the European Central Bank.
For short-term receivables and payables, i.e. those falling due within one year, the gains and losses arising from conversion, taking account of the respective hedging contracts, are respectively credited to or debited from the income statement as items of financial income.
For medium/long-term receivables and payables, with the exception of the current quota, if a net loss is generated from converting at the exchange rate in force at year-end, this loss is posted to the income statement under the item "Interest and other financial expenses". If, however, a net gain is generated from the conversion, this gain is deferred and recognised in the financial year in which it will become current. The deferral is made by means of a provision to the "Reserve for deferred foreign exchange gains", under the item "Other reserves" in the liabilities section of the balance sheet.
Receivables sold to factoring companies, with action for recovery (with recourse) are eliminated from the "trade receivables" item. The commitment relating to receivables sold but not due at the end of the year is included amongst contingent liabilities.

Financial assets not included in the long-term assets
The securities (treasury stocks) that form part of the short-term assets are stated at the lower of the purchase cost and the realisation value inferable from the market trend.

Accrued income and prepaid expenses
In accordance with the principal of accruals accounting, portions of costs and revenues common to two or more financial years are recorded respectively under these items.

Reserve for risks and charges
A reserve for risks and charges is set up to cover certain or probable losses or liabilities, the amount and date of occurrence of which cannot be determined at the end of the year. These appropriations reflect a realistic estimate of the expenses that will be incurred on the basis of available information.

Reserve for employee severance pay
The reserve for employee severance pay reflects accrued indemnities due to employees in accordance with current legislation, collective labour agreements and the supplementary company agreements drawn up by Group companies. The amount shown in the balance sheet reflects the amount due to employees before any advances paid to them.

Contingent liabilities and guarantees
Guarantees and other securities issued to third parties and commitments assumed vis-à-vis third parties are stated in "contingent liabilities" in the amount corresponding to the commitments assumed by the Group on the year-end date.
Contingent liabilities and guarantees in foreign currency are shown in their euro equivalent at the exchange in force on the year-end date.
Commitments relating to derivatives contracts, which do not involve an exchange of assets are stated at the face value of the reference capital.

The corresponding income and expenses (discounts or premiums) relating to derivatives contracts are reflected, on an accrual basis, in the income statement.

Costs and revenues
Costs and revenues are reflected in the income statement according to the principle of prudence and accruals accounting, with the entry of the respective accrued income and prepayments and accrued liabilities and deferred income.

Foreign exchange gains and losses
Foreign exchange gains and losses, in accordance with Accounting Principle no. 26, "Foreign currency transactions and entries" of the National Association of Public Accountants, only include foreign exchange gains and losses arising from financial activities whereas foreign exchange gains and losses related to hedging exchange-rate risks of a commercial nature (correlated to the issuing of orders/invoices) have been reclassified under the heading "cost of raw materials, consumables and goods".

Income taxes
Current taxes are determined on the basis of a realistic estimate of the tax charge for the year of each company included in the area of consolidation.
Deferred taxes and advance taxes are calculated on the basis of the temporary differences between the value assigned to taxable assets and liabilities and the value assigned to these on the basis of the results taken from the financial statements of the companies used for consolidation purposes.
Liabilities arising from deferred taxes are not recorded only if it is unlikely that the respective debt will arise. Assets arising from advance taxes are not recorded, in accordance with the principle of prudence, if there is no reasonable certainty as to the existence, in the financial years in which the respective temporary differences will be paid, of a taxable income no less than the amount of the differences that will be written off. This entry is made on the basis of the expected tax charge in the year in which the above differences will be written off, and is reviewed each year in the light of new events or more reliable projections.

Notes to the Balance Sheet

Assets

Long-term assets

For both types of long-term assets (intangible and tangible), the following statements have been prepared, indicating for each item: opening balances, changes during the year and closing balances.

Intangible assets

Net balance as at 31 December 2003: 58,994,000 euros

Net balance as at 31 December 2002: 58,676,000 euros

The composition of intangible assets and the corresponding changes as at 31 December 2003 are as follows:

	Organization, and start-up costs.	Research development and advertising cost	Industrial, patients and intellectual property rights	Concessions trademarks and licences	Goodwill	Assets under construction	Deferred charges to be amortised	Difference on. consolidation	Total
Balances from previous year									
Historical cost	3,488	7,380	29,446	1,994	10,736	5,800	12,555	33,464	104,863
Amortisation fund	(2,054)	(6,173)	(23,467)	(1,517)	(2,962)	–	(5,290)	(4,724)	(46,187)
Balances as at 31.12.2002	**1,434**	**1,207**	**5,979**	**477**	**7,774**	**5,800**	**7,265**	**28,740**	**58,676**
Changes over the period									
Fluctuations in exchange rates	23	(65)	(12)	(28)	(1,021)	(145)	(414)	–	(1,662)
Changes in area of consolidation	–	31	99	–	201	–	16	–	347
Reclassifications	–	–	4,936	–	–	(4,936)	–	–	–
Acquisitions	470	944	4,700	98	–	1,051	392	6,913	14,568
Increases in intangible assets owing to internal capitalisation	–	–	–	–	–	32	–	–	32
Elimination of fully amortised assets:									
• (historical cost)	151	2,672	9,100	–	657	–	1,702	–	14,282
• (amortis. fund)	(151)	(2,672)	(9,100)	–	(657)	–	(1,702)	–	(14,282)
Amortisation	(526)	(915)	(6,567)	(193)	(782)	–	(1,420)	(2,019)	(12,422)
Write-downs	–	–	–	–	–	(545)	–	–	(545)
Total changes	**(33)**	**(5)**	**3,156**	**(123)**	**(1,602)**	**(4,543)**	**(1,426)**	**4,894**	**318**
Balances current period									
Historical cost	3,825	5,724	30,182	1,957	9,202	1,257	10,765	40,377	103,289
Amortisation fund	(2,424)	(4,522)	(21,047)	(1,603)	(3,030)	–	(4,926)	(6,743)	(44,295)
Balances as at 31.12.2003	**1,401**	**1,202**	**9,135**	**354**	**6,172**	**1,257**	**5,839**	**33,634**	**58,994**

The largest increases can be seen in the following items:

- "organization and start-up costs", which shows the expenses incurred by the Parent Company (445,000 euros) in capital increase transactions and the costs associated with the "Bulgari Hotels & Resorts" project in terms of consultancy for the development of the project and "Brand Standards";
- "research, development and advertising costs", which includes development expenses incurred principally by Bulgari Parfums S.A. (659,000 euros) and Bulgari Global Operations S.A. (285,000 euros);
- "industrial patents and intellectual property rights", which mainly relates to the acquisition of application

software licenses for managing various business activities principally by Bulgari S.p.A. (2,701 thousand euros), Bulgari Global Operations S.A. (649,000 euros) and Bulgari Time S.A. (567,000 euros);

• "assets under construction and advance payments", which substantially includes expenses incurred by Bulgari S.p.A. (1,037,000 euros) in relation to the additional costs involved in the development of application software for procedures which, as at 31 December 2003, were still in the implementation phase.

The net balance of intangible assets also includes the following items:

• "goodwill", which essentially relates to the acquisition by the franchisee Yoshida U.S.A. Inc. of the Waikiki store in Honolulu;

• "deferred charges to be amortised", which primarily consists of the costs incurred by the following companies in taking over premises:

– Bulgari France S.A.: 1,690,000 euros (2,419,000 euros as at 31 December 2002) relating principally to the new store on Avenue Montaigne;

– Bulgari Corporation of America Inc.: 1,543,000 euros (2,019,000 euros as at 31 December 2002) relating substantially to the new Los Angeles store;

– Bulgari (U.K.) Ltd.: 700,000 euros (798,000 euros as at 31 December 2002) relating to the Bond Street store;

– Bulgari Italia S.p.A.: 548,000 euros (636,000 euros as at 31 December 2002), relating substantially to the stores in Naples and Bologna;

– Bulgari S.p.A.: 459,000 euros (502,000 euros as at 31 December 2002) relating to the General Management and Administrative offices;

– Bulgari (Deutschland) GmbH: 362,000 euros (485,000 euros as at 31 December 2002), relating substantially to the Berlin and Cologne stores;

– Bulgari Saint Barth S.a.s.: 198,000 euros (276,000 euros as at 31 December 2002) relating to the new store in Saint Barthelemy - Caribbean.

• "consolidation difference", which relates to the acquisition of the following companies: Bulgari (Hong Kong) Ltd., Bulgari (Taiwan) Ltd. and Daniel Roth et Gérald Genta Haute Horlogerie S.A., to the purchase of a further 49% stake in Bulgari South Asian Operations Pte Ltd. and to the purchase of a 50% stake in Crova S.p.A., as previously commented. The consolidation difference relating to Bulgari (Hong Kong) Ltd., the company that has taken over the business of Century Bright (Wholesale) Ltd., also includes the portion previously corresponding to this latter company.

The write down of "construction in progress" (545,000 euros) relates to application software for Bulgari S.p.A., the development of which is not complete.

"Changes in the area of consolidation" shows the net value of intangible assets as at 31 December 2002 of the company Crova S.p.A., which was included in the area of consolidation during this year.

Tangible assets

Net balance as at 31December 2003: 83,467,000 euros

Net balance as at 31December 2002: 87,582,000 euros

The breakdown of tangible assets and their movements is as follows:

	Land and building	Plant and machinery	Industrial and commercial equipment	Other tangible assets of which:	Furniture, office equipment and furnishings	Motor vehicles	Aircraft	Leasehold improvements	Other	Construction in progress and advanced payments	Total
Balances from previous year											
Historical cost	8,421	8,604	10,683	174,286	59,236	532	5,597	108,921	–	7,808	209,802
Depreciation fund	(2,295)	(6,777)	(7,130)	(106,018)	(41,917)	(411)	(1,230)	(62,460)	–	–	(122,220)
Balances as at 31.12.2002	**6,126**	**1,827**	**3,553**	**68,268**	**17,319**	**121**	**4,367**	**46,461**	**–**	**7,808**	**87,582**
Changes over the period											
Fluctuations in exchange rates	(35)	(30)	(196)	(5,902)	(1,069)	(20)	(8)	(4,805)	–	304	(5,859)
Changes in area of consolidation	893	718	56	193	180	13	–	–	–	–	1,860
Reclassifications	–	(13)	(12)	8,093							
	1,623	8	–	6,462	–	(8,068)	-				
Acquisitions	23	1,444	1,055	20,634	10,673	50	–	9,777	134	406	23,562
Increases in tangible assets											
owing to internal capitalisation	–	–	–	2,855	–	–	–	–	2,855	–	2,855
Transfers	–	–	(14)	(213)	(164)	(49)	–	–	–	–	(227)
Elimination of fully											
depreciated assets:	–	–	–	–	–	–	–	–	–	–	–
• (historical cost)	–	(525)	(29)	(21,450)	(11,289)	(29)	–	(10,133)	–	–	(22,004)
• (deprec. fund)	–	525	29	21,450	11,289	29	–	10,133	–	–	22,004
Depreciation	(299)	(946)	(1,262)	(22,139)	(10,390)	(76)	(360)	(11,313)	–	–	(24,646)
Write-downs	–	–	–	(1,660)	(452)	–	–	(1,208)	–	–	(1,660)
Total changes	**582**	**1,173**	**(373)**	**1,861**	**401**	**(74)**	**(368)**	**(1,087)**	**2,989**	**(7,358)**	**(4,115)**
Balances current period											
Historical cost	9,736	11,461	11,445	170,194	57,164	462	5,584	103,995	2,989	450	203,286
Depreciation fund	(3,028)	(8,461)	(8,265)	(100,065)	(39,444)	(415)	(1,585)	(58,621)	–	–	(119,819)
Balances as at 31.12.2003	**6,708**	**3,000**	**3,180**	**70,129**	**17,720**	**47**	**3,999**	**45,374**	**2,989**	**450**	**83,467**

The depreciation shown above was calculated on a straight-line basis according to rates that are considered to reflect the estimated usefulness of the assets.

The rates applied are shown below:

Category	%
Land and buildings	3
Plant and machinery	7.5-30
Industrial and commercial equipment	15-20
Furniture, office equipment and furnishings	12-20
Motor vehicles	25
Aircraft (engine and avionics)	33.33
Aircraft (other)	3.33

Leasehold improvements are stated at cost and are depreciated over the remaining term of the lease and the estimated usefulness, whichever is the lesser.
The item "land and buildings" includes the properties owned by Bulgari Italia S.p.A., Crova S.p.A. and Daniel Roth et Gérald Genta Haute Horlogerie S.A..
The largest increases were recorded in the following items:
- "plant and machinery", which includes investments by Daniel Roth et Gérald Genta Haute Horlogerie S.A. (418,000 euros) and by Bulgari Time S.A. (318,000 euros);
- "industrial and commercial equipment", which includes investments by Bulgari Parfums S.A. (784,000 euros);
- "furniture, office equipment and furnishings" and "leasehold improvements", which relate principally to the following new or renovated stores: Los Angeles, Cannes, Serrano, Taipei Regent, Costa Mesa and Kuala Lumpur. The item also includes investments made by Bulgari Global Operations S.A. in preparing for the Basel Fair (4,538,000 euros) and in purchasing show cases to be used in the third party distribution network for exhibiting BVLGARI products as well as improvements made to the Parent Company's General Management and Administrative offices (1,360,000 euros) and the new offices of Daniel Roth et Gérald Genta Haute Horlogerie S.A. (534,000 euros);
- "construction in progress and advance payments" which substantially includes the investments made by Bulgari Corporation of America Inc. in relation, principally, to the refurbishing of the central Long Island store as well as the costs incurred by Bulgari Global Operations S.A. in the project to set up sales outlets inside major airports.

The column "Other", which totals 2,989,000 euros, relates to the costs for the Bvlgari Museum. This item incorporates the costs incurred in acquiring products which are representative of the past and present production of jewels and watches and in collecting accessories which together form an historical archive of Bvlgari products. The products belonging to the Bvlgari Museum are not depreciated insofar as they do not suffer any decrease in value.

The item "write-downs" mainly relates to the improvements, capitalised in previous years, for two US stores which have undergone renovation.

"Changes in the area of consolidation" shows the net value of tangible assets as at 31 December 2002 of the company Crova S.p.A., which was included in the area of consolidation during this year.

Financial investments

Investments in subsidiaries
Balance as at 31December 2003: 1,599,000 euros
Balance as at 31December 2002: 1,289,000 euros

"Investments in subsidiaries" which were not included in the consolidation area are as follows:

Description	Balance as at 31/12/2002	Increase	Write-downs	Other changes	Balance as at 31/12/2003
Bulgari Milan Hotels Leasing Company S.r.l.(*)	–	29	(20)	32	41
Bulgari Hotels & Resorts B.V.	654	601	(382)	–	873
Bulgari Retail Usa S.r.l.	–	50	–	–	50
Bulgari Reinsurance Company Ltd.	635	–	–	–	635
Total	1,289	680	(402)	32	1,599

*Company owned indirectly through Bulgari Hotels & Resorts at a percentage of 61.75% (95% * 65%, Bulgari Hotels and Resorts B.V. investment in Bulgari Milan Hotels Leasing Company S.r.l.) and directly through Bulgari S.p.A. at a percentage of 3.25%

The item includes the following investments which are valued according to the cost method: Bulgari Reinsurance Company Ltd. (635,000 euros), which became operational during the second half of 2003 but remains irrelevant in terms of a true representation of the Group and Bulgari Retail USA S.r.l. (50,000 euros), which was incorporated on 22 December 2003 but is not yet operational.

The item also includes the value of investments in Bulgari Hotels and Resorts B.V. (873,000 euros) and in Bulgari Milan Hotels Leasing Company S.r.l. (41,000 euros), which are valued according to the equity method, as they will become fully operational only as from the 2004 financial year.

Investments in other companies
Balance as at 31 December 2003: 16,121,000 euros
Balance as at 31 December 2002: 12,104,000 euros

As in previous financial years, this item exclusively includes the value of the investment in Opera Participations S.c.a., which is valued according to the cost method. The increase is due to a further subscription of shares in the Fund, in order to finance the acquisition of another significant investment on the part of the Fund itself.

Other receivables
Balance as at 31 December 2003 of receivables due within one year: 844,000 euros
Balance as at 31 December 2002 of receivables due within one year: 170,000 euros
Balance as at 31 December 2003 of receivables due after one year: 12,747,000 euros
Balance as at 31 December 2002 of receivables due after one year: 13,045,000 euros

"Receivables due within one year" substantially relates to a security deposit of 700,000 euros corresponding to Bulgari Italia S.p.A., paid by way of a customs security.
"Receivables due after one year" mainly includes security deposits totalling 6,950,000 euros amongst which the largest amount is for 4,373,000 euros (4,748,000 euros as at 31 December 2002) and relates to a security deposit paid for the leasing of premises in Tokyo by the subsidiary Bulgari Japan Ltd.. This item also includes insurance funds for the benefit of the employees of the above company totalling 5,109,000 euros (5,064,000 euros as at 31 December 2002).

Current assets

Inventory
Net balance as at 31 December 2003: 429,964,000 euros
Net balance as at 31 December 2002: 477,454,000 euros

The breakdown of stocks is shown below:

	31/12/2003			31/12/2002
Description	Gross stock value	Reserve for obsolescence	Net balance	Net balance
Raw materials	21,482	358	21,124	24,660
Components and semi-finished goods	137,359	19,692	117,667	135,885
Work in progress	3,353	–	3,353	3,364
Packaging	9,739	640	9,099	8,970
Finished goods	300,034	21,313	278,721	304,575
Total	471,967	42,003	429,964	477,454

The level of stocks experienced a net decrease of 47,490,000 euros (10%) compared with 31 December 2002. The value reached on 31 December 2003, which is also due to the effect of changes in exchange rates, confirms that the initiatives undertaken by the Group in order to improve the rotation of the capital invested have been effective.
The reserve for obsolescence amounts to 42,003,000 euros.
During the year, uses totalled 11,603,000 euros, as a result of the destruction or sale of products previously devalued, and further provisions were made in the amount of 18,639,000 euros, in order to bring the value of the stock in line with its estimated realisation value. These values were determined on the basis of the cost of the products net of intra-group profits. As at 31 December 2003, in fact, the value of the reserve for obsolescence, notified by the distribution and trading companies, to give a clearer representation compared with last year, was also appropriately adjusted, during the consolidation process, by the intra-group profit present in the stock value as this had not yet been realised with regard to third parties.
As at 31 December 2003, goods owned by the Group held in stock by third parties on approval and on account for manufacture totalled 23,127,000 euros.

Receivables

Trade receivables
Net balance as at 31 December 2003: 131,999,000 euros
Net balance as at 31 December 2002: 142,990,000 euros

Trade receivables are broken down as follows:

Description	Receivables due within 1 year	Receivables due after 1 year	Total receivable as at 31/12/2003	Provision for bad debt as at at 31/12/2003	Net balance as at at 31/12/2003	Net balance as at at 31/12/2003
Retail customers and distributors	126,190	–	126,190	3,114	123,076	132,581
Franchisees	9,417	–	9,417	494	8,923	10,409
Total	135,607	–	135,607	3,608	131,999	142,990

Trade receivables are stated net of the provision for bad debt which amounts to 3,608,000 euros (3,329,000 euros as at 31 December 2002). The amount of the provision for bad debt brings the nominal value of the receivables in line with their estimated realisation value.
At year-end, no receivables due over five years were posted.

Other receivables
Balance as at 31 December 2003 of other receivables due within one year: 33,189,000 euros
Balance as at 31 December 2002 of other receivables due within one year: 44,866,000 euros
Balance as at 31 December 2003 of other receivables due after one year: 39,490,000 euros
Balance as at 31 December 2002 of other receivables due after one year: 36,934,000 euros

This category includes:

Description	Balance as at 31/12/2003	Balance as at 31/12/2002
Receivables from tax authorities	30,067	42,266
Other receivables	3,122	2,600
Total receivables due within one year	33,189	44,866
Receivables from tax authorities	15,582	9,833
Other receivables	23,908	27,101
Total receivables due after one year	39,490	36,934

"Receivables from tax authorities due within one year" (30,067,000 euros) are principally made up of VAT and sales tax receivables relating to:

- Bulgari Italia S.p.A. (5,079,000 euros compared with 9,046,000 euros as at 31 December 2002); Bulgari France S.A. (763,000 euros compared with 1,896,000 euros as at 31 December 2002); Bulgari Japan Ltd. (513,000 euros compared with zero as at 31 December 2002) and Bulgari Gioielli S.p.A. (511,000 euros compared with 4,544,000 as at 31 December 2002). This item also includes VAT receivables due to Bulgari S.p.A. (2,146,000 euros compared with 1,292,000 euros as at 31 December 2002) in relation to the cumulative credit claimed from the Tax Authorities, for the Group VAT payment in accordance with Article 73, final paragraph of Presidential Decree no. 633/72 and Article 3 of the Ministerial Decree of 13/12/1979;
- Swiss companies: 4,358,000 euros (7,829,000 euros as at 31 December 2002).

This item also includes 4,261,000 euros of Corporate Income Tax receivables due to the Parent Company and receivables for taxes paid abroad, as well as receivables of 10,354,000 euros for tax withholdings on dividends distributed by Bulgari Time S.A. to its parent company, Bulgari International Corporation B.V.. This tax withholding is offset by an entry for the same amount in the item "Payable to Tax Authorities"

The item "other receivables due within one year" includes advance payments of 503,000 euros made by Bulgari Parfums S.A., 353,000 euros made by Bulgari Global Operations, 238,000 euros made by Bulgari Time S.A. and 315,000 euros made by Bulgari France S.A..

"Receivables from tax authorities due after one year" includes a VAT refund and the respective interest accrued which is due to Bulgari S.p.A. in the amount of 9,931,000 euros and to Bulgari Gioielli S.p.A. in the amount of 4,916,000 euros.

"Other receivables due after one year" includes deferred tax assets of 21,796,000 euros (26,987,000 as at 31 December 2002). These taxes substantially relate to the writing-off of intra-company profits (17,584,000 euros compared with 22,816,000 as at 31 December 2002) and to deferred tax assets due to Bulgari Japan Ltd. (3,973,000 euros).
No deferred tax assets were set aside to offset the tax losses of the Parent Company, Bulgari S.p.A. which totalled 25,700,000 euros, given that in the cautious assessment of the directors, there could be no reasonably certainty as to the existence, in the future years in which these tax deductible temporary differences will be paid, of taxable income that can be offset with these differences. The cautious assessment of the directors is also influenced by the current macroeconomic situation, which remains uncertain and unpredictable.

Assets not included in long-term assets

Treasury stocks
Balance as at 31 December 2003: 2,722,000 euros
Balance as at 31 December 2002: 2,623,000 euros

The amount posted as at 31 December 2003 (2,722,000 euros) corresponds to purchases of treasury stocks made according to the limits and conditions set by specific resolutions taken in company meetings.
The number of treasury stocks holdings at the end of the year is 420,313. At the end of the year, the value of the shares was restored to the purchase cost of 6.47 euros, lower than the listing price on 31 December 2002. This operation, compared with the list value as at 31 December 2002, generated a profit of 822,000 euros, which is reflected in the income statement under "Adjustments to the value of financial assets".

Cash and bank balances
Balance as at 31 December 2003: 45,121,000 euros
Balance as at 31 December 2002: 48,862,000 euros

Cash and active bank accounts are broken down as follows:

Description	Balance as at 31/12/2003	Balance as at 31/12/2002
Bank deposits	43,509	47,861
Cash and cheques	1,612	1,001
Total cash and bank balances	45,121	48,862

The interest rates applied by banks as at 31 December 2003, on term deposits and on current accounts, in which cash and bank balances were held in the various currencies, were on average around 0.7%.

Accrued income and prepaid expenses

Accrued income and prepaid expenses
Balance as at 31 December 2003: 5,630,000 euros
Balance as at 31 December 2002: 4,593,000 euros

The item is broken down as follows:

Description	Balance as at 31/12/2003	Balance as at 31/12/2002
Total accrued income	146	270
Insurance	1,964	1,532
Charges for leasing of premises	2,117	1,167
Issue premium on bond	–	44
Others	1,403	1,580
Total prepaid expenses	5,484	4,323
Total accrued income and prepaid expenses	5,630	4,593

Liabilities

Shareholders' equity

Movements in the items comprising the consolidated shareholders' equity are shown in an attachment to these statements (table 3). Comments on the main items of the shareholders' equity and the respective changes are given below.

Authorised capital
Balance as at 31 December 2003: 20,741,000 euros
Balance as at 31 December 2002: 20,720,000 euros

The authorised capital of the Parent Company, fully subscribed and paid-up, is 20,741,000 euros, an increase of 21 thousand euros on 31 December 2002.

This increase is due to the issue of 305,220 ordinary shares (new issue, ownership from 1 January 2003) following the exercise of stock option rights under the stock option plan reserved for some employees with a consequent increase in the authorised capital.
As at 31 December 2003 the authorised capital therefore consisted of 296,300,140 shares each with a face value of 0.07 euros, making a total value of 20,741,000 euros.

Share premium reserve
Balance as at 31 December 2003: 111,329,000 euros
Balance as at 31 December 2002: 110,317,000 euros

The share premium reserve, as at 31 December 2003, saw a year-on-year increase of 1,012,000 euros.
The increase recorded was generated as follows:

- decrease of 99,000 euros due, firstly, to an adjustment of this reserve to the reserve for treasury stock holdings, following the sale of 160,000 treasury stocks, which took place during June and, secondly, to the valuation of the remaining treasury stock holdings on 31 December;
- increase of 1,111,000 euros, arising from the authorised capital increase carried out by issuing 305,220 new shares, associated with the exercise of stock option rights under the aforementioned stock option plan.

Legal reserve
Balance as at 31 December 2003: 5,762,000 euros
Balance as at 31 December 2002: 5,762,000 euros

The legal reserve, compared with the figure shown in the balance sheet for the year ended 31 December 2003, has not undergone any changes as one fifth of the authorised capital has already been reached.

Reserve for own shares in portfolio
Balance as at 31 December 2003: 2,722,000 euros
Balance as at 31 December 2002: 2,623,000 euros

As at 31 December 2003, this reserve, formed pursuant to Article 2357 - ter of the Civil Code, amounts to 2,722,000 euros, a year-on-year increase of 99,000 euros.

The increase recorded was generated as follows:

- decrease of 723,000 euros due to the sale of 160,000 shares;
- increase of 822,000 euros due to the revaluation of securities present in the portfolio at the end of the year.

Other reserves
Balance as at 31 December 2003: (379,000) euros
Balance as at 31 December 2002: 31,228,000 euros

The breakdown of the item in question, as at 31 December 2003, is as follows:

Description	31/12/2003	31/12/2002
1. Extraordinary reserve	28	28
2. Taxed reserve 1983	145	145
3. Gains on assets contributed Law no. 576/1975	1,933	1,933
4. Reserve for translation differences	(2,485)	29,122
Total	(379)	31,228

The "reserve for translation differences" shows the differences arising from converting into euros the consolidated financial statements expressed in foreign currency, which, in accordance with the accounting principles set out in the "principles of consolidation", were posted directly under consolidated shareholders' equity.

Minority interests
Balance as at 31 December 2003: 8,545,000 euros
Balance as at 31 December 2002: 9,577,000 euros

This item shows the proportion of the shareholders' equity that is attributable to minority shareholders and corresponds to Bulgari Japan Ltd., 80% of which is owned by the Group, and to the companies Bulgari (Hong Kong) Ltd., Bulgari (Taiwan) Ltd. and Bulgari Korea Ltd., of which the Group owns 51%.

Comparison of the Shareholders' Equity of the Parent Company and the Shareholders' Equity of the Consolidated Financial Statements

The comparison, given in summary form, of the shareholders' equity and operating result of the Parent Company and the consolidated figures as at 31 December 2003 and 31 December 2002 is shown in table 4 attached.

Reserve for risks and charges
Balance as at 31 December 2003: 11,254,000 euros
Balance as at 31 December 2002: 20,652,000 euros

This item as at 31 December 2003 shows the following movements:

Description	Balance as at 31/12/2002	Provision	Use of reserve	Other changes	Balance as at 31/12/2003
Reserves for taxes:	13,263	358	(3,967)	(599)	9,055
• Reserve for taxes	2,611	159	(1,022)	(104)	1,644
• Reserve for deferred taxes	10,652	199	(2,945)	(495)	7,411
Other reserves of which:	7,389	2,215	(2,766)	(4,639)	2,199
• Other reserves	7,389	2,215	(2,766)	(4,639)	2,199
Total	20,652	2,573	(6,733)	(5,238)	11,254

The "reserve for taxes" mainly includes:

• 881,000 euros relating to the Parent Company, allocated as a precaution in the light of the notices of assessment for adjustment of the income tax returns for 1988, 1989 and 1990 for which separate appeals are pending; in particular, in relation to the years 1988 and 1989, appeals are pending before the Regional Commission, whilst for the year 1990, the Regional Commission, in January 2003, declared that the notice of assessment was invalid. Bulgari S.p.A. also used 185,000 euros from this reserve in respect of a payment made as settlement of record of dispute issued by the Tax Police for the years 1999, 2000 and 2001, availing of the rights laid down in Article 15, paragraph 5, of Law 289/2002. As at 31 December 2002, the company had a reserve for taxes of 1,057,000 euros;

• 393 thousand euros relating to a precautionary appropriation for indirect taxes by Bulgari Parfums USA Inc. for the years 1995 to 2000. As at 31 December 2002, the company had a reserve of 438,000 euros;

158,000 euros relating, substantially, to the appropriation for customs tax on royalties in 1998 for Bulgari Corporation of America Inc.; the year-on-year decrease is due to the part payment of the liability. As at 31 December 2002, the company had a reserve for taxes of 452,000 euros;

• 50,000 euros relating to a precautionary appropriation made by Bulgari Italia S.p.A. following a number of observations concerning a record of dispute issued by the Tax Police in July 2003. This record also includes some further observations that the Company and its external consultants do not consider to be justified and therefore deemed not liable to produce liabilities for the company in question.

The "reserve for taxes" of Bulgari (Deutschland) GmbH amounting to 585,000 euros was reset to zero following the payment of the company's liability of 242,000 euros. The remaining 343,000 euros were assigned as a contra-entry in the income statement item "other revenues and income";

The "reserve for deferred taxes" was used by Bulgari Time S.A. (1,569,000 euros), and by Bulgari Collection Internationale S.A. (892,000 euros), as, for both these companies, the reasons for its previous allocation proved to be non-applicable. The related entry in the income statement is "Other revenues and income".
The item "Other reserves" essentially includes the appropriation of 1,468,000 euros due, principally, to the risk of paying penalties for cancelling orders placed with suppliers for which a reserve has been allocated as a precaution. As regards the remaining 703,000 euros, the respective appropriation was classified, in the income statement, amongst "extraordinary expenses" and relates to appropriations made in respect of legal disputes in progress.
The decrease in the reserve shown in the column "other changes" relates to an amount which was reclassified in the reserve for obsolescence and related to the write-down of unusable goods for which it was decided to stop the production order on 31 December 2002. In the light of this possibility, a reserve for risks was set up at the end of last year.

Reserve for employee severance pay
Balance as at 31 December 2003: 10,559,000 euros
Balance as at 31 December 2002: 8,877,000 euros

The following table shows the movements in the reserve for employee severance pay. The reserve mainly relates to the Group's Italian companies and is determined according to laws and contracts currently in force.

Description	Balance as at 31/12/2002	Provision	Other changes and uses	Balance as at 31/12/2003
ESP	9,937	3,506	(1,741)	11,702
Advances on ESP	(1,060)	–	(83)	(1,143)
Net ESP	8,877	3,506	(1,824)	10,559

Payables

Bonds
Balance as at 31 December 2003 for bonds due within one year: zero
Balance as at 31 December 2002 for bonds due within one year: 100,000,000 euros
Balance as at 31 December 2003 for bonds due after one year: zero
Balance as at 31 December 2002 for bonds due after one year: zero

This item included the payable relating to the bond of 100 million euros, which was repaid on 5 December 2003. The issue premium and the incidental costs incurred for the placing of the bond were charged to the income statement on the basis on the term of the loan.

Bank overdraft and borrowings
Balance as at 31 December 2003: 87,077,000 euros
Balance as at 31 December 2002: 81,267,000 euros

This item is broken down as follows:

Description	Due within 1 year	Due between 1 and 5 years	Due after 5 years	Balance as at 31/12/2003	Balance as at 31/12/2002
Bank overdraft	635	–	–	635	510
Secured loans	6,185	20,127	–	26,312	29,060
Unsecured loans	6,627	53,503	–	60,130	51,697
Total	13,447	73,630	–	87,077	81,267

"Secured loans due within one year" substantially relates to Bulgari (Taiwan) Ltd. (4,819,000 euros), Bulgari Australia Pty. Ltd. (893,000 euros) and Bulgari S.p.A. (409,000 euros).
"Unsecured loans due within one year", totalling 6,627,000 euros, principally relate to Bulgari Korea Ltd. (2,456,000 euros), Crova S.p.A. (2,127,000 euros) and Bulgari (Malaysia) Sdn Bhd (1,175,000 euros).

"Secured loans falling due between one and five years" mainly relates to Bulgari Corporation of America Inc. (19,794,000 euros).
"Unsecured loans falling due between one and five years" substantially relate to Bulgari Japan Ltd. (41,466,000 euros), for which a letter of patronage was issued by the Parent Company, and to Bulgari S.p.A. (11,876,000 euros).

At 31 December 2003, short-term credit lines of approximately 356 million euros were available whilst credit lines for futures and derivatives amounted to approximately 1,000 million euros of which, as at 31 December 2003, about 280 million euros had been used. In addition to the above, there are 10 million US dollars and 15 million euros of "committed credit lines", with an average term of approximately one year, which were not used as at 31 December 2003. However, 5.7 million yen and 25 million US dollars in credit lines for long-term loans were completely used up.

Payables to other lenders
Balance as at 31 December 2003 for payables due within one year: 6,333,000 euros
Balance as at 31 December 2002 for payables due within one year: 1,514,000 euros
Balance as at 31 December 2003 for payables due after one year: zero
Balance as at 31 December 2002 for payables due after one year: 5,392,000 euros

This item consists of "financial payables due after one year" from Bulgari (Hong Kong) Ltd. (4,498,000 euros), granted by the Dickson Concepts (Retail) Ltd. Group. This item also includes financial payables relating to Bulgari International Corporation N.V. (1,630,000 euros) granted by Bulgari Reinsurance Company Ltd., and bearing interest at current market rates, and to Bulgari (Taiwan) Ltd. (205,000 euros), granted by Castlereagh Ltd..

Trade payables
Balance as at 31 December 2003: 108,664,000 euros
Balance as at 31 December 2002: 118,017,000 euros

The item "trade payables", which includes invoices received and those still to be received, amounts to 108,664,000 euros (118,017,000 euros as at 31 December 2002).
The year-on-year decrease is substantially due to Bulgari Time S.A., Bulgari Global Operations S.A. and Bulgari Korea Ltd..
At year-end, no payables due over five years were posted.

Taxes payables
Balance as at 31 December 2003: 24,697,000 euros
Balance as at 31 December 2002: 24,234,000 euros

The composition of taxes payables is as follows:

Description	Due within one year	Due after one year	Balance as at 31/12/2003	Balance as at 31/12/2002
Payable to tax authorities	16,079	-	16,079	16,778
Net taxes payable	8,618	-	8,618	7,456
Total	24,697	-	24,697	24,234

The item "payable to tax authorities" principally includes an amount of 10,354,000 euros for tax withholdings on dividends distributed by Bulgari Time S.A. to the parent company Bulgari International Corporation B.V., as previously discussed. The item also includes payables in respect of indirect taxes, personal income tax withheld at source and similar taxes.

The item "net taxes payable" consists of amounts owed in respect of income taxes and local income tax (IRAP), net of advance payments totalling 3,084,000 euros.

Other payables
Balance as at 31 December 2003 for other payables due within one year: 16,275,000 euros
Balance as at 31 December 2002 for other payables due within one year: 13,304,000 euros
Balance as at 31 December 2003 for other payables due after one year: 2,888,000 euros
Balance as at 31 December 2002 for other payables due after one year: 3,098,000 euros

"Other payables" is broken down as follows:

Description	Due within one year	Due after one year	Balance as at 31/12/2003	Balance as at 31/12/2002
Payable to personnel	13,260	-	13,260	11,114
Payable to shareholders	184	-	184	141
Other payables	2,831	2,888	5,719	5,147
Total	16,275	2,888	19,163	16,402

The item "payable to personnel" mainly consists of a provision for holidays accrued but not yet taken, the fourteenth month payment, incentive bonuses and the social security contributions for which the company is responsible.
The amount of "payable to shareholders" represents dividends approved but not yet paid.

The item "other payables due within one year" includes payables relating to Bulgari S.p.A. (1.045,000 euros) for fees to be paid to the members of the Board of Directors. The item also includes the amount owed by Bulgari Italia S.p.A. (896,000 euros) relating to a dispute in progress for the premises (cellars) in Rome; opposing the decision given by the Court of 1st Instance of Rome, the company lodged an appeal in the 2001 financial year.

"Other payables due after one year" represents the 2,888,000 euros payable by Bulgari International Corporation N.V. in the year 2007, following the takeover of the company Daniel Roth et Gérald Genta Haute Horlogerie S.A..

Accrued liabilities and deferred income

Accrued liabilities and deferred income
Balance as at 31 December 2003: 970,000 euros
Balance as at 31 December 2002: 1,634,000 euros

This item as at 31 December 2003 is broken down as follows:

Description	Balance as at 31/12/2003	Balance as at 31/12/2002
Deferred income	50	50
Accrued liabilities for interest on loans	258	173
Other accrued liabilities	662	1,411
Total accrued liabilities	920	1,584
Total accrued liabilities and deferred income	970	1,634

The year-on-year decrease in the item "other accrued liabilities" is due to the accrued liability for the hedging premium relating to Bulgari S.p.A.'s bond which was repaid in December.

Contingent liabilities
Balance as at 31 December 2003: 517,515,000 euros
Balance as at 31 December 2002: 486,520,000 euros

The item includes guarantees issued for bank overdraft and borrowing and other bonds, as well as other Group commitments to third parties.

These items, as at 31 December 2003, are shown in the following table:

Description	Balance as at 31/12/2003	Balance as at 31/12/2002
Fees	187,987	197,686
Guarantees issued	12,458	4,500
Guarantees received:		
Guarantees from third parties	22,552	18,604
Other:		
Foreign exchange swap an forwards	239,259	200,457
Factoring	12,920	14,979
Third party assets	42,339	50,294
Total	517,515	486,520

The item "Fees" relates to the commitments (185,525,000 euros compared with 195,244,000 euros as at 31 December 2002), for lease charges owed for BVLGARI stores to be paid to the leasing companies for the remaining term of the agreements.

The item "guarantees issued" relates to guarantees issued to third parties by Bulgari International Corporation N.V..
The item "guarantees from third parties" includes guarantees received from Credit Institutions in favour of the Tax Authorities in respect of VAT refunds, as well as the Chamber of Commerce and Customs (10,022,000 euros), and guarantees against leasing charges (7,044,000 euros). This item also includes a guarantee of 3,141,000 euros issued in favour of Bulgari Milan Hotels Leasing Company S.r.l. to guarantee 50% of the costs

incurred in purchasing furniture and furnishings generally intended for the Milan hotel that will open shortly and a guarantee of 818,000 euros provided by Credit Institutions in favour of Bulgari S.p.A., in relation to a loan granted by Simest S.p.A..
Commitments to the factoring company relate to receivables sold with recourse. Those relating to foreign exchange swap and forwards concern hedging and trasury transactions.
Third party assets substantially relate to valuables placed in safe-keeping with Bulgari Corporation of America Inc. (26,957,000 euros), with Bulgari Italia S.p.A. (7,774,000 euros) and with Bulgari Gioielli S.p.A. (5,949,000 euros).
Contingent liabilities do not include the guarantees provided by the Parent Company to third parties in favour of Group companies, as these commitments are already set out in the individual entries of the balance sheet, as previously commented.

Information on the income statement

Revenues

Revenues from sales and services
Amount for 2003 financial year: 759,267,000 euros
Amount for 2002 financial year: 773,643,000 euros

The comparative situation of Revenues from sales and services in 2003 and 2002 is given below:

Description	31/12/2003	31/12/2002
Sales of goods	744,197	759,268
Services	6,451	6,301
Royalties	8,619	8,074
Total	759,267	773,643

"Services" mainly consists of revenues relating to Opera Management S.A..

A breakdown of revenues by type of product and geographical area has already been given in the Performance Report.

Increases in capitalised production costs
Amount for 2003 financial year: 2,886,000 euros
Amount for 2002 financial year: 129,000 euros

This item principally includes the value of a number of typical Bvlgari products which are reclassified from inventory to tangible assets as a result of the project to set up a "Museum" of Bvlgari products. The increase in this item is offset by the decrease, for the same amount, in the item "Change in inventory", with no effect on the income statement.

Other revenues and income
Amount for 2003 financial year: 13,066,000 euros
Amount for 2002 financial year: 8,614,000 euros

"Other revenues and income" (13,066,000 euros) mainly includes adjustments to costs estimated last year, insurance refunds and supplier discounts.

Production costs

Costs for the purchase of raw materials and finished products
Amount for 2003 financial year: 210,625,000 euros
Amount for 2002 financial year: 190,636,000 euros

Production costs for the purchase of raw materials and finished products amount to 210,625,000 euros compared with 190,636,000 euros last year. The rise is due to increased supplies to the manufacturing companies for producing the numerous new products launched during the year.

Services costs
Amount for 2003 financial year: 202,894,000 euros
Amount for 2002 financial year: 196,952,000 euros

This item is broken down as follows:

Description	31/12/2003	31/12/2002
Variable selling expenses	22,641	24,552
Production and administrative costs	92,112	89,092
Fees paid to Directors and Statutory Auditors	2,936	2,598
Advertising and promotion costs	80,693	76,212
Services to customers	4,512	4,498
Total	202,894	196,952

"Variable selling expenses" mainly includes commissions on credit card receipts amounting to 3,328,000 euros (3,855,000 euros in 2002), product transportation costs of 7,205,000 euros (7,904,000 euros in 2002) and brokerage fees paid to agents for perfume sales of 6,185,000 euros (5,390,000 euros in 2002).

"Production and administrative expenses" principally includes outsourcing costs of 52,727,000 euros (47,448,000 euros in 2002), travel costs of 10,253,000 euros (11,317,000 euros in 2002), including those costs incurred for participation in training courses which are reimbursed to employees, professional consultancy costs of 9,381,000 euros (10,251,000 euros in 2002), utility costs of 3,597,000 euros (3,471,000 euros in 2002), maintenance costs of 3,323,000 euros (3,272,000 euros in 2002), insurance costs of 3,727,000 euros (3,305,000 euros in 2002), trademark protection costs of 1,164,000 euros (1,612,000 euros in 2002) and training costs of 1,449,000 euros (2,046,000 euros in 2002).

The amounts included in "Fees paid to Directors and Statutory Auditors" relate to the fees paid to the Directors and Statutory Auditors of the Parent Company in the performance of their duties and also include any additional fees paid to the directors and statutory auditors of other companies included in the area of consolidation. The fees are broken down as follows:

- Board of Directors: 2,809,000 euros
- Statutory Auditors: 127,000 euros

Rental and lease payments
Amount for 2003 financial year: 38,810,000 euros
Amount for 2002 financial year: 39,389,000 euros

This item amounts to 38,810,000 euros (39,389,000 euros in 2002) and essentially includes lease charges for the premises used by Group companies in the performance of their activities, totalling 35,943,000 euros (36,674,000 euros in 2002). The decrease is principally due to the lower leasing charges incurred by Bulgari Corporation of America Inc. and by Bulgari Japan Ltd..

Personnel costs
Amount for 2003 financial year: 129,078,000 euros
Amount for 2002 financial year: 125,229,000 euros

A breakdown of personnel costs is given in the income statement.

An overall average numerical breakdown of all Group companies included in the consolidation area is given below.

Average number of employees	31/12/2003	31/12/2002
Senior managers and Executives	352	401
Staff	1,355	1,319
Manual workers and others	117	114
Total	1,824	1,834

The average number of employees in the Group in 2003 was 1,824 (1,834 in 2002). The table does not include the average number of employees of the company Crova S.p.A., consolidated according to the pro-rata method, which as at 31 December 2003 stood at 339.
The average number is calculated by totalling the number of employees at the beginning and end of the year and dividing by two. The item "Senior managers and Executives" also includes individuals whose professional profiles are classified in the "Managers" category in foreign companies.

Amortisation, depreciation and write-downs

Amortisation and depreciation
Amount for 2003 financial year: 37,068,000 euros
Amount for 2002 financial year: 39,807,000 euros

A breakdown of the two subitems is given in the income statement and in the tables showing movements in long-term assets.

Write-downs
Amount for 2003 financial year: 2,205,000 euros
Amount for 2002 financial year: 1,185,000 euros

This item substantially includes the accelerated write-down of a number of intangible and tangible assets, as already specified in the previous comments on "intangible and tangible assets".

Provisions for risks
Amount for 2003 financial year: 1,468,000 euros
Amount for 2002 financial year: 7,229,000 euros

This item principally includes a provision made to counter the risk of a Group company having to pay penalties for the cancellation of orders made to suppliers.

Other operating expenses
Amount for 2003 financial year: 25,736,000 euros
Amount for 2002 financial year: 19,706,000 euros

The other operating expenses of 25,736,000 euros (19,706,000 euros in 2002) relate principally to overheads and administrative costs of 12,330,000 euros (10,453,000 euros in 2002), other operating costs of 5,165,000 euros (4,700,000 euros in 2002), expenses relating to previous financial years of 3,387,000 euros, non-income taxes and duties of 3,901,000 euros (3,540,000 euros in 2002), vehicle operating costs of 520,000 euros (576,000 euros in 2002) and legal costs of 433,000 euros (437,000 euros in 2002).

Financial income and expenses

Financial income
Amount for 2003 financial year: 73,153,000 euros
Amount for 2002 financial year: 52,416,000 euros

The item in question is broken down as follows:

Description	31/12/2003	31/12/2002
Interest receivable	3,879	5,305
Gains on foreign exchange	68,073	45,091
Other financial income	1,201	2,020
Total	73,153	52,416

"Interest receivable" also includes premiums receivable on foreign exchange treasury swaps and on foreign exchange hedging transactions totalling 3,384,000 euros.
Gains on foreign exchange totalled 68,073,000 euros (45,091,000 euros in 2002). If account is taken of the losses on foreign exchange which amount to 67,040,000 euros (43,441,000 euros in 2002), as shown in the following paragraph, the net gain on foreign exchange is therefore 1,033,000 euros (1,650,000 euros in 2002). As specified in the valuation principles, the item does not include profits and losses associated with foreign exchange hedging transactions of a commercial nature (associated with the issuing of orders/invoices), which have been classified under the heading "cost of raw materials, consumables and goods".
The item "other financial income" mainly consists of cash discounts and allowances from suppliers.

Financial expenses
Amount for 2003 financial year: 81,615,000 euros
Amount for 2002 financial year: 61,130,000 euros

The item is broken down as follows:

Description	31/12/2003	31/12/2002
Interest payable on loans due within one year	10,400	9,550
Interest payable on loans due after one year	1,045	4,661
Losses on foreign exchange	67,040	43,441
Other financial expenses	3,130	3,478
Total	81,615	61,130

"Interest payable on loans due within one year" also includes premiums payable on treasury swaps and on foreign exchange hedging transactions totalling 6,669,000 euros as well as interest of 2,854,000 euros payable on the bond of 100 million euros, which was repaid on 5 December 2003.
"Other financial expenses" principally includes cash discounts and allowances granted to customers as well as bank commissions.

Adjustments in the value of financial assets

Revaluation of securities included in current assets which are not investments
Amount for 2003 financial year: 822,000 euros
Amount for 2002 financial year: zero

Comments on this item, which refers to adjustments in the value of "Treasury stocks" valued at the lesser of cost and the list price, were given in the relevant section of the assets.

Write-down of investments
Amount for 2003 financial year: 402,000 euros
Amount for 2002 financial year: zero

This item, which totals 402,000 euros, includes the write down of investments in Bulgari Hotels and Resorts B.V. and in Bulgari Milan Hotels Leasing Company S.r.l., which, as previously stated, were valued according to the equity method as from this financial year.

Extraordinary income and expenses

Extraordinary income
Amount for 2003 financial year: 3,779,000 euros
Amount for 2002 financial year: zero

This item, which totals 3,779,000 euros, relates to the release of intra-group profit to stock, pending the acquisition of the majority shareholding in the companies Bulgari (Hong Kong) Ltd., Bulgari (Taiwan) Ltd and Bulgari Australia Pty Ltd., in view of the reduction in the value of these stocks which took place in financial years prior to 2003.

Extraordinary expenses
Amount for 2003 financial year: 3,317,000 euros
Amount for 2002 financial year: 6,341,000 euros

This item, which totals 3,317,000 euros (6,341,000 euros in 2002) relates principally (1,177,000 euros) to extraordinary costs incurred in the revision of a number of organisational structures of Italian and US companies, in particular, in the administrative sector, in order to increase their overall efficiency. The item also includes non-deductible and non-recoverable taxes paid abroad (821,000 euros), appropriations made in view of legal disputes (703,000 euros) and taxes and duties from previous years (496,000 euros).

Taxes

Income taxes
Amount for 2003 financial year: 16,840,000 euros
Amount for 2002 financial year: 14,056,000 euros

This item consists of an estimate of income taxes for the year.
Total income taxes, which amounts to 16,840,000 euros (14,056,000 euros in 2002), are made up of:
current income taxes for the year amounting to 14,238,000 euros (11,625,000 euros as at 31 December 2002);
a release of deferred tax assets, net of provisions made in the year in an amount of 4,456,000 euros, corresponding to the elimination of intra-group profits still to be carried out on stocks;
a use of deferred tax liabilities, net of provisions, totalling 1,854,000 euros.

The Group's average tax rate is 15.45 %(15.59 % in 2002). This average rate is positively influenced by the taxation of Swiss companies.

Minority interests
Amount for 2003 financial year: 332,000 euros
Amount for 2002 financial year: 1,267,000 euros

This item reflects the proportion of third party income corresponding to Bulgari Japan Ltd. which is 80% owned by the Group, to Bulgari (Hong Kong) Ltd., Bulgari (Taiwan) Ltd. and Bulgari Korea Ltd., 51% of which is owned by the group.

Bulgari S.p.A.
The Chairman
Paolo Bulgari

Bulgari S.p.A. and Subsidiaries

Fully consolidated companies
Table 1

Companies	% owned 31/12/2003	% owned 31/12/2002	Currency	Authorised capital	Head office	Business
Bulgari Gioielli S.p.A.	100.00	100.00	Euro	2,580,000	Rome	Jewellery production
Bulgari Italia S.p.A.	100.00	100.00	Euro	12,000,000	Rome	Retail sales
Bulgari International Corporation (BIC) N.V.	100.00	100.00	Euro	18,301,200	Amsterdam	Sub-holding company
Bulgari Corporation of America Inc.	100.00	100.00	Us$	24,350,000	New York	Retail sales
Bulgari S.A.	100.00	100.00	Swfr	600,000	Geneva	Retail sales
Bulgari Time (Switzerland) S.A.	100.00	100.00	Swfr	1,000,000	Neuchâtel	Production of watches and accessories
Bulgari Jewels S.A.	100.00	100.00	Swfr	5,000,000	Neuchâtel	Jewellery production
Bulgari France S.A.	100.00	100.00	Euro	225,000	Paris	Retail sales
Bulgari Montecarlo S.A.M.	100.00	100.00	Euro	800,000	Montecarlo	Retail sales
Bulgari (Deutschland) GmbH	100.00	100.00	Euro	2,556,459	Monaco	Retail sales
Bulgari Japan Ltd.	80.00	80.00	Yen	400,000,000	Tokyo	Retail sales
Bulgari Espana S.A. Unipersonal	100.00	100.00	Euro	4,918,344	Madrid	Retail sales
Bulgari Parfums S.A.	100.00	100.00	Swfr	1,000,000	Neuchâtel	Perfume production
Bulgari Parfums Italia S.p.A.	100.00	100.00	Euro	1,020,000	Rome	Perfume distribution
Bulgari Parfums USA Inc.	100.00	100.00	Us$	100,000	New York	Perfume distribution
Bulgari Netherlands B.V.	100.00	100.00	Euro	9,914,811	Amsterdam	Sub-holding company
Bulgari Portugal Acessorios de Luxo Lda.	100.00	100.00	Euro	52,873	Madeira	Sub-holding company
Bulgari Asia Ltd.	100.00	100.00	HK$	12,126,809	Hong Kong	Sub-holding company
Bulgari South Asian Operations Pte Ltd.	100.00	100.00	Sg$	1,000,000	Singapore	Retail sales
Bulgari (UK) Ltd.	100.00	100.00	Lgs	11,100,000	London	Retail sales
Bulgari Latin America N.V.	100.00	100.00	Us$	6,000	Aruba	Retail sales
Bulgari Latin America Service N.V.	100.00	100.00	Us$	6,000	Aruba	Logistical support
Bulgari Belgium S.A.	100.00	100.00	Euro	2,478,935	Bruxelles	Retail sales
Bulgari Australia Pty. Ltd.	100.00	100.00	Aud	1,200,000	Sydney	Retail sales
Bulgari (Malaysia) Sdn Bhd	100.00	100.00	Rm	3,334,000	Kuala Lumpur	Retail sales
Bulgari Global Operations S.A.	100.00	100.00	SwFr	1,000,000	Neuchâtel	Logistical support
Bulgari Operational Services ApS	100.00	100.00	DKK	500,000	Copenhagen	Services
Daniel Roth et Gérald Genta Haute Horlogerie S.A.	100.00	100.00	SwFr	7,100,000	Geneva	Production of watches
Bulgari (Hong Kong) Ltd.	51.00	51.00	HK$	1,000,000	Hong Kong	Retail sales
Bulgari (Taiwan) Ltd.	51.00	51.00	Twd	59,792,310	Taiwan	Retail sales
Bulgari Korea Ltd.	51.00	51.00	Kwon	4,500,000,000	Seoul	Retail sales
Bulgari Collection Internationale S.A.	100.00	100.00	Swfr	3,000,000	Neuchâtel	Production of top-of-the-range jewellery
Bulgari (Luxembourg) S.A.	100.00	100.00	Euro	100,000	Luxembourg	Holding company relating to the *Bvlgari Hotels and Resorts* project
Bulgari Saint Barth S.a.S.	100.00	100.00	Euro	40,000	Saint Barthelemy	Retail sales

List of companies included in the scope of consolidation using the proportional method

Companies	% owned 31/12/2003	% owned 31/12/2002	Currency	Authorised capital	Head office	Business
Opera Management S.A.	50.00	50.00	Euro	100,000	Luxembourg	Management of equity interests
Crova S.p.A.	50.00	–	Euro	2,700,000	Valenza (Alessandria)	Jewellery production

Bulgari S.p.A. and Subsidiaries

List of companies valued using the cost method

Table 2

Companies	% owned 31/12/2003	% owned 31/12/2002	Currency	Authorised capital	Head office	Business
Opera Participations S.c.a. (1)	11.72	11.73	Euro	1,654,180	Luxembourg	Acquisition of equity interests
Bulgari Reinsurance Company Ltd.	100.00	100.00	Euro	635,000	Dublin	Insurance company
Bulgari Retail USA S.r.l.	100.00	–	Euro	50,000	Rome	Retail sale and wholesale

List of companies valued using the equity method

Companies	% owned 31/12/2003	% owned 31/12/2002	Currency	Authorised capital	Head office	Business
Bulgari Hotels & Resorts B.V. (2)	65.00	65.00	Euro	90,000	Amsterdam	Company in joint venture with the Marriott Group
Bulgari Milan Hotels Leasing Company S.r.l. (3)	65.00	65.00	Euro	10,000	Rome	Company involved in the Bvlgari Hotels and Resorts project
Luxlook Ltd. (4)	2.00	2.00	Us$	39,900,000	New York	Distribution of products on the Internet

(1) Company directly owned by Bulgari International Corporation (BIC) N.V. which holds 11.72% of all class A.1 shares. In addition, Opera Management S.A., 50% owned by Bulgari International Corporation (BIC) N.V., owns 100% of class B.1 shares (class A.1 shares have preference in the distribution of dividends whereas B.1 shares do not enjoy any preference in the distribution of dividends, but enable their holder to exercise voting rights on particularly important decisions).

(2) Company owned through Bulgari (Luxembourg) S.A.

(3) Company owned indirectly through Bulgari Hotels & Resorts B.V. at a percentage of 61.75% (95% * 65%, Bulgari Hotels and Resorts B.V. investments in Bulgari Milan Hotels Leasing Company S.r.l.) and directly through Bulgari SpA at a percentage of 3.25%

(4) Company in liquidation. The value of the shareholding was reset to zero during the 2001 financial year.

Bulgari S.p.A. and Subsidiaries

Changes to the items in consolidated shareholders' equity as at 31 December 2003 and as at 31 December 2002 (Figures given in thousands of euros) Table 3

	Authorised capital	Share premium reserve	Legal reserve	Treasury stock reserve	Extraordinary reserve
Balances as at 31 December 2001	20,715	112,765	5,762	–	28
Dividends distribution	–	–	–	–	–
2001 allocation to legal reserve	–	–	–	–	–
2001 allocation to retained earnings	–	–	–	–	–
Capital increase for exercising stock options	5	175	–	–	–
Allocation to Treasury stocks reserve of the value of shares at the end of the period	–	(2,623)	–	2,623	–
Translation differences	–	–	–	–	–
Net income	–	–	–	–	–
Balances as at 31 December 2002	20,720	110,317	5,762	2,623	28
Dividends distribution	–	–	–	–	–
2002 allocation to legal reserve	–	–	–	–	–
2002 allocation to retained earnings	–	–	–	–	–
Capital increase for exercising stock options	–	–	–	–	–
Allocation to Treasury stocks reserve of the value of shares at the end of the period	–	(99)	–	99	–
Authorised Capital					
Increase for exercising Stock Option	21	1,111	–	–	–
Translation differences	–	–	–	–	–
Net income	–	–	–	–	–
Balances as at 31 December 2003	20,741	111,329	5,762	2,722	28

Taxed reserve	Gains on assets contributed	Reserve for translation differences	Retained earnings	Net income of the period	Group Shareholders' equity	Minority interests	Total equity
145	1,933	13,022	241,956	68,165	464,491	10,607	475,098
–	–	–	–	(18,347)	(18,347)	–	(18,347)
–	–	–	–	–	–	–	–
–	–	–	49,818	(49,818)	–	–	–
–	–	–	–	–	180	–	180
–	–	–	–	–	–	–	–
–	–	16,100	–	–	16,100	(2,297)	13,803
–	–	–	–	76,127	76,127	1,267	77,394
145	1,933	29,122	291,774	76,127	538,551	9,577	548,128
–	–	–	–	(21,904)	(21,904)	–	(21,904)
–	–	–	–	–	–	–	–
–	–	–	54,223	(54,223)	–	–	–
–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–
–	–	–	–	–	1,132	–	1,132
–	–	(31,607)	–	–	(31,607)	(1,364)	(32,971)
–	–	–	–	92,141	92,141	332	92,473
145	1,933	(2,485)	345,997	92,141	578,313	8,545	586,858

Bulgari S.p.A. and Subsidiaries

Reconciliation of Parent Company shareholder's equity and net income and Group shareholder's equity and net income (Figures given in thousands of euros) Table 4

Description	Value as at 31/12/2003 Shareholders' equity	Value as at 31/12/2003 Net income	Value as at al 31/12/2002 Shareholders' equity	Value as at al 31/12/2002 Net income
Shareholders' equity and net income as shown in the financial statements of Bulgari S.p.A.	210,407	29,991	201,187	22,139
1. Writing-off of adjustments and provisions made solely for tax purposes				
Effect of accelerated depreciation entered in the financial statements				
• Gross	834	195	639	172
• Deferred taxes	(325)	(73)	(252)	(69)
Total	509	122	387	103
Total	509	122	387	103
2. Elimination of the book value of investments in consolidated subsidiaries				
• Difference between book value and pro-rata value of shareholders' equity	514,875	–	497,432	–
• Share of subsidiaries' net income	–	54.435	–	37,693
Total	514,875	54.435	497,432	37,693
3. Writing-off of the effects of intra-goup transactions:				
Intra-group profits included in the value of year-end inventories:				
• Gross	(165,062)	12,376	(183,271)	18,294
• Deferred taxes	17,584	(4,783)	22,816	(2,102)
Total	(147,478)	7,593	(160,455)	16,192
Shareholders' equity and net income attributable to the Group	578,313	92,141	538,551	76,127
Shareholders' equity and net income attributable to third parties	8,545	332	9,577	1,267
Shareholders' equity and net income as shown in the consolidated financial statements	586,858	92,473	548,128	77,394

Bulgari S.p.A. and Subsidiaries

Statement of changes in the scope of consolidation occurring in the year ended 31 December 2003 compared with the year ended 31 December 2002
Table 5

Companies entering the scope of consolidation:	Head office	Business
Crova S.p.A.	Valenza (Alessandria)	Jewellery production

Revisione e organizzazione contabile

KPMG S.p.A.
Via Ettore Petrolini, 2
00197 ROMA RM

Telefono 06 809611
Telefax 06 8077475
e-mail: it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
Bulgari S.p.A.

1. We have audited the consolidated financial statements of Bulgari Group as at and for the year ended 31 December 2003. These financial statements are the responsibility of the parent company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The responsibility for the audit of the financial statements of certain subsidiary and associated companies, representing 16% and 11% of consolidated assets and consolidated revenues, respectively, rests with other auditors.

   Reference should be made to the report of other auditors dated 11 April 2003 for their opinion on the prior year figures which are presented for comparative purposes as required by law.

3. In our opinion, the consolidated financial statements of Bulgari Group as at and for the year ended 31 December 2003 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the Group.

Rome, 9 April 2004

KPMG S.p.A.

(Signed on the original)

Arrigo Parisi
Director of Audit

Bulgari S.p.A.

Financial Statements
as at 31 December 2003 and at 31 December 2002
(Figures given in thousands of euros)

Bulgari S.p.A.

Balance Sheet
as at 31 December 2003 and at 31 December 2002
(Figures given in thousands of euros)

Assets		31/12/2003	31/12/2002
A.	Receivables from shareholders for unpaid amounts		
B.	Long-term assets		
I	Intangible assets:		
1)	Organization and start-up costs	1,282	1,326
3)	Industrial patents and intellectual property rights	6,284	2,565
6)	Construction in progress and advance payments	1,157	5,600
7)	Deferred charges to be amortised	663	502
Total intangible assets		**9,386**	**9,993**
II	Tangible assets:		
2)	Plant and machinery	384	245
3)	Industrial and commercial equipment	90	36
4)	Other tangible assets	5,415	2,200
5)	Construction in progress and advance payments	-	-
Total tangible assets		**5,889**	**2,481**
III	Financial assets		
1)	Investments in:		
	a) subsidiaries	75,276	60,561
	b) associated companies	7,885	-
Total investments		83,161	60,561
2)	Receivables:		
	a) from subsidiaries		
	due within one year	681	350
	d) other receivables		
	due within one year	52	-
	due after one year	18	2
Total receivables		751	352
Total financial assets		**83,912**	**60,913**
Total assets (B)		**99,187**	**73,387**
C.	Current assets		
II	Receivables:		
1)	trade receivables		
	due within one year	2,348	2,414
2)	from subsidiaries		
	due within one year	111,113	236,202
	due after one year	11,877	-
Total subsidiaries		122,990	236,202
5)	other receivables		
	due within one year	6,874	4,979
	due after one year	9,940	9,822
Total other		16,814	14,801
Total receivables		**142,152**	**253,417**
III	Short-term assets		
5)	Treasury stock holdings	2,722	2,623
Total short-term assets		**2,722**	**2,623**
IV	Cash and bank balances		
1)	Bank and post office deposits	3,788	9,328
3)	Cash on hand and cash assets	31	19
Total cash and bank balances		**3,819**	**9,347**
Total current assets (C)		**148,693**	**265,387**
D	Accrued income and prepaid expenses		
	Accrued income and prepaid expenses	367	660
	Discount on loans	-	44
Total accrued income and prepaid expenses		**367**	**704**
Total assets (A+B+C+D)		**248,247**	**339,478**

Liabilities		31/12/2003	31/12/2002
A	Shareholders' equity		
I	Authorised Capital	20,741	20,720
II	Share premium reserve	111,329	110,317
III	Revaluation reserve	-	-
IV	Legal reserve	5,762	5,762
V	Reserve for own shares in portfolio	2,722	2,623
VI	Reserves required by law	-	-
VII	Other reserves		
	Extraordinary reserve	28	28
	Taxed reserve 1983	145	145
	Gains on assets contributed	1,933	1,933
	Total other reserves	2,106	2,106
VIII	Retained earnings	37,756	37,520
IX	Income (loss) for the year	29,991	22,139
Total shareholders' equity (A)		**210,407**	**201,187**
B.	Reserve for risks and charges		
2)	For taxes	881	1,057
3)	Other reserves	-	11,820
Total reserve for risks and charges (B)		**881**	**12,877**
C)	**Reserve for employee severance pay**	**3,483**	**2,643**
D)	**Payables**		
1)	Bonds		
	due within one year	-	100,000
3)	Bank overdraft and borrowings		
	due within one year	412	424
	due after one year	12,081	613
	Total bank overdraft and borrowings	12,493	1,037
6)	Trade payables		
	due within one year	5,226	5,901
8)	Payable to subsidiaries		
	due within one year	10,413	10,762
9)	Payable to associated companies		
	due within one year	30	-
11)	Taxes payables		
	due within one year	684	796
12)	Payable to social security institutions		
	due within one year	706	620
13)	Other payables		
	due within one year	3,831	3,079
Total payables (D)		**33,383**	**122,195**
E)	**Accrued liabilities and deferred income**	**93**	**576**
Total liabilities and shareholder's equity (A+B+C+D+E)		**248,247**	**339,478**

Contingent liabilities and guarantee		
Guarantees issued		
Guarantees to subsidiaries	60,895	104,016
Fees due	5,375	6,185
Guarantees received		
Guarantees from subsidiaries	2,487	-
Guarantees from third parties	9,560	7,048
Total guarantees received	12,047	7,048
Other:		
Factoring	-	3,451
Futures contracts	142	21,578
Total other	142	25,029
Total contingent liabilities and guarantees	**78,459**	**142,278**

Bulgari S.p.A.

Income Statement for the financial years ended 31 December 2003 and 31 December 2002 (Figures given in thousands of euros)

		31/12/2003	31/12/2002
A)	**Revenues**		
1)	Revenues from sales and services	45,858	47,265
5)	Other revenues and income	7,693	7,302
Total revenues (A)		**53,551**	**54,567**
B)	**Production costs**		
7)	Services	12,445	13,344
8)	Rental and lease payments	2,731	2,460
9)	Personnel costs	14,713	12,712
	a) wages and salaries	*10,004*	*8,751*
	b) social security contributions	*3,429*	*2,880*
	c) employee severance pay	*781*	*668*
	e) other costs	*499*	*413*
10)	Amortisation, depreciation and write-downs	**6,407**	**4,344**
	a) amortisation of intangible assets:	4,535	3,165
	amortisation of organization and start-up costs	*489*	*400*
	amortisation of industrial patents and intellectual property rights	*3,916*	*2,751*
	amortisation of other intangible assets	*130*	*14*
	b) depreciation of tangible assets	1,327	1,179
	depreciation of plant and machinery	*153*	*106*
	depreciation of industrial and commercial equipment	*20*	*17*
	depreciation of other tangible assets	*1,154*	*1,056*
	c) other write-downs of assets	545	–
12)	Provisions for risks	10	195
14)	Other operating expenses	935	833
Total production costs (B)		**37,241**	**33,888**
Revenues - Production costs (A-B)		**16,310**	**20,679**

		31/12/2003	31/12/2002
C)	**Financial income and expenses**		
15)	Dividends		
	from subsidiaries	*37,000*	*30,000*
16)	Other financial income		
	from securities shown in current assets	*33*	–
	from subsidiaries	*6,297*	*8,840*
	from others	*9,181*	*6,791*
Total other revenues and income		**15,511**	**15,631**
Total financial income		**52,511**	**45,631**
17)	Interest and other financial expenses		
	from subsidiaries	*1*	*133*
	from banks	*294*	*119*
	bond expenses	*6,750*	*8,417*
	from others	*6,391*	*2,345*
Total interest and other financial expenses		**13,436**	**11,014**
Total financial income and (expenses)		**39,075**	**34,617**
D)	**Adjustments to financial assets**		
18)	Revaluations		
	c) of securities included in current assets that are not investments	822	–
19)	Write-downs		
	a) of investments	23,935	29,073
	c) of securities shown in current assets	–	1,135
Total adjustments in the value of financial assets		**(23,113)**	**(30,208)**
E)	**Extraordinary income and expenses**		
20)	Extraordinary income	–	–
21)	Extraordinary expenses	834	1,421
Total extraordinary income and (expenses)		**(834)**	**(1,421)**
Income before taxes		**31,438**	**23,667**
22)	**Income taxes**	**1,447**	**1,528**
23)	**Net income for the year**	**29,991**	**22,139**

Bulgari S.p.A.

Cash-flow statement
for the financial years ended 31 December 2003 and 31 December 2002
(Figures given in thousands of euros)

	31/12/2003	31/12/2002
A. Initial short-term net cash (indebtedness)	**8,923**	**(2,604)**
B. Cash flow from (to) operating activities		
Net income	29,991	22,139
Amortisation and depreciation	5,862	4,344
Net book value of assets sold in the year	0	3
Write-downs of investments	24,480	29,073
Net change in the reserve for employee severance pay	840	534
Other changes in medium/long-term payables	(176)	195
Cash flow of operating activities before changes in working capital	60,997	56,288
(Increase) Decrease in receivables shown in current assets	111,262	4,602
Increase (Decrease) in trade payables and other liabilities	(364)	(5,515)
Net change in accrued income and prepaid expenses	(146)	73
B. Total cash flow from operating activities	**171,749**	**55,448**
C. Cash flow from (to) investment activities		
Investments in long-term assets:		
Intangible	(4,473)	(4,569)
Tangible	(4,735)	(1,781)
Financial	(58,355)	(18,651)
C. Total cash flow to investment activities	**(67,563)**	**(25,001)**
D. Cash flow of shareholders' equity		
Dividends paid	(21,904)	(18,347)
Increase in authorised capital and share premiums	1,133	180
D. Total cash flow of shareholders' equity	**(20,771)**	**(18,167)**
E. Cash flow from (to) financial activities		
Net change in financial receivables due after one year	(399)	(344)
Net change in financial payables due after one year	11,468	(100,409)
Transfer of financial payables from due after to due within one year	(100,000)	100,000
E. Total cash flow to financial activities	**(88,931)**	**(753)**
F. Cash flow for the year (B+C+D+E)	**(5,516)**	**11,527**
G. Net cash (short-term indebtedness) at the end of the yar (A+F)	**3,407**	**8,923**

Bulgari S.p.A.

Notes to the Financial statements as at 31 December 2003

Bulgari S.p.A.

Notes to the Financial statements as at 31 December 2003

General principles

These financial statements were prepared in accordance with the Italian Civil Code and with the accounting principles drawn up by the National Association of Public Accountants and, where not specified by the latter, by those of the International Accounting Standards Committee (IASC). The financial statements consist of the balance sheet (prepared in accordance with the layout set out in Articles 2424 and 2424 bis of the Civil Code), the income statement (prepared in accordance with the layout set out in Articles 2425 and 2425 bis of the Civil Code), and these accompanying notes. For the purposes of better reporting, a cash-flow statement has also been included.

The function of the accompanying notes is to illustrate, analyse and, in some cases, supplement the figures given in the balance sheet and income statement. They contain the information required by Article 2427 and other articles of the Civil Code regarding financial statements. The accompanying notes also provide all the additional information considered necessary to give a true and fair picture, even where such information is not specifically required by law. Corresponding amounts as at 31 December 2002 have been given for each item in the balance sheet and the income statement.

Unless otherwise indicated, amounts are expressed in thousands of euros and items with a value of zero are omitted.

Comments on the most significant events occurring in the year are given in the Performance Report, to which reference should also be made for the other information set out in Article 2428 of the Civil Code including the nature of the company's activities, significant events occurring after the end of the year, outlook and transactions with subsidiaries and associated companies.

In accordance with Article 25 of Legislative Decree no. 127/91, the company has prepared the Group's consolidated financial statements which are presented together with these individual financial statements.

Valuation principles

The most important accounting principles, which are applied in the 2003 financial year in a manner consistent with their use in the 2002 financial year and in accordance with Article 2426 of the Civil Code, are set out below:

Intangible assets

Intangible assets are stated at cost of acquisition, including incidental expenses, and are systematically amortised over their expected residual useful live up to a maximum period of five years from the date of their capitalisation, with the exception of the costs relating to the procurement of the office lease agreement, which are amortised over the term of the lease.

The amount stated is net of the corresponding amortisation funds.

"Start-up and expansion costs" are entered under this item and are amortised over five years.

The costs associated with intellectual property rights relate to application software which has been legally protected against reproduction and these costs are amortised over three years.

Intangible assets are devalued when their value is permanently less than their remaining usefulness. If, in subsequent years, the basis for the write-down is no longer applicable, the original value is reinstated, less adjusted amortisation.

Tangible assets

Tangible assets are entered at cost of acquisition, including any directly attributable incidental expenses.

These assets are systematically depreciated each year on a straight-line basis using economic and technical rates determined in relation to the estimated useful life of the assets. The rates applied are shown in the section "comments on the assets".

For assets acquired during the course of the year, the rate of depreciation is reduced to 50% in order to reflect their lesser usage.

Ordinary maintenance costs are fully charged to the income statement. Any costs for maintenance that result in

improvements are added to the value of the corresponding assets and depreciated over their remaining useful lives.
The costs of improvements made to premises owned by third parties are depreciated over the remaining term of the lease.
The amount stated is net of the corresponding depreciation funds.
Tangible assets are devalued when their value is permanently less than their remaining usefulness. If, in subsequent years, the basis for the write-down is no longer applicable, the original value is reinstated, less adjusted depreciation.
Tangible assets whose unit value is less than 516.46 euros are paid in the year in which they are acquired.
It should be noted that no monetary and economic revaluations of the assets recorded have ever been carried out.

Financial investments
Investments are valued at cost of acquisition or incorporation. Investments in foreign currencies are converted to the accounting currency at the exchange rate in effect on the date of their acquisition.
The cost is reduced to reflect permanent losses in value in the event that the subsidiaries have sustained losses and that profits sufficiently large to reabsorb these losses are not immediately foreseeable. The original value is reinstated in subsequent years if the reasons for the write-down made are no longer applicable.
As at 31 December 2003 all investments were in companies not listed on the stock exchange.
The amounts posted under financial investments are stated at their face value.

Receivables and payables
Receivables are stated at their estimated realisation value, which is the difference between their nominal value and the appropriations made to the provision for bad debts, which directly decrease the amount of the credit items to which they relate.
Payables are stated at their nominal value, which is considered to be representative of their redemption value.
Receivables and payables originally expressed in a foreign currency are converted into euros at the historical exchange rates in effect at the time of the transactions concerned. Exchange differences produced when receivables are collected or payables are paid in a foreign currency are charged to the income statement.
Foreign currency receivables and payables existing at year-end are shown at the exchange rate in effect on that date as published by the European Central Bank.
For short-term receivables and payables, i.e. those falling due within one year, the gains and losses arising from conversion, taking account of hedging contracts, are respectively credited to or debited from the income statement as items of financial income.
For medium/long-term receivables and payables, with the exception of the current quota, if a net loss is generated from converting at the exchange rate in force at year-end, this loss is charged to the income statement under item C.17. If, however, a net gain is generated from the conversion, this gain is deferred and recognised in the financial year in which it becomes current. The deferral is made by means of a provision to the "Reserve for deferred foreign exchange gains", under item B.3 of the liabilities section of the balance sheet.
Foreign currency receivables and payables which are specifically hedged against exchange rate risks are stated at the rate of exchange defined through hedging transactions.

Short-term assets
Short-term assets are stated at the lesser of cost and market value.

Accrued income and prepaid expenses; accrued liabilities and deferred income
In accordance with the principle of accruals accounting, portions of costs and revenues common to two or more financial years are classified under these items.

Reserve for risks and charges
The reserve for risks and charges is set up to cover certain or probable negative items, the amount and date of occurrence of which cannot be determined at the end of the year. These appropriations reflect a reasonable estimate of the expenses that will be incurred on the basis of available information.

Reserve for employee severance pay
The reserve for employee severance pay is set aside to cover all accrued liabilities due to employees in accordance with current legislation and collective labour agreements, and is stated net of advances already paid. This liability is subject to an index-based revaluation.

Contingent liabilities and guarantees
Guarantees and other securities issued, as well as commitments assumed vis-à-vis third parties, are stated in the amount corresponding to the commitments assumed by the Company on the year-end date. Commitments relating to derivatives contracts, which do not involve an exchange of assets, are stated at the reference face value. The corresponding income or expenses (discounts or premiums) on derivatives contracts are reflected in the income statement in accordance with the principle of accruals accounting.
Guarantees and commitments expressed in foreign currencies are stated according to their euro equivalent at the exchange rate in effect as at 31 December 2003.

Revenues and costs
Revenues and costs are reflected in the income statement according to the principle of prudence and accruals accounting, with entries in the respective adjustment accounts.

Dividends
Dividends and the associated tax credit are recorded in the year during which the dividends are actually collected.

Income taxes
Taxes are recorded on the basis of the estimated taxable income, in accordance with current tax regulations. These taxes are charged to the Balance Sheet under "taxes payables", if exceeding the amount of advance payments made, or otherwise under "other receivables".

Deferred and prepaid taxes
Deferred taxes and prepaid taxes are calculated on the basis of the temporary differences between the value assigned to the assets and liabilities according to civil code criteria and the value assigned to the same assets and liabilities for tax purposes.
Liabilities arising from deferred taxes are not recorded only if it is highly unlikely that the respective debt will arise. Assets arising from prepaid taxes are not recorded, in accordance with the principle of prudence, if there is no reasonable certainty as to the existence, in the financial years in which the respective temporary differences will be paid, of a taxable income no less than the amount of the differences that will be written off. This entry is made on the basis of the expected tax charge for the year in which the above differences will be written off, and is reviewed each year in the light of new events or more reliable projections.

Exceptions under subsection 4 of Article 2423 of the Civil Code.
There were no exceptions pursuant to subsection 4 of Article 2423 of the Civil Code.

Comments on balance sheet items

Assets

Long-term assets

For each of the three types of assets (intangible, tangible, and financial investments), the special tables below show for each item the historical costs, the amortisation and depreciation funds, movements during the year and the closing balances.

Intangible assets

Net balance as at 31/12/2003: 9,386 thousand euros

Net balance as at 31/12/2002: 9,992 thousand euros

Description	Historical cost as at 31/12/02	Amort. Fund	Net balance as at 31/12/02	Increases	Change / Write-downs	Amort.	Historical cost as at 31/12/03	Amort. Fund	Net balance as at 31/12/03
Start-up and expansion costs:									
• authorised capital increase costs	1,029	(1,000)	29	–	–	(15)	1,029	(1,015)	14
• Bulgari Hotels & Resorts costs	1,926	(629)	1,297	445	–	(474)	2,371	(1,103)	1,268
Total	2,955	(1,629)	1,326	445	–	(489)	3,400	(2,118)	1,282
Industrial patents and intellectual property rights	11,866	(9,303)	2,563	2,701	4,936	(3,916)	19,503	(13,219)	6,284
Assets under construction and advance payments	5,601	–	5,601	1,037	(5,481)	–	1,157	–	1,157
Deferred charges to be amortised	516	(14)	502	291	–	(130)	807	(144)	663
Total	20,938	(10,946)	9,992	4,474	(545)	(4,535)	24,867	(15,481)	9,386

Intangible assets total 9,386 thousand euros, a net decrease of 606 thousand euros compared with 31 December 2002.

Amortisation was 4,535 thousand euros whilst increases totalled 4,474 thousand euros, of which 1,037 thousand euros corresponded to assets under construction.

The item "*Start-up and expansion costs*" (1,282 thousand euros) principally includes the costs for the Bulgari Hotels & Resorts project. This project is related to the agreement signed with Marriott International Inc. to develop and manage exclusive hotels, resorts and residences under the BVLGARI name. The costs incurred in developing the project and "Brand Standards" such as design and furnishings amount, as at 31 December 2003, to 1,268 thousand euros and are capitalised and amortised over a period of five years.

The item "*Industrial patents and intellectual property rights*" (6,284 thousand euros) includes the rights relating to application software for the management of various corporate activities and principally consists of investments for an integrated application software package, the majority of which is charged to other Group companies on the basis of specific contracts.

The item "*Assets under construction and advance payments*" (1,157 thousand euros) relates to the costs incurred in developing integrated application software for procedures which were still in the implementation stage at year-end.

The decrease of 5,481 thousand euros is due to the release of additional operating modules relating to the integrated software (4,936 thousand euros) and to a write-down attributable to development and implementation costs for commercial management software that is no longer usable (545 thousand euros).

The item "*Deferred charges to be amortised*" (663 thousand euros) principally relates to the costs incurred in taking over the lease of new premises for the General Management and Administrative offices in Rome, Lungotevere Marzio 11, which took place in 2002. The increase of 291 thousand euros recorded in the year, however, relates to the third party contribution for the costs of designing and building two new stores in Moscow.

Tangible assets
Net balance as at 31/12/2003: 5,889 thousand euros
Net balance as at 31/12/2002: 2,481 thousand euros

Changes in tangible assets are shown in the following table:

Description	Historical cost as at 31/12/02	Deprec. Fund-	Net balance as at 31/12/02	In creases.	Decr.	Depre-ciation	Use of fund	Historical cost as at 31/12/03	Depreciat. fund.	Net balance as at 31/12/03
Plant and machinery	867	(622)	245	292	-	(153)	-	1,159	(775)	384
Industrial and commercial equipment	417	(381)	36	74	-	(20)	-	491	(401)	90
Other tangible assets:										
Electrical machines	4,045	(2,970)	1,075	619	-	(818)	-	4,664	(3,788)	876
Premises imprvm.	2,419	(1,713)	706	713	-	(227)	-	3,132	(1,940)	1,192
Other	1,615	(1,196)	419	3,037	-	(109)	-	4,652	(1,305)	3,347
Total Other Assets	8,079	(5,879)	2,200	4,369	-	(1,154)	-	12,448	(7,033)	5,415
Total	9,363	(6,882)	2,481	4,735	-	(1,327)	-	14,098	(8,209)	5,889
(*) of which in advance		(639)				(195)			(834)	

Tangible assets total 5,889 thousand euros, a net increase of 3,408 thousand euros in the year since 31 December 2002.
This item is broken down as follows:
Plant and machinery (384 thousand euros), which increased by 139 thousand euros and relates to alarm and communication systems.
Industrial and commercial equipment (90 thousand euros), which increased by 54 thousand euros and mainly relates to equipment and additional materials for setting up displays and showcases.
Other tangible assets (5,415 thousand euros), which increased by 3,215 thousand euros and principally relates to the costs for the Bvlgari Museum, bought during 2003 by the foreign subsidiaries Bulgari Global Operation S.A. and Bulgari Jewels S.A.. This item includes the costs incurred in acquiring products which are representative of the past and present production of jewels and watches and in collecting accessories which together form an historical archive of Bvlgari products. The products belonging to the Bvlgari Museum are not depreciated as it is considered that they do not have a defined useful life.
This item also includes furniture, furnishings and office equipment, electronic machines, vehicles and costs of improvements made to leased premises.

Tangible investments made during the year amounted to 4,735 thousand euros and principally relate to the aforementioned Bvlgari Museum (2,989 thousand euros), to the purchase of electronic equipment, servers and printers (619 thousand euros), to costs for the reorganisation and adaptation of the Rome offices situated at Lungotevere Marzio 11 (713 thousand euros) and to the installation of alarm and communication systems (292 thousand euros).
The total amount of depreciation in the year was 1,327 thousand euros, of which 194 thousand euros related to accelerated depreciation on electronic machines, computers, servers and printers, net of further ordinary depreciation (167 thousand euros) which the company would have recorded if, in previous financial years, it had not exercised the right to take advantage of the tax benefit on accelerated depreciation in the above categories of assets. The accelerated depreciation fund as at 31 December 2003 amounts to 833 thousand euros. The related impacts on net income and shareholders' equity are discussed in the section on shareholders' equity.

Depreciation was calculated by applying the following rates:

Plant and machinery	25% - 30%
Industrial and commercial equipment	15%
Other tangible assets:	
• Office electronic equipment	20%
• Office furniture and equipment	12%
• Vehicles	25%
• Furnishings	15%

Improvements made to leased premises are stated at cost and are depreciated over the remaining term of the lease.
The different depreciation rates applied to the *plant and machinery* category relate to special communications systems and alarm systems respectively.

Financial investments

Investments in subsidiaries
Net balance as at 31/12/2003: 75,276 thousand euros
Net balance as at 31/12/2002: 60,561 thousand euros

Investments in subsidiaries	Percentage owned	Balance as at 31/12/2002	Increases	Decreases	Balance as at 31/12/2003
Bulgari Italia S.p.A.	100%	9,520	13,000		22,520
Bulgari Gioielli S.p.A.	100%	2,593			2,593
Bulgari Parfums Italia S.p.A.	100%	1,035			1,035
Bulgari International Corp. N.V.	100%	46,610			46,610
Bulgari Netherlands B.V.	100%	-	36,790	(35,755)	1,035
Bulgari (Luxembourg) S.A.	100%	717	601		1,318
Bulgari Milan Hotel Leasing Co. S.r.l.	3,25%	33	29		62
Bulgari Portugal Lda	100%	53			53
Bulgari Retail USA Srl	100%	-	50		50
Total subsidiaries	60,561	50,470	(35,755)	75,276	

The total amount of investments in subsidiaries (75,276 thousand euros) has recorded a net increase of 14,715 thousand euros since 31 December 2002. During the year, investments in subsidiaries totalled 50,470 thousand euros, as shown in the table above, which mainly related to a capital contribution for Bulgari Netherlands B.V. (36,790 thousand euros), made to cover the equity deficit arising from previous and current losses and for Bulgari Italia S.p.A. (13,000 thousand euros), in order to provide the company with adequate financial resources which are necessary for its economic activity.
Other capital contributions made were for Bulgari Luxembourg S.A. (601 thousand euros) with a view to the capitalisation, through Bulgari Hotel & Resort B.V., of Bulgari Milan Hotel Leasing Company S.r.l. and for the same company directly (29 thousand euros).
Finally, in December, Bulgari Retail U.S.A. S.r.l. was incorporated with a subscribed and paid-up capital of 50 thousand euros.
The investment in Bulgari Netherlands B.V. decreased by 35,755 thousand euros following the use of the reserve for investment losses (11,820 thousand euros) and to the aforementioned coverage of the equity deficit arising from permanent losses in value suffered by the Dutch company in the 2003 financial year (23,935 thousand euros).

Table 6 summarises the key figures relating to investments in subsidiaries and associated companies. In the situations where the book value exceeds the corresponding fraction of shareholders' equity, the loss recorded is not considered to be permanent.

Investments in associated companies
Net balance as at 31/12/2003: 7,885 thousand euros
Net balance as at 31/12/2002: zero

Investments in associated companies	Percentage owned	Balance as at 31/12/2002	Increases	Decreases	Balance as at 31/12/2003
Crova S.p.A.	50%	–	7,885	–	7,885
Total associated companies		–	7,885	–	7,885

As already described in detail in the performance report to which reference should be made, in the first few months of 2003, a 50% stake was purchased in the capital of Crova S.p.A., a leading company in the production of top-of-the-range jewellery.

Receivables from subsidiaries
Net balance as at 31/12/2003: 681 thousand euros
Net balance as at 31/12/2002: 350 thousand euros

This item (681 thousand euros) shows a year-on-year increase of 331 thousand euros, and includes the financial receivable, due within one year, from Bulgari Milan Hotel Leasing Company S.r.l.. This receivable is made up of long-term subordinated loans, granted under the agreements signed with the Marriott Group, which are based on variable rates calculated on the 3-month Euribor plus 3%.

Other receivables
Net balance as at 31/12/2003: 70 thousand euros
Net balance as at 31/12/2002: 2 thousand euros

The item *Other receivables* (70 thousand euros) increased from 2 thousand euros as at 31 December 2002 and principally relates to a financial receivable of 52 thousand euros, due within one year, from Bulgari Hotels & Resorts B.V. at a rate of 5.50%. The remaining amount of 18 thousand euros relates to security deposits paid for various uses.

Current assets

Receivables

Trade receivables
Net balance as at 31/12/2003: 2,348 thousand euros
Net balance as at 31/12/2002: 2,414 thousand euros

This item totals 2,348 thousand euros (2,414 thousand euros as at 31 December 2002) and entirely consists of trade receivables falling due within one year which essentially relate to royalties claimed from companies licensed to use the BVLGARI trademark. This item decreased by 66 thousand euros on a year-on-year basis and is shown in the following table minus provisions for bad debts which total 492 thousand euros. The provision for bad debts did not change during the year.

Description	31/12/2003	31/12/2002
Trade receivables	2,840	2,906
– Provision for bad debts	(492)	(492)
Total trade receivables	2,348	2,414

Receivables from subsidiaries
Net balance as at 31/12/2003: 122,990 thousand euros
Net balance as at 31/12/2002: 236,202 thousand euros

As at 31 December 2003, this item totals 122,960 thousand euros, compared with 236,202 thousand euros as at 31 December 2002. It consists of current receivables from subsidiaries and is broken down as follows:

Description	31/12/2003	31/12/2002
Financial receivables	79,646	203,588
Trade receivables	28,791	30,592
Other receivables	2,676	2,022
Total receivables falling due within one year	111,113	236,202
Financial receivables falling due after one year	11,877	–
Total receivables from subsidiaries	122,990	236,202

Financial receivables total 91,253 thousand euros (203,588 thousand euros as at 31 December 2002) of which 79,646 thousand euros are due within one year and 11,877 thousand euros are due after one year.
The overall decrease (112,065 thousand euros) in financial receivables is due to the repayment of the 100,000 thousand euro bond. In fact, part of these receivables, and principally those relating to short-term loans granted to subsidiaries, was used in December 2003 to repay the bond with a resulting decrease in this item.
Financial receivables falling due after one year substantially consist of receivables on intra-group current accounts arising from centralised treasury management of Italian subsidiaries and short-term loans granted to subsidiaries.
Receivables on intra-group current accounts (76,896 thousand euro) are principally claimed from Bulgari Italia S.p.A. (60,235 thousand euros, compared with 94,196 thousand euros as at 31 December 2002), from Bulgari Gioielli S.p.A. (11,118 thousand euros, compared with 16,480 thousand euros as at 31 December 2002) and from Bulgari Parfums Italia S.p.A. (5,543 thousand euros, compared with 2,456 thousand euros as at 31 December 2002). These current accounts bear interest at market rates.
Receivables from short-term loans, all with maturity at sight, total 2,750 thousand euros (90,454 thousand euros

as at 31 December 2002), relate to a euro-denominated loan, set to the market rates of sight current accounts, granted to Bulgari Operational Services ApS.

Trade receivables, which total 28,791 thousand euros, principally relate to royalties receivable for use of the trademark, decreasing by 1,801 thousand euros since 31 December 2002.

"Other receivables" (2,676 thousand euros) has increased by 654 thousand euros compared with 31 December 2002 and principally relates to an amount paid to Bulgari Parfums Italia S.p.A. for payables transferred as part of the Group's VAT payment.

Financial receivables falling due within one year total 11,877 thousand euro and relate to a loan granted to Bulgari Global Operations S.A. for 15,000 thousand US dollars which corresponds to the bank overdraft and borrowings for the same amount falling due within one year, as commented subsequently in the liabilities section of the balance sheet.

Other receivables
Net balance as at 31/12/2003: 16,814 thousand euros
Net balance as at 31/12/2002: 14,801 thousand euros

The breakdown is shown below:

Description	31/12/03	31/12/02
Falling due within one year:		
Corporate income tax (IRPEG) receivables	4,261	3,493
Local income tax (IRAP) receivables	65	–
VAT receivables	2,146	1,292
Receivables from Tax Authorities (Law 662/96)	91	103
Other sundry receivables	46	91
Advances to suppliers	265	–
Total falling due within one year	6,874	4,979
Falling due after one year:		
VAT receivables	9,940	9,822
Total falling due after one year	9,940	9,822
Total other receivables	16,814	14,801

As shown in the table above, by the end of the 2003 financial year, this item had recorded a year-on-year increase of 2,013 thousand euros.

Receivables falling due within one year:
Receivables falling due within one year increased by 1,895 thousand euros and principally concern following receivables:
- Corporate income tax (IRPEG) receivables (4,261 thousand euros), which have increased by 768 thousand euros since the end of last year, and includes the amount receivable resulting from the 2002 income tax return (3,329 thousand euros), and from withholdings on income earned abroad and on interest (932 thousand euros).
- VAT receivables (2,146 thousand euros), which have increased by 854 thousand euros since last year. This increase is due to the VAT receivable generated by the company during 2003 vis-à-vis the Tax Authorities, minus the amount of 516 thousand euro used to pay off tax and social security payables and minus the payables transferred from Bulgari Parfums Italia S.p.A. to the Group's VAT payment pursuant to Article 73 of Presidential Decree 633/72.

This item also includes advances to suppliers, which total 265 thousand euros at year-end, plus local income tax (IRAP) receivables of 65 thousand euro arising from the difference between tax calculated for 2003 and advance payments made.

Receivables falling due after one year:
Receivables falling due after one year (9,940 thousand euros) increased by 118 thousand euros and principally consist of the VAT refund requested for the years 1998, 1999, 2000 and 2001, including a residual part for the year 1997, as well as the corresponding interest accrued.

No prepaid taxes were set aside to cover the tax losses of the Parent Company, Bulgari S.p.A. which totalled 25,700 thousand euros, given that in the prudent assessment of the directors, there could be no reasonable certainty as to the existence, in the future years in which these tax deductible temporary differences will be paid, of taxable income that can be written off with these differences. The prudent assessment of the directors is also influenced by the current macroeconomic situation which remains uncertain and unpredictable.

Short-term assets

Treasury stock holdings
Net balance as at 31/12/2003: 2,722 thousand euros
Net balance as at 31/12/2002: 2,623 thousand euros

The amount posted as at 31 December 2003 shows the value of treasury stock holdings, purchased during 2002, within the limits and according to the terms and conditions specified by the Annual General Meeting of 29 April 2002, of which there are 420,313, each with a unit face value of Euro 0.07, based on an original average unit price, at the time of purchase, of Euro 6.47.
On 31 December 2002, the number of treasury stock holdings was 580,313 with a value of Euro 4.52 per share. In June 2003, a total of 160,000 shares were sold for a total price of 756 thousand euros, thus producing a gain of 33 thousand euros which is stated in the income statement under "financial income".
As at 31 December 2003, the unit market value of the stocks was Euro 7.35. Consequently, the average unit value of the remaining stocks was adjusted by revaluing it to the original unit cost of Euro 6.47. This operation entailed a revaluation of 822 thousand euros, the effect of which was posted to the income statement under "adjustments to financial assets".
The proportion of share capital, corresponding to treasury stocks owned, as at 31 December 2003 was 29 thousand euros.

Cash and bank balances
Net balance as at 31/12/2003: 3,819 thousand euros
Net balance as at 31/12/2002: 9,347 thousand euros

Cash and bank balances as at 31 December 2003 amount to 3,819 thousand euros, a year-on-year fall of 5,528 thousand euros. As shown in the table below, the fall is the result of reduced cash in hand in bank accounts at the end of the 2003 financial year, which is due in part to the repayment of the bond.

Description	31/12/03	31/12/02
Bank deposits	3,788	9,328
Cash on hand and cash assets	31	19
Total	3,819	9,347

Accrued income and prepaid expenses

Accrued income and prepaid expenses
Net balance as at 31/12/2003: 367 thousand euros
Net balance as at 31/12/2002: 704 thousand euros

Accrued income and prepaid expenses total 367 thousand euros, a decrease of 337 thousand euros on the 704,000 euros recorded on 31 December 2002.
Accrued income totals 13 thousand euros and relates to forward transactions.
As for prepaid expenses (354 thousand euros), these relate to prepayments on leases, insurance premiums and maintenance and leasing fees. Last year, prepaid expenses consisted of costs, fees and an issue discount in relation to the bond which matured and was repaid in December 2003.

Description	31/12/03	31/12/02
Accrued income	13	227
Prepaid expenses:		
• lease payments, insurance premiums and others	354	369
• costs and fees relating to the bond	–	64
• issue discount on the bond	–	44
Total prepaid expenses	354	477
Total accrued income and prepaid expenses	367	704

At the close of the year, no receivables due over five years were posted.

Liabilities

Shareholders' equity

Balance as at 31/12/2003: 209,409 thousand euros
Balance as at 31/12/2002: 201,187 thousand euros

Movements in the items comprising shareholders' equity are shown in an attachment to these statements. Comments on the main items comprising shareholders' equity and their changes are given below:

Authorised capital
Balance as at 31/12/2003: 20,741 thousand euros
Balance as at 31/12/2002: 20,720 thousand euros

The authorised capital, which is fully subscribed and paid-up, totals 20,741 thousand euros and has increased by 21 thousand euros since 31 December 2002.
This increase is due to the issue of 305,220 ordinary shares (new issue, ownership from 1 January 2003) following the exercise of stock option rights under the stock option plan reserved for some employees with a consequent increase in the authorised capital.
As at 31 December 2003, the authorised capital therefore consisted of 296,300,140 shares each with a face value of 0.07 Euro, making a total value of 20,741 thousand euros.

Share premium reserve
Balance as at 31/12/2003: 111,329 thousand euros
Balance as at 31/12/2002: 110,317 thousand euros

The value of the share premium reserve, as at 31 December 2003, has increased by 1,012 thousand euros since the end of last year.
The increase recorded was generated as follows:

- decrease of 99 thousand euros due, firstly, to an adjustment of this reserve to the reserve for treasury stock holdings, as described subsequently, following the sale of 160,000 treasury stocks, which took place during June and, secondly, to the valuation of the remaining treasury stock holdings on 31 December;
- increase of 1,111 thousand euros, arising from the aforementioned authorised capital increase carried out by issuing 305,220 new shares, associated with the exercise of stock option rights under the aforementioned stock option plan.

Legal reserve
Balance as at 31/12/2003: 5,762 thousand euros
Balance as at 31/12/2002: 5,762 thousand euros

The legal reserve, compared with the figure shown in the balance sheet for the year ended 31 December 2002, has not undergone any changes as one fifth of the authorised capital has already been reached.

Reserve for treasury stock holdings
Balance as at 31/12/2003: 2,722 thousand euros
Balance as at 31/12/2002: 2,623 thousand euros

As at 31 December 2003, this reserve, formed pursuant to Article 2357 *ter* of the Civil Code, amounts to 2,722 thousand euros, showing a year-on-year increase of 99 thousand euros.

The increase recorded was generated as follows:

- decrease of 723 thousand euros due to the sale of 160,000 stocks;
- increase of 822 thousand euros due to the revaluation of securities present in the portfolio at the end of the year.

Other reserves
Balance as at 31/12/2003: 2,106 thousand euros
Balance as at 31/12/2002: 2,106 thousand euros

The breakdown of the item in question, which shows no change from 31 December 2002, is as follows:

Description	31/12/2003	31/12/2002
1. Extraordinary reserve	28	28
2. Taxed reserve 1983	145	145
3. Gains on assets contributed Law no. 576/1975	1,933	1,933
Total	2,106	2,106

Retained earnings
Balance as at 31/12/2003: 37,756 thousand euros
Balance as at 31/12/2002: 37,520 thousand euros

This item includes retained earnings carried forward from previous years. The amount shown in the balance sheet has increased by 236 thousand euros compared with the figure recorded as at 31 December 2002, owing to the allocation of the remaining part of net income for 2002, as approved by the meeting of shareholders on 29 April 2003, following the distribution to shareholders of part of the income for 2002, which took place in 2003.

Net income
Balance as at 31/12/2003: 29,991 thousand euros
Balance as at 31/12/2002: 22,139 thousand euros

The 2003 operating result shows an income of 29,991 thousand euros.

For completeness of information, it should be noted that the provisions made during the current and previous years in accordance with tax regulations, which reduce the respective credit items, have resulted, net of the theoretical tax effect, in shareholders' equity being reduced by 401 thousand euros and lower net income for the year of 122 thousand euros, as shown below:

Description	Shareholders' equity	Net income
1. Accelerated amortisation	401	122
Total	401	122

Reserve for risks and charges
Balance as at 31/12/2003: 881 thousand euros
Balance as at 31/12/2002: 12,877 thousand euros

This item totals 881 thousand euros compared with 12,877 thousand euros as at 31 December 2002, as shown in the following table:

Description	Net balance as at 31/12/02	Provisions.	Use of reserve	Net balance as at 31/12/03
Reserve for risks and charges:				
Reserve for taxes	1,057	10	186	881
Other:				
• fund to cover subsidiary losses	11,820	–	11,820	–
Total	12,877	10	12,006	881

Reserve for taxes:
The reserve for taxes (881 thousand euros) is allocated as a precaution in the light of the notices for assessment, for which disputes are ongoing with the Tax Authorities, in relation to the adjustment of the income tax returns for 1988, 1989 and 1990 (872 thousand euros) as well as accrued interest. The increase of 10 thousand euros relates to interest accrued in the 2003 financial year.
In particular, is pointed out that:

- in relation to the year 1988, the Provincial Tax Commission of Rome has accepted the appeal submitted and it is currently pending before the Regional Commission;
- in relation to the year 1989, the Provincial Tax Commission of Rome has partly accepted the appeal submitted and it is currently pending before the Regional Commission;
- in relation to the year 1990, the Regional Commission, in January 2003, accepted the company's interlocutory appeal, totally rejected the judgment contested and declared that the notice of assessment was null and void.

The use of the reserve (186 thousand euros) relates to the payment made in settlement of a record of dispute issued by the Tax Police for the years 1999, 2000 and 2001, making use of the rights laid down in Article 15, paragraph 5 of Law 289/2002.

Reserve to cover subsidiary losses:
As at 31 December 2003, this had a zero balance. At the end of last year, however, a provision of 11,820 thousand euros was made to cover the operating losses suffered by Bulgari Netherlands B.V., such amount being used in the 2003 financial year as previously specified in the comments on the item "Investments in subsidiaries".

Reserve for employee severance pay
Balance as at 31/12/2003: 3,483 thousand euros
Balance as at 31/12/2002: 2,643 thousand euros

This reserve, set up pursuant to Article 2120 of the Civil Code, is calculated in accordance with Law 482/85. Changes during the period are as follows:

Description	31/12/02	Increases	Payments made	31/12/03
ESP	3,027	986	(140)	3,873
Advanced on ESP	(384)	(27)	21	(390)
Net ESP	2,643	959	(119)	3,483

The increases principally relate to the amount accrued in the year (781 thousand euros) and, as regards the rest of the increases, to direct transfers of personnel coming from other subsidiaries for the amounts accrued until the transfer date.

Payables

Bonds
Balance as at 31/12/2003: zero
Balance as at 31/12/2002: 100,000 thousand euros

Bonds falling due within one year:
As at 31 December 2003, this item has a zero balance as a result of the repayment on 5 December 2003 of the bond with a nominal value of 100,000 thousand euro, which had been issued on 5 December 2000 at the issue price of 99.682% of the nominal value. The issue premium and the incidental costs incurred in the placing of the bond were divided and charged to the income statement on the basis on the term of the loan.

Bank overdraft and borrowings
Balance as at 31/12/2003: 12,493 thousand euros
Balance as at 31/12/2002: 1,037 thousand euros

Bank overdraft and borrowings is broken down as follows:

Description	Due within 1 year	Due between 1 and 5 years	Due after 5 years	Total 31/12/2003	Total 31/12/2002
Overdrawn current accounts and unsecured loans	3	11,877	–	11,880	15
Secured loans	409	204	–	613	1,022
Total	412	12,081	–	12,493	1,037

This item, which totals 12,493 thousand euros, increased by 11,456 thousand euros on its value recorded as at 31 December 2002.
Unsecured loans, to which this increase is attributable, amount to 11,880 thousand euros and essentially relate to a loan for 15,000 thousand US dollars granted by Unicredit Banca. The rate applied to the loan is 1.53% variable per annum and the maturity is set at 24 July 2006. These funds were used by Bulgari Global Operations S.A. for its own financial requirements.
Secured loans (613 thousand euros) relate to a loan, granted by Simest S.p.A., in relation to a commercial penetration programme aimed at the emerging Asian markets, which is paid out in several tranches, repayable half-yearly and secured by bank guarantee. The preferential rate applied to the loan is an annual effective rate of 2.46% and the final maturity of this loan is set at 27 May 2005.

Trade payables
Balance as at 31/12/2003: 5,226 thousand euros
Balance as at 31/12/2002: 5,901 thousand euros

Trade payables amount to 5,226 thousand euros as at 31 December 2003 compared with 5,901 thousand euros as at 31 December 2002. This includes commercial payables including payables for invoices to be received corresponding to the year.

Payable to subsidiaries
Balance as at 31/12/2003: 10,413 thousand euros
Balance as at 31/12/2002: 10,762 thousand euros

The breakdown of "payable to subsidiaries" is given below:

Description	31/12/03	31/12/02
Sundry payables	8,059	10,382
Trade payables	2,354	380
Total	10,413	10,762

Amounts payable to subsidiaries, as at 31 December 2002, total 10,413 thousand euros, showing a year-on-year decrease of 349 thousand euros.
The item "*Sundry payables*", which totals 8,059 thousand euros (10,382 thousand euros as at 31 December 2002), consists mainly (7,422 thousand euros) of VAT receivables transferred from Italian subsidiaries for the purposes of the Group's VAT payment, not yet refunded by the Tax Authorities. This amount has its contra-entry in the item "Other receivables" under the assets section of the balance sheet. Compared with last year, there was a decrease of 2,323 thousand euros due principally to the payment of VAT, for the year 1997, in an amount of 2,710 thousand euros, which was partly offset by a greater exposure of debts to Bulgari Gioielli S.p.A. (346 thousand euros) in relation to a borrowing transaction associated with the supply of gold.
Trade payables to subsidiaries amount to 2,354 thousand euros (380 thousand euros as at 31 December 2002) and principally relate to amounts payable to Bulgari Jewels S.A..
The increase of 1,974 thousand euros is in fact due to the purchase by Bulgari Jewels S.A. of products for the aforementioned Bvlgari Museum.
This item also includes payables to subsidiaries for invoices to be received corresponding to the 2003 financial year.

Payable to associated companies
Balance as at 31/12/2003: 30 thousand euros
Balance as at 31/12/2002: zero

As at 31 December 2003, this item has a balance of 30 thousand euros and includes the financial payable to Crova S.p.A. arising from centralised treasury management.

Taxes payables
Balance as at 31/12/2003: 684 thousand euros
Balance as at 31/12/2002: 796 thousand euros

This item, which totals 684 thousand euros, (796 thousand euros last year) includes amounts payable all falling due within one year.

Its composition is as follows:

Description	31/12/03	31/12/02
Amounts payable for:		
Local income tax (IRAP)	–	76
Personal income tax withheld at source	477	462
Other payables	207	258
Total	684	796

As already specified in the comments on "Other receivables", as at 31 December 2003, a local income tax (IRAP) claim for 65 thousand euros was lodged with the Tax Authorities owing to the greater amount of advance payments made (1,513 thousand euros) compared with the tax owed for 2003 (1,447 thousand euros). As at 31 December 2002, the amount payable in respect of local income tax (IRAP) was 76 thousand euros.

The amount payable in respect of personal income tax withheld at source (IRPEF), which totals 477 thousand euros, relates to withholdings made in December 2003 on wages and salaries paid to self-employed persons and freelance workers. These were paid in January 2004.
"Other payables", which totals 207 thousand euros, includes the staggered amount set aside in order to take advantage of the tax amnesty for previous years as specified in Article 8 of Law 289 of 27 December 2002.

Payable to social security institutions
Balance as at 31/12/2003: 707 thousand euros
Balance as at 31/12/2002: 620 thousand euros

Amounts payable to social security institutions totalled 707 thousand euros, all falling due within one year. This item refers to amounts payable to these institutions for contributions by both the Company and its permanent employees and workers, due on wages and salaries earned in December 2003 and paid in January 2004.

Other payables
Balance as at 31/12/2003: 3,831 thousand euros
Balance as at 31/12/2002: 3,079 thousand euros

This item, which also shows payables all falling due within one year, amounts to 3,831 thousand euros, representing a year-on-year increase of 752 thousand euros. As shown in the following table, the increase recorded is chiefly the result of increased wages and salaries due to employees and of increased fees to be paid to directors. The item is broken down as follows:

Description	31/12/03	31/12/02
Wages and salaries due to employees	2,017	1,556
Amounts payable to directors	1,045	648
Charges on salaries to be paid	542	404
Payables to shareholders for dividends	184	142
Other payables	43	329
Total	3,831	3,079

Wages and salaries due to employees total 2,017 thousand euros (1,556 thousand euros as at 31 December 2002), an increase of 461 thousand euros. These relate to deferred wages and salaries and include the provisions made for holidays accrued but not taken, fourteenth month payment, incentive bonuses and the respective proportion of employee severance pay calculated on these wages and salaries due to employees.
Amounts payable to directors total 1,045 thousand euros (648 thousand euros as at 31 December 2002), an increase of 397 thousand euros, and relate to fees to be paid to Directors and Auditors for the year 2003.
Charges on salaries to be paid total 542 thousand euros as at 31 December 2003 (404 thousand euros as at 31 December 2002) and refer to the amount of social security charges payable by the company, calculated on deferred wages and salaries.
Payables to shareholders for dividends total 184 thousand euros and refer to dividends approved but not yet paid to shareholders.
Other debts total 43 thousand euros, down by 286 thousand euros on last year.

Accrued liabilities and deferred income

Accrued liabilities and deferred income
Balance as at 31/12/2003: 93 thousand euros
Balance as at 31/12/2002: 576 thousand euros

Accrued liabilities and deferred income have a balance, as at 31 December 2003, of 93 thousand euros compared with 576 thousand euros last year.
As shown in the table below, the item substantially relates to interest expense on the aforementioned loan of 15,000 thousand US dollars.
At the end of last year, the balance of accrued liabilities was 576 thousand euros due to the aforementioned bond.

Description	31/12/03	31/12/02
Accrued liabilities:		
• interest on the bond	-	260
• premiums payable on hedging transactions relating to the bond	-	312
• interest on loan	83	-
• other	4	4
Total accrued liabilities	87	576
Deferred income	6	-
Total	93	576

At the close of the year, no payables due over five years were posted.

Contingent liabilities
Balance as at 31/12/2003: 78,459 thousand euros
Balance as at 31/12/2002: 142,278 thousand euros

This item includes guarantees issued for bank loans and other bonds, as well as commitments assumed by the Company vis-à-vis third parties. This item recorded an overall year-on-year decrease of 63,819 thousand euro, following a substantial review of the credit lines granted by Credit Institutions to subsidiaries, which led to a drop in the amount of Guarantees issued and fewer commitments assumed in relation to forward hedging transactions and factoring transactions.
The item "Guarantees issued" refers precisely to guarantees issued to Credit Institutions in relation to credit lines granted to subsidiaries. These decreased by 43,121 thousand euros on a year-on-year basis.
"Lease payments due", which total 5,375 thousand euros, include lease payments for the Company's General Management and Administrative offices and long-term lease payments on company cars.
Guarantees received, which total 12,047 thousand euros, principally relate to bank guarantees issued in favour of the Tax Authorities in relation to VAT refunds or amounts offset in the annual tax return (5,311 thousand euros), to a bank guarantee issued in favour of Bulgari Hotel Milan Leasing Company S.r.l. to guarantee 50% of the costs incurred in purchasing furniture and furnishings generally intended for the Milan hotel that will open shortly (3,141 thousand euros), to guarantees issued in Bulgari S.p.A.'s favour by subsidiaries (2,487 thousand euros) and to a guarantee issued by Credit Institutions in favour of the Company in relation to the aforementioned loan granted by Simest S.p.A. (818 thousand euros).
The item "Other", which shows a year-on-year fall of 24,887 thousand euros, consists of commitments for forward transactions (142 thousand euros) in relation to contracts signed with various Credit Institutions for forward sale transactions designed to hedge against foreign exchange risks on financial and trade receivables.

The following table shows a breakdown of the item and a comparison with last year:

Description	31/12/03	31/12/02
GUARANTEES ISSUED:		
• guarantees to subsidiaries	60,895	104,016
LEASE PAYMENTS DUE	5,375	6,185
GUARANTEES RECEIVED:		
• guarantees from third parties	9,560	7,048
• guarantees from associated companies	2,487	-
TOTAL GUARANTEES RECEIVED	12,047	7,048
OTHER:		
• factoring	-	3,451
• other commitments	142	21,578
TOTAL OTHER	142	25,029
TOTAL CONTINGENT LIABILITIES	78,459	142,278

A breakdown of lease payments due by year is given below:

2004	Euro	1,467	thousand
2005	Euro	1,290	thousand
2006	Euro	1,158	thousand
2007	Euro	1,083	thousand
2008	Euro	377	thousand
Total	Euro	5,375	thousand

Information on the income statement

Revenues

Revenues from sales and services
Amount for 2003 financial year: 45,858 thousand euros
Amount for 2002 financial year: 47,265 thousand euros

Revenues from sales and services for 2003 total 45,858 thousand euros compared with 47,265 thousand euros as at 31 December 2002. These are broken down as follows:

Description	2003	2002
Revenues for use of trademark:		
Royalties from Group companies	38,079	39,853
Royalties from third-party companies	6,122	6,198
Total revenues for use of trademark	44,201	46,051
Revenues from services:		
Services provided to Group companies	1,657	1,214
Total revenues from royalties and services	45,858	47,265

Revenues for use of the trademark total 44,201 thousand euros, a decrease of 1,850 thousand euros on 2002 (-4% approximately). This difference is substantially due to the strengthening of the euro against major foreign currencies and, in particular, against the US dollar and the Japanese yen. In fact, with equal exchange rates, a year-on-year increase in revenues of approximately 4% would have been recorded, thereby confirming an increase in the sales volumes recorded by the licensee companies.
Revenues earned from royalties paid by Group companies totalled 38,079 thousand euro, down by 1,774 thousand euro on the 2002 financial year.
Revenues earned from royalties from third party companies, including revenues received by Luxottica S.p.A. and by Rosenthal Italia, totalled 6,122 thousand euros, down by 76 thousand euros on last year.

Services provided to Group companies in the year 2003, which are governed by specific contracts, generated revenues of 1,657 thousand euros compared with 1,214 thousand euros in the previous year. This item includes legal, fiscal, financial, personnel management and administrative and accounting services. The year-on-year increase of 443 thousand euros is principally due to the process of reorganising administrative and accounting activities performed, as from August 2003, by the parent company on behalf of Italian subsidiaries.

A breakdown of revenues from sales and services according to geographical area has already been presented in the Performance Report to which reference should be made.

Other revenues and income
Amount for 2003 financial year: 7,693 thousand euros
Amount for 2002 financial year: 7,302 thousand euros

"*Other income and revenues*" totals 7,693 thousand euros, a year-on-year increase of 391 thousand euros. This item principally includes operating revenues from Group companies as well as extraordinary income and other revenues.
Operating revenues from Group companies, which total 7,169 thousand euros (6,361 thousand euros in 2002), relate to the recovery of costs for commercial, technical, marketing and IT advice (3,004 thousand euros), recovery for the use of application software and the related development and implementation costs (3,778

thousand euros) and revenues from agreements for the subleasing of offices on Lungotevere Marzio in Rome, signed with Bulgari Gioielli S.p.A. and Bulgari Parfums Italia S.p.A. (387 thousand euros). These agreements with Group companies are governed by specific contracts between the parties.
Other revenues (325 thousand euros) principally relate to the recovery of advertising costs from third party licensees. Extraordinary income, however, principally relates to the fact that no provision for costs was made at the end of last year.
The following table shows a breakdown of this item:

Description	2003	2002
Recovery of operating costs from group companies	7,169	6,361
Other revenues	325	405
Extraordinary income	199	536
Total sundry revenues and income	7,693	7,302

Production costs

Services costs

Amount for 2003 financial year: 12,445 thousand euros
Amount for 2002 financial year: 13,344 thousand euros

Services costs as at 31 December 2003 total 12,445 thousand euros as compared with 13,344 thousand euros in 2002. Just as in 2002, a careful cost containment policy was introduced in 2003 aimed at seeking economies of scale and greater organisational efficiency. A further year-on-year decrease of 899 thousand euro was thus recorded. This item is broken down as follows:

Description	2003	2002
Advertising and promotion costs	2,406	3,300
External technical, organisational, legal, tax, and administrative consultancy services	2,507	2,842
Fees paid to directors and statutory auditors	2,812	2,468
Services for employees and administrative bodies	1,859	1,888
Costs of protection and registration of trademarks and designs	639	802
Maintenance charges and maintenance and repair costs	821	693
Energy, telephone and communications costs	457	390
Intra-group services	491	446
Business expenses	66	64
Security services	92	85
Insurance	124	172
Other services	171	194
Total	12,445	13,344

The most significant items are:
• advertising and promotion costs (2,406 thousand euros, compared with 3,300 thousand euros last year), which show a decrease of 894 thousand euros as a result of more limited activities carried out during the year. These consist mainly of costs incurred in the sponsorship of international events and exhibitions, promotion of the BVLGARI brand name through national and international cinematographic productions and the purchase of advertising spaces in international magazines and on the Internet;
• external services costs (2,507 thousand euros), which show a year-on-year decrease of 335 thousand euros. External services costs essentially relate to tax, legal, technical, commercial and administrative consultancy and

costs for IT consultancy. These also include consultancy costs for organisation and development and for training, selecting and recruiting personnel;

- fees paid to Directors and Statutory Auditors (2,812 thousand euros, compared with 2,468 thousand euros in 2002), which include fees of 2,735 thousand euros, net of social security charges, paid to Directors and 77 thousand euros paid to the Statutory Auditors.
- costs of services for employees and administrative bodies (1,859 thousand euros, compared with 1,888 thousand euros in 2002), which decreased by 29 thousand euros. These include the costs and reimbursement of travel and business expenses for employees and members of the Board of Directors;
- the costs for the protection and registration of trademarks and designs, (639 thousand euros, compared with 802 thousand euros last year), which decreased by 163 thousand euros.
- maintenance charges and maintenance and repair costs (821 thousand euros), which are up by 128 thousand euros on last year. This item includes the maintenance charges relating to the integrated application software the cost of which was almost entirely recovered, as provided for in specific contracts, from the Group's various companies.

Rental and lease payments
Amount for 2003 financial year: 2,731 thousand euros
Amount for 2002 financial year: 2,460 thousand euros

Rental and lease payments total 2,731 thousand euros, an increase of 271 thousand euros from 31 December 2002.
This item includes:

- lease charges on the premises used as the registered office and the General Management and Administrative offices and incidental costs totalling 1,391 thousand euros (1,271 thousand euros in 2002);
- lease charges on company cars and office equipment totalling 415 thousand euros (359 thousand in 2002);
- hire charges on hardware and software totalling 925 thousand euros (830 thousand euros in 2002) of which 888 thousand euros relate to computers to which the increase recorded is principally attributable.

This item is stated gross of the recoveries made as a result of the agreements for the subleasing of office buildings drawn up with Bulgari Gioielli S.p.A. and Bulgari Parfums Italia S.p.A. and classified, as mentioned previously, under "other revenues and income".

Personnel costs
Amount for 2003 financial year: 14,713 thousand euros
Amount for 2002 financial year: 12,712 thousand euros

A detailed breakdown for each individual item of these costs has already been given in the income statement to which reference should be made.
Personnel costs total 14,713 thousand euros, an overall increase of 2,001 thousand euros compared with 31 December 2002, equivalent to approximately 16%. The increase is partly due to the increase in the average number of employees, which rose from 184 in 2002 to 202 in 2003 (+10% approximately), and partly to an increase in wages and salaries paid and incentive bonuses to be paid. As specified previously, in August 2003, the process of reorganising the Italian subsidiaries' administrative and accounting activities was finalised with these activities being centralised at the parent company. This process strengthened the company's administrative structure with a resulting increase in personnel costs.
On 31 December 2003, the number of employees was 216 compared with 188 on 31 December 2002.

A breakdown by category of changes in the number of employees during the year is shown below:

	Situation as at 31/12/2002	Joined	Left	Changed category	Situation as at 31/12/2003	Average for 2003	Average for 2002
Senior managers	26	2	(1)		27	26	25
Managers	21	3	(1)	6	29	25	19
Staff	124	33	(8)	(6)	143	134	124
Manual workers	17	3	(3)		17	17	16
Total	188	41	(13)		216	202	184

Amortisation, depreciation and write-downs
Amount for 2003 financial year: 6,407 thousand euros
Amount for 2002 financial year: 4,344 thousand euros

This item has a balance of 6,407 thousand euros, showing a year-on-year increase of 2,063 thousand euros.
Amortisation/depreciation totalled 5,862 thousand euros (4,344 thousand euros as at 31 December 2002) thus recording an increase of 1,518 thousand euros, due principally to the rate of depreciation for industrial patents and intellectual property rights, which as at 31 December 2003, totalled 3,916 compared with 2,751 in 2002. In 2003, as in the previous year, a sum totalling 362 thousand euros (310 thousand euros in 2002) was set aside in relation to accelerated depreciation on electronic equipment and computers.
During 2003, write-downs on intangible assets totalled 545 thousand euros.
A breakdown of the subitems involved has already been given in the income statement and in the tables showing movements in long-term assets to which reference should be made for further details.

Provisions for risks
Amount for 2003 financial year: 10 thousand euros
Amount for 2002 financial year: 195 thousand euros

This item totals 10 thousand euros (195 thousand euros as at 31 December 2002) and relates to period interest on the notices of assessment for the years 1988, 1989 and 1990.

Sundry operating expenses
Amount for 2003 financial year: 935 thousand euros
Amount for 2002 financial year: 833 thousand euros

Sundry operating expenses total 935 thousand euros, an increase of 102 thousand euros on the year ended 31 December 2002.
This item mainly consists of costs for miscellaneous consumables (168 thousand euros), extraordinary losses (155 thousand euros), postage and shipping charges (113 thousand euros), commissions and fees paid to Monte Titoli depositaries (110 thousand euros) and stock exchange listing fees owed to the Italian Stock Exchange Council (57 thousand euros). This item also includes the costs of stationery, books and publications, costs incurred in managing company cars, as well as other expenses such as taxes, stamp duties, local taxes, and all other costs associated with the running of the company.

Financial income and expenses
Amount for 2003 financial year: 39,075 thousand euros
Amount for 2002 financial year: 34,617 thousand euros

The balance recorded as at 31 December 2003, which represents the difference between financial income and financial expenses, totals 39,075 thousand euros, a year-on-year increase of 4,458 thousand euros. This increase is mainly due to the larger dividends received in 2003 as compared with the 2002 financial year.

The significant values relating to gains and losses on foreign exchange shown in the tables below are substantially related to the financial activity of hedging against exchange risks.

Financial income
Amount for 2003 financial year: 52,511 thousand euros
Amount for 2002 financial year: 45,631 thousand euros

Financial income in the 2003 financial year totals 52,511 thousand euros compared with 45,631 thousand euros last year.

The following table shows a breakdown of this item:

Description	2003	2002
Dividends	37,000	30,000
Other financial income:		
• interest from subsidiaries	6,297	8,840
• gains on foreign exchange	6,306	2,818
• premiums earned and interest on bank deposits	2,875	3,973
• securities classified as current assets	33	-
Total other financial income	15,511	15,631
Total Financial Income	52,511	45,631

Dividends collected in the year by Bulgari International Corporation N.V. totalled 37,000 thousand euros compared with 30,000 thousand euros received in 2002 by the same company. These dividends were partly reinvested within the Group in capitalisation transactions.
Other financial income (15,511 thousand euros) fell by 120 thousand euros on a year-on-year basis and principally consists of:
interest from subsidiaries (6,297 thousand euros, compared with 8,840 thousand euros in 2002) receivable principally from Bulgari Italia S.p.A. (3,159 thousand euros), from Bulgari Global Operations S.A. (996 thousand euros) and from Bulgari International Corporation B.V. (792 thousand euros). The year-on-year decrease is substantially due to a substantial cut in lending rates on loans and on intra-company current accounts compared with last year and to a reduction in the annual average liquidity recorded in 2003 compared with 2002;
gains on foreign exchange, which total 6,306 thousand euros compared with 2,818 thousand euros last year. This item, analysed net of the losses on foreign exchange which are illustrated below, shows a positive net value of 10 thousand euros as compared with a positive net difference on foreign exchange of 609 thousand euros recorded in the 2002 financial year;
premiums earned and interest on bank deposits, which total 2,875 thousand euros compared with 3,973 thousand euros in 2002. This subitem also includes 2,265 thousand euros corresponding to premiums receivable on hedging transactions in relation to the interest rate on the bond;
income from securities classified as current assets corresponds to gains made on the sale of treasury stocks made during the year.

Interest and other financial expenses
Amount for 2003 financial year: 13,436 thousand euros
Amount for 2002 financial year: 11,014 thousand euros

Interest and financial expenses total 13,436 thousand euros, a year-on-year decrease of 2,422 thousand euros.

This increase is substantially due to greater losses on foreign exchange recorded in the year (4,087 thousand euros), partly offset by lower charges on bonds (1,667 thousand euros).
A breakdown of this item is given in the following table.

Description	2003	2002
Interessi ed altri oneri finanziari:		
Interest and other financial expenses:		
Interest from subsidiaries	1	133
Interest payable to banks:		
• interest and premiums for short-term loans	191	87
• interest payable for medium/long-term loans	103	32
Total interest payable to banks	294	119
Charges on bonds	6,750	8,417
Financial expenses to others:		
• losses on foreign exchange	6,296	2,209
• sundry financial expenses	95	136
Total financial expenses to others	6,391	2,345
Total interest and financial expenses	13,436	11,014

Adjustments to the value of financial assets

A breakdown of this item is given in the following table:

Description	2003	2002
Revaluations of securities classified as current assets but not long-term assets	822	-
Payments to cover losses	(23,935)	(18,000)
Provisions to Reserve to cover subsidiaries' losses	-	(11,073)
Write-downs of securities classified as current assets but not long-term assets	-	(1,135)
Total adjustments to the value of financial assets	(23,113)	(30,208)

Revaluations of securities classified as current assets but not long-term assets
Amount for 2003 financial year: 822 thousand euros
Amount for 2002 financial year: zero

As at 31 December 2003, this item totals 822 thousand euros and relates to the revaluation of treasury stock holdings at the close of the 2003 financial year, as described previously.

Write-downs of investments
Amount for 2003 financial year: 23,935 thousand euros
Amount for 2002 financial year: 29,073 thousand euros

This item totals 23,935 thousand euros (29,073 thousand euros in 2002) and relates entirely to Bulgari Netherlands B.V. as a result of the losses the company suffered in 2003, which were considered to be permanent and therefore not recoverable.
The loss posted by Bulgari Netherlands B.V., as at 31 December 2003, was mainly caused by the negative result recorded by its subsidiaries, in particular, Bulgari Corporation of America Inc., as discussed in the Performance Report.

Write-downs of securities classified as current assets but not long-term assets
Amount for 2003 financial year: zero
Amount for 2002 financial year: 1,135 thousand euros

There were no write-downs of securities classified as current assets as at 31 December 2003 compared with a balance of 1,135 thousand euros in 2002 arising from the valuation of treasury stock holdings present at the end of last year.

Extraordinary income and expenses

Extraordinary expenses
Amount for 2003 financial year: 834 thousand euros
Amount for 2002 financial year: 1,421 thousand euros

At the end of 2003, extraordinary expenses totalled 834 thousand euros (1,421 thousand euros in 2002) and principally relate to non-deductible taxes paid abroad, which are definite and non-recoverable, on income from royalties.

Income taxes

Income taxes for the year
Amount for 2003 financial year: 1,447 thousand euros
Amount for 2002 financial year: 1,528 thousand euros

The balance of 1,447 thousand euros relates entirely to the local income tax (IRAP) levied at the end of the 2003 financial year insofar as the company, principally as a result of the tax-exemption of the dividends received by foreign subsidiaries residing in the EU, does not have any taxable income for corporate income tax (IRPEG) purposes. The balance of 1,528 thousand euros recorded as at 31 December 2002 also related entirely to the provision for local income tax (IRAP) purposes.

Bulgari S.p.A.
Chairman of the Board of Directors
Paolo Bulgari

Bulgari S.p.A.

Table 1
Fees paid to Directors and Auditors (*)

Person	Description of post		Fees		
Name and Surname	Position occupied	Term of office	Fees for the position	Bonus and other incentives	Other fees (cf. note1)
Paolo Bulgari	Chairman Bulgari S.p.A.	2001-2003	181		52 [a]
Nicola Bulgari	Vice Chairman Bulgari S.p.A.	2001-2003	103		52 [a]
Francesco Trapani	Chief Executive Office Bulgari S.p.A.	2001-2003	2,027	Cf. table 2	81 [a]
Giuseppe Ansaldo	Director Bulgari S.p.A.	2001-2003	25		
Giulio Figarolo Di Gropello	Director Bulgari S.p.A.	2001-2003	25		
Francesco Ago	Director Bulgari S.p.A.	2001-2003	25		
Roberto Zanchi	Director Bulgari S.p.A.	2001-2003	25		
Paolo Resta	Chairman of Statutory Auditors Bulgari S.p.A.	2002-2004	33		23 [b]
Maurizio De Magistris	Statutory Auditors Bulgari S.p.A.	2002-2004	22		17 [b]
Stefania Libori	Statutory Auditors Bulgari S.p.A.	2002-2004	22		11 [b]

(*) The amounts shown in the table relate to the fees actually received in the year (cash basis) and tally with the accrual basis except for the fees for the Chief Executive Officer which, for the year, totalled 2,307 thousand euros.
(1) Other fees paid for the position occupied such as
[a]: Director of other Companies forming part of the Bulgari Group
[b]: Chairman of the Statutory Auditors or Statutory Auditors of other Companies forming part of the Bulgari Group

Table 2
Stock-option assigned to the Chief Executive Officer

	Allotment rights or shares assigned during the year			Allotment of shares or exercise of option during the year	
	Call or subscription options			Call or subscription options	
	Number of shares that can be bought or subscribed	Exercise price per share (Euro)	Exercise period	Number of shares bought or subscribed	Exercise price (Euro)
Trapani Francesco	300,000	4.35	from July. 03 to June 08	–	–
	600,000	4.35	from July. 04 to June 09		
	300,000	4.35	from July. 05 to June 10		
Total	1,200,000			–	–

Bulgari S.p.A.

List of direct investments in subsidiaries and associated as at 31 december 2003 (Figures given in thousands of euros)

Table 6

	Authorised capital	Value at 31/12/2002	Increase	Decrease	Value at 31/12/2003	Percentage owned	Sharehlds equity 31/12/2003	Net income	Corresp. share eqty	Book value	Difference (B) - (A) if positive
Subsidiaries									**(A)**	**(B)**	**(B - A)**
Bulgari Italia S.p.A. Via dei Condotti, 10 - Rome	12,000	9,520	13,000	-	22,520	100%	20,476	(2,312)	20,476	22,520	2,044
Bulgari Gioielli S.p.A. Lungotevere Marzio, 11 - Rome	2,580	2,593	-	-	2,593	100%	13,621	835	13,621	2,593	
Bulgari Parfums Italia S.p.A, Lungotevere Marzio, 11 - Rome	1,020	1,035	-	-	1,035	100%	1,056	(52)	1,056	1,035	
Bulgari Retails U.S.A. S.r.l. Lungotevere Marzio, 11- Rome	50	-	50	-	50	100%	46	(4)	46	50	4
Bulgari Intern. Corp. N. V. WTC Strawinskylaan 1131 Amsterdam (Netherlands)	18,301	46,610	-	-	46,610	100%	82,428	43,584	82,428	46,610	
Bulgari Netherlands B.V. WTC Strawinskylaan 1131 Amsterdam (Netherlands)	9,915	-	36,790	(35,755)	1,035	100%	1,035	(21,425)	1,035	1,035	
Bulgari (Luxembourg) S.A. 18, Av. de la Porte - Neuve - Luxembourg (Luxembourg)	100	717	601	-	1,318	99.99%	1,280	(12)	1,280	1,318	38
Bulgari Milan Hotel Leasing Company S.r.l. Via XX Settembre 1 - Roma	10	33	29	-	62	3.25%	1.319	(517)	43	62	19
Bulgari Portugal Acess.de luxo Lda Funchal - Rua Arriaga 30 Madeira (Portogallo)	53	53	-	-	53	100%	3	(6)	3	53	50
Total subsidiaries		**60,561**	**50,470**	**(35,755)**	**75,276**						
Associated companies:											
Crova S.p.A. Valenza Po (Alessandra)	2,700	-	7,885	-	7,885	50%	3,469	1,526	1,735	7,885	6,151
Total		**60,561**	**58,355**	**(35,755)**	**83,161**						

Bulgari S.p.A.

Statement of changes occuring in the items of the Shareholder's equity as at 31 December 2003 and as 31 December 2002
(Figures given in thousands of euros)
table 7

	Author. capital	Share premium. reserve	Legal reserve	Treasury stocks reserve	Extraordinary reserve.	Taxed reserve	Gains on assets. contributed	Income from previous year	Net income	Total
Balances as at 31 December 2001	**20,715**	**112,765**	**5,762**	**–**	**28**	**145**	**1,933**	**20,131**	**35,736**	**197,215**
Allocation of net income for 2001 to:										
• Dividend									(18,347)	(18,347)
• Retained earnings								17.389	(17.389)	
Capital increase for exercising stock options	5	175								180
Allocation to treasury stocks reserve of the value of shares at the end of the period		(2,623)		2,623						
Net income									22,139	22,139
Balances as at 31 December 2002	**20,720**	**110,317**	**5,762**	**2,623**	**28**	**145**	**1,933**	**37,520**	**22,139**	**201,187**
Retained earnings										
• Dividend									(21,904)	(21,904)
• Retained earnings								235	(235)	
Capital increase for exercise stock options	21	1,111								1,132
Allocation to Treasury stocks reserve of the value of shares at the end of the period		(99)		99						
Net income									29,991	29,991
Balances as at 31 December 2003	**20,741**	**111,329**	**5,762**	**2,722**	**28**	**145**	**1,933**	**37,755**	**29,991**	**210,406**

Bulgari S.p.A.

Summary of the key figures of companies directly owned and associated companies
Table 8

Bulgari Italia S.p.A.
Registered office: Rome
Authorised capital: Euro 12,000,000

key figures in thousands of euros:	31.12.03	31.12.02
Revenues from sales and services	81,678	84,556
Labour cost	7,771	8,068
Amortisation/Depreciation	1,939	2,084
Net financial income (expenses)	(2,853)	(4,637)
Net income (loss)	(2,312)	268
Investments in long-term assets	910	451
Intangible assets	568	669
Tangible assets	11,596	12,523
Net cash (indebtedness)	(58,524)	(92,543)
Shareholders' equity	20,477	9,788

Bulgari Gioielli S.p.A.
Registered office: Rome
Authorised capital: Euro 2,580,000

key figures in thousands of euros:	31.12.03	31.12.02
Revenues from sales and services	51,266	43,475
Labour cost	5,666	5,390
Amortisation/Depreciation	481	596
Net financial income (expenses)	(617)	(674)
Net income (loss)	1,169	582
Investments in long-term assets	241	321
Intangible assets	203	138
Tangible assets	1,028	1,382
Net cash (indebtedness)	(10,523)	(16,626)
Shareholders' equity	13,955	12,842

Bulgari Parfums Italia S.p.A.
Registered office: Rome
Authorised capital: Euro 1,020,000

key figures in thousands of euros:	31.12.03	31.12.02
Revenues from sales and services	18,935	17,046
Labour cost	1,597	1,418
Amortisation/Depreciation	127	190
Net financial income (expenses)	(102)	(199)
Net income (loss)	52	59
Investments in long-term assets	73	275
Intangible assets	193	235
Tangible assets	107	137
Net cash (indebtedness)	(5,533)	(2,455)
Shareholders' equity	1,056	1,171

Bulgari International Corp. (BIC) N.V.
Registered office: Amsterdam
Authorised capital: Euro 18,332,720

key figures in thousands of euros:	31.12.03	31.12.02
Dividends	54,474	46,794
Other general and administrative costs	490	673
Net financial income (expenses)	54	(432)
Net income (loss)	45,584	46,089
Investments in long-term assets	24,896	13,329
Financial investments	95,220	79,341
Other long-term investments	21,031	12,014
Revaluations (write-downs) of investments	(10,572)	(2,312)
Net cash (indebtedness)	(23,920)	(17,119)
Shareholders' equity	82,427	75,643

Bulgari Portugal Accessorios de Luxo Lda
Registered office: Funchal (Madeira)
Authorised capital: Euro 4,630

key figures in thousands of euros:	31.12.03	31.12.02
Revenues from sales and services	–	–
Services costs	6	5
Amortisation/Depreciation	–	–
Net financial income (expenses)	–	–
Net income (loss)	(6)	(6)
Investments in long-term assets	–	–
Intangible assets	–	–
Tangible assets	–	–
Net cash (indebtedness)	6	10
Shareholders' equity	3	9

Bulgari Netherlands B.V.
Registered office: Amsterdam
Authorised capital: Euro 9,931,388

key figures in thousands of euros:	31.12.03	31.12.02
Dividends	–	–
Adjustments to the value of financial assets	(24,516)	(28,754)
Amortisation/Depreciation	–	–
Net financial income (expenses)	65	41
Net income (loss)	(21,425)	(29,073)
Investments in long-term assets	35,485	18,560
Financial investments	2,915	–
Intangible and tangible assets	17	35
Net cash (indebtedness)	(295)	3,189
Shareholders' equity	1,035	(13,024)

Bulgari (Luxembourg) S.A.
Registered office: Luxembourg
Authorised capital: Euro 100,000

key figures in thousands of euros:	31.12.03	31.12.02
Revenues from sales and services	–	–
Services costs	8	8
Amortisation and other general costs	3	4
Net financial income (expenses)	(1)	(6)
Net income (loss)	(12)	(14)
Investments in long-term assets	604	654
Intangible assets	14	11
Tangible assets	–	–
Net cash (indebtedness)	22	40
Shareholders' equity	1,280	691

Crova S.p.A.
Registered office: Valenza (Alessandria)
Authorised capital: Euro 2,700,000

key figures in thousands of euros:	31.12.03	31.12.02
Revenues from sales and services	34,893	33,653
Labour cost	10,603	9,717
Amortisation/Depreciation	886	907
Net financial income(expenses)	(303)	(612)
Net income (loss)	1,526	(981)
Investments in long-term assets	411	361
Intangible assets	514	695
Tangible assets	3,416	3,719
Net cash (indebtedness)	(3,316)	(6,230)
Shareholders' equity	3,469	1,943

Note:
the figures relating to Bulgari Retail U.S.A. S.r.l. and Bulgari Milan Hotel Leasing Company S.r.l. are not reported as these companies were not yet operational on 31 December 2003

Bulgari S.p.A.

Report of the Statutory Auditors to the Shareholders' meeting on supervisory activity for the period ended on 31/12/2003

To the Shareholders:

During the course of the financial year ended 31 December 2003 we carried out the control activity within our remit, according to the principles governing the conduct of the Statutory Auditors recommended by the National Councils of Chartered Accountants and Auditors, in accordance with current legislation regarding Capital Companies with shares quoted on the regulated markets, and pursuant to statutory provisions.

We therefore participated in the seven meetings held in 2003 by the Board of Directors - a frequency which we consider to be sufficient for their management needs - and received from the Directors, on a quarterly basis, a report on the activity carried out and on the most important economic, asset and financial transactions carried out by the Company and by its Subsidiaries details of which are shown in the Balance Sheets and Report attached thereto.

To this end, we would point out that the Board of Directors has been kept duly informed and up-to-date with regard to the transactions started or concluded by the Directors invested with power of attorney, and that we consider the resolutions adopted and the actions implemented, in accordance with the law and the Memorandum and Articles of Association, to conform to correct management principles, including with respect to the elimination of a potential conflict of interest or [conflict] with the resolutions of the meetings.

With regard to the relationships they have with their subsidiaries and the infragroup operations – which the Directors have described in their Report – we would inform you that again in the year 2003 they were conducted in the context of normal business activity and demonstrated nothing unusual nor anything which might entail a conflict of interest.

In particular, the relationships between BULGARI S.p.A. and the Group Companies involved, on a contractual basis, the licensing of the BULGARI trademark relating to the production and distribution of products, and the provision of administration and accounting services, as well as technical, computer, commercial and financial services.

In particular, with regard to the latter services, the Parent Company has for a number of years carried out, inter alia, a centralised treasury management service, for a special consideration and, as from August 2003, on completion of the restructuring of the departments responsible for the administration and accounting activities of the Subsidiary Companies BULGARI GIOIELLI S.p.A., BULGARI ITALIA S.p.A. and BULGARI PARFUMS ITALIA S.p.A., it provides the services relating to these activities based on specific contracts.

We are not aware of any operations that took place in 2003 or previous financial years which might be considered as untypical and/or unusual, even with related parties.

With regard to the organisational structure of the Company, during the course of the year we assessed, with respect to matters within our remit, the procedures for checking its suitability, as well as the functionality of the recording and control systems.

With this in mind, we would point out that a number of new initiatives for the implementation of the system and department responsible for internal control, identified during the course of 2003 in line with the on-going process to update and adapt them to the increasing structural and dimensional requirements of the Group, and for improved conformity to the rules of Corporate Governance, were developed in the first quarter of 2004, in particular:

• during the course of 2003, the process of mapping company risks was set in motion in anticipation of the formulation, expected to affect the whole of the current financial year, and adoption of an Organisational Model conforming to the provisions of Article 6 of the Law Decree no. 231/2001 and subsequent amendments;

• at the Board meeting of 10 March 2004, the Code of Ethics was adopted and the Internal Control Committee was set up, comprising non-executive and independent Members of the Board in terms of company management and ownership, as well as the Pay Committee, made up solely of non-executive Directors, as clearly demonstrated by the Board of Directors in its Annual Report as at 31 December 2003;

• In addition, the Manager was identified of the company department responsible for the updated activities of "Internal Control" which has a different, separate hierarchy compared to the company department responsible for "Administrative Support and Control".

The current "Internal Control" department, whose tasks are listed in detail in the Annual Report on the Corporate Governance model adopted which the Board of Directors submits to you, reports hierarchically to the Managing Director with regard to the corporate activities overall, and to the Internal Control Committee and Auditors.

We would also confirm that since 1 January 2003, as we stated in the Report on the control activity carried out in the 2002 financial year, the "Code of Conduct of the Members of the Board of Bulgari S.p.A. and the New Procedure for Market Information" has been in force, adopted by the Board of Directors in accordance with the regulations specified by Section 2.6 of the Regulation of the markets organised and managed by Borsa Italiana S.p.A..

With particular reference to the internal control service, we would also inform you that in 2003 we held, as is the custom, regular meetings with the managers of the various departments and with the managers of the audit firm appointed, and that nothing of importance emerged from the information we exchanged.

We can also confirm that we checked that the flows of information from the subsidiary Companies to the Parent Company, made in accordance with the notification requirements specified by the law, take place in a timely and comprehensive manner, according to a structured schedule therefor.

Likewise we checked, again based on information from the Audit Company, the observance of the statutory regulations on the preparation and layout of the Balance Sheets and Consolidated Accounts, and the Annual Report.

For the sake of clarity, we would point out that BULGARI S.p.A., as the Parent Company, has also already set in motion a process of analysis, evaluation and preparation according to the accounting principles known as IAS [International Accounting Standards (or IFRS [International Financial Reporting Standards]), with a view to their compulsory introduction for the preparation of the Balance sheet and Consolidated Accounts with effect from the year commencing 1 January 2005, but which will also affect, for the statutory purposes of comparison, the data for the 2004 balance sheet.

We would therefore inform you that:

• the Statutory Auditors has not received any claims in accordance with Article 2408 of the [Italian] Civil Code nor any filed by third parties;

• the Company has complied in full, where considered applicable to its own organisational structure and as indicated above, with the provisions of the Code of Self-discipline prepared by the Committee for the Corporate Governance of Quoted Companies.

We would point out that, at the Ordinary and Extraordinary Meeting of the Shareholders held on 24 November 2003, the Statutory Auditors established, in accordance with the law, the due powers with regard to the proposal of the Board of Directors:

• to revoke on just ground the assignment to audit and certify the Balance Sheet and Consolidated Accounts of Bulgari S.p.A. and its associate companies, with the exception of Bulgari Italia S.p.A., Bulgari Gioielli S.p.A.

and Bulgari Parfums Italia S.p.A., and for the limited accounting audit of the half-year reports, from Reconta, Ernst & Young for the three-year period 2002-2004 with effect from the start of the activities relating to the audit of the consolidated Balance Sheet as at 31 December 2003;

• to assign to KPMG S.p.A. the task of auditing and certifying the Balance Sheet and Consolidated Accounts of Bulgari S.p.A. and its associate companies, with the exception of Bulgari Italia S.p.A., Bulgari Gioielli S.p.A. and Bulgari Parfums Italia S.p.A., for the three-year period 2003-2005 and for the limited accounting audit of the half-year reports.

We would also point out that the Company currently responsible for the accounting audit carried out, in 2003, in favour of BULGARI S.p.A., consultancy work for the development of the consolidation system in the context of the integrated software platform adopted worldwide by the companies of the BULGARI Group and that this work has been entrusted for 2004 to another Company outside KPMG S.p.A. as well as the *KPMG* network at national and international level.

We would also inform you that, during the course of 2003, the following tasks were carried out by the *KPMG* network, directly requested:

• by *Bulgari Japan Ltd.*, for tax assistance and consultancy, both for periodic work and for work of a non-recurrent nature;

• by *Bulgari Corporation of America Inc.*, for tax assistance and consultancy for periodic work.

Since the commissions predate the assignment of the accounting audit task, we would point out that an in-depth knowledge thereof and an assessment of the corresponding costs on the part of the Statutory Auditors, in accordance with Consob [Commissione Nazionale per le Società e la Borsa (the Italian securities markets regulator)] recommendations and measures on the subject, was, by necessity calculated retrospectively, and did not, moreover, reveal anything of significance.

Based on the information provided by BULGARI S.p.A. and checked by KPMG S.p.A., we can finally confirm that there were no other assignments entrusted to KPMG and/or to other parties linked to the latter by continuing relationships, in the same period of reference.

We can definitively confirm that, in response to the investigations and examinations carried out in the areas to which we devoted our attention, carried out at seven meetings of the Board which were held in 2003, no omissions, censurable facts or irregularities came to light, nor notably, did significant events emerge that would require notification to be made to the Control Bodies or mention in this document, that the Report of the Board of Directors on the management as at 31 December 2003 is exhaustive and complete for the purposes of the law, including according to the information provided regarding the stock option plans, and that we view the proposal for the distribution of the dividends as determined in a positive light.

Rome, 13 April 2004

The Statutory Auditors
Prof. Paolo Resta (Chairman)
Dott. Maurizio de Magistris (Statutory Auditor)
Dott. Stefania Libori (Statutory Auditor)

KPMG

Revisione e organizzazione contabile

KPMG S.p.A.
Via Ettore Petrolini, 2
00197 ROMA RM

Telefono 06 809611
Telefax 06 8077475
e-mail: it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
Bulgari S.p.A.

1 We have audited the financial statements of Bulgari S.p.A. as at and for the year ended 31 December 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The responsibility for the audit of the financial statements of certain subsidiary and associated companies, representing 41% and 14% of the captions "investments" and "total assets", respectively, rests with other auditors.

Reference should be made the report of other auditors dated 11 April 2003 for their opinion on the prior year figures which are presented for comparative purposes as required by law.

3 In our opinion, the financial statements of Bulgari S.p.A. as at and for the year ended 31 December 2003 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the company.

4 The company holds controlling interests in a number of companies and, in accordance with current legislation, has prepared consolidated financial statements. Such statements are presented in addition to its own financial statements in order to furnish adequate information on the financial position and results of both the company and the group. We have audited the consolidated financial statements and these (with our audit report thereon) are presented together with the statutory financial statements.

Rome, 9 April 2004

KPMG S.p.A.

(Signed on the original)

Arrigo Parisi
Director of Audit

Bulgari S.p.A.

Sede legale:
Via dei Condotti, 11
00187 Roma, Italia

Direzione Generale ed Uffici Amministrativi:
Lungotevere Marzio, 11
00186 Roma, Italia
telefono (06) 688101
telefax (06) 68810400

Investor relations
telefono (06) 68810467
telefax (06) 68810614
www.bulgari.com

Realizzazione, impianti e stampa
Marchesi Grafiche Editoriali S.p.A. - Roma

Bulgari conferma il suo
impegno per la protezione
dell'ambiente utilizzando
carta ecologica

Finito di stampare in Italia
nel giugno 2004